As filed with the Securities and Exchange Commission on May 10, 2005

Registration No. 333-123841

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CRYOCOR, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	33-0922667
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9717 Pacific Heights Blvd.

San Diego, California 92121

(858) 909-2200

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Gregory M. Ayers, M.D., Ph.D.

CryoCor, Inc.

Chief Executive Officer

9717 Pacific Heights Blvd.

San Diego, California 92121

Tel: (858) 909-2200

Fax: (858) 909-2350

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frederick T. Muto, Esq. Matthew T. Browne, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, California 92121 Tel: (858) 550-6000 Fax: (858) 550-6420	David W. Pollak, Esq. Stephanie Gulkin Satz, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Tel: (212) 309-6000 Fax: (212) 309-6001

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 10, 2005

CryoCor, Inc. 2,850,000 Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We expect that the public offering price will be between $10.00 and $14.00 per share.
THE OFFERING	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to CryoCor, Inc.	$	$

We have granted the underwriters the right to purchase up to 427,500 additional shares from us within 30 days after the date of this prospectus to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on             , 2005.

Proposed Nasdaq National Market Symbol: CRYO

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

First Albany Capital

Roth Capital Partners

The date of this prospectus is                     , 2005

OpenIPO®: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in this offering. The minimum size for any bid in the auction is 100 shares. A more detailed description of this process, known as an OpenIPO, is included in “Underwriting” beginning on page 121.

THE CRYOCOR CARDIAC CRYOABLATION SYSTEM FOR THE TREATMENT OF ATRIAL FLUTTER AND ATRIAL FIBRILLATION

ATRIAL FLUTTER

ATRIAL FIBRILLATION

In atrial flutter, cardiac cells perpetuate electrical impulses that can be as rapid as 300 impulses per minute.

Our CryoBlator™ Catheter is placed into the right atrium where the system reduces the catheter tip temperature to approximately - 90ºC, the target temperature.

Successive freezes by our CryoBlator Catheter create a lesion line to block perpetuation of the electrical impulses that cause atrial flutter.

Paroxysmal (intermittent) atrial fibrillation is typically caused by disorganized electrical impulses originating in the pulmonary veins.

Our CryoBlator Catheter is advanced into the left atrium to the opening of the pulmonary veins.

Our CryoBlator Catheter freezes the tissue around the pulmonary vein to electrically isolate the heart from these abnormal electrical impulses.

NORMAL HEART RHYTHM

Our system has not been approved by the U.S. Food and Drug Administration for the treatment of either atrial flutter or atrial fibrillation.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. You should read this prospectus in its entirety, including the information about the shares we are offering as well as the information regarding our business and the detailed financial data. Unless the context requires otherwise, the words “CryoCor,” “we,” “company,” “us” and “our” refer to CryoCor, Inc. and its subsidiary, CryoCor GmbH.

Overview

Our Business

We have developed and manufacture a minimally invasive, disposable catheter system based on our proprietary cryoablation technology for the treatment of cardiac arrhythmias. Cardiac arrhythmias are heart rate and rhythm disorders that cause the heart to pump blood less efficiently, cause potentially debilitating symptoms, and can result in life threatening events such as stroke. We have focused our initial development efforts on designing a system for treating atrial fibrillation, or AF, and atrial flutter, or AFL, the two most common and difficult to treat arrhythmias. Our product, the CryoCor Cardiac Cryoablation System, or our cryoablation system, is designed to treat cardiac arrhythmias through the use of cryoenergy, or extreme cold, to ablate, or destroy, targeted cardiac cells. Unlike heat-based ablation technologies, which can destroy both the targeted cardiac cells and the extracellular material that binds them together, cryoablation leaves the material surrounding the cardiac cells fully intact. As a result, cryoablation may reduce the complications associated with heat-based ablation technologies. Our cryoablation system utilizes proprietary technology that allows it to generate, deliver and transfer high levels of cryoenergy enabling large lesion sizes, shorter procedure times and enhanced system versatility. We believe these advantages provide better therapeutic efficacy and give us a greater ability to treat complex arrhythmias than competing cryoablation technologies.

To date, our cryoablation system has been used at approximately 40 medical centers worldwide, including approximately 25 medical centers in the United States where it has been used on approximately 285 subjects during our clinical trials, and approximately 15 medical centers in Europe where it has been used on approximately 165 subjects during our clinical trials and approximately 550 patients. Our cryoablation system has been approved in Europe for the treatment of supraventricular arrhythmias, including AF and AFL, since 2002. In the United States, we are conducting two pivotal trials to evaluate the safety and efficacy of our cryoablation system for the treatment of AF and AFL. We completed the enrollment and treatment of patients in our pivotal trial for AFL in November 2004 and plan to complete the filing of an application for premarket approval, or PMA, for the treatment of AFL with the Food and Drug Administration, or FDA, in mid-2005. We are currently enrolling patients in our AF pivotal trial and plan to submit a PMA for AF with the FDA in 2007. We believe our trial for AF is the only pivotal trial of a minimally invasive, catheter-based system for treating AF currently underway in the United States. We do not currently have FDA approval to market our cryoablation system in the United States, and we may not receive it. If our cryoablation system is not approved by the FDA for any indication for commercialization in the United States, we may be forced to cease operations.

Background and Market

The human heart is responsible for the continuous pumping and circulation of blood throughout the body. Each beat of the heart initiates with an electrical impulse that passes through the heart’s electrical system. The spread of the electrical impulse causes the muscle of the atria and ventricles to contract and pump blood. Cardiac arrhythmias occur when there is a disruption in the heart’s electrical system that results in the inappropriate generation or conduction of electrical impulses.

AF, the most common arrhythmia, afflicts over 2.3 million individuals in the United States, where it has been estimated to account for more than $9 billion annually in drug-based therapy and other disease-related healthcare costs. Our cryoablation system, if approved by the FDA, will address that portion of the patient population for whom drug therapy has not proven effective. It is estimated that each year approximately 500,000 new cases of AF occur in the United States. AF is the leading cause of stroke among the elderly, and people afflicted with this condition are at six times greater risk of stroke and two times greater risk of death as compared to the normal population. AFL can lead to, and often coexists with, AF, and is the second most common arrhythmia. In 2000, it was estimated that more than 200,000 new cases of AFL occur annually in the United States.

The current standard of care for treating AF and AFL is chronic drug therapy, which is costly, often ineffective and can have serious side effects. Other existing treatments for AF include surgical procedures and the off-label use of currently available catheter-based ablation devices. We believe these procedures have failed to gain broad market adoption because they require major surgery, can cause serious complications including death, or they lack efficacy.

Our Solution

We believe that our cryoablation system can become the new standard of care for the safe and effective treatment of AF. We believe that our cryoablation system provides a physician with the critical features necessary to create the multiple large, permanent lesions within the heart tissue that are required to safely and effectively treat AF. We believe safety is the principal benefit of our cryoablation system versus drug therapy and heat-based ablation devices, and that our efficacy and the similarity of our treatment to existing physician procedures are our advantages over competing cryoablation systems. In addition, we believe that our cryoablation system may provide clinical advantages in the treatment of AFL and other complex arrhythmias.

Our Strategy

Our goal is to become the leading provider of minimally invasive, catheter-based treatments for complex arrhythmias. The key elements of our strategy include:

•	demonstrating the safety and efficacy of our cryoablation system through our clinical trials;

•	commercializing our products through a direct sales force, a direct-to-consumer marketing effort and third party distributors;

•	leveraging the influence of industry opinion leaders and major medical centers to accelerate physician adoption and market acceptance of our cryoablation system;

•	enhancing features of our cryoablation system, expanding our product lines and acquiring complementary products; and

•	expanding and protecting our intellectual property position.

Risks Affecting Us

We have a limited operating history and no products in commercial distribution in the United States. We have incurred net losses in each year since our inception and expect to continue to incur significant and increasing operating losses, in the aggregate and on a per share basis, for the next several years. We do not currently have FDA approval to market our cryoablation system in the United States, and we may not receive it. If our cryoablation system is not approved by the FDA for any indication for commercialization in the United States, we may be forced to cease operations.

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary.

Corporate Information

We were incorporated in the State of Delaware on August 15, 2000 and on August 31, 2000 we acquired assets, including intellectual property, and assumed liabilities from CryoGen, Inc. in exchange for our issuance of Series A convertible preferred stock and common stock to CryoGen. Our principal executive offices are located at 9717 Pacific Heights Blvd., San Diego, CA 92121, and our telephone number at that address is (858) 909-2200. Our website address is http://www.cryocor.com. The information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

The Offering

Common stock offered by us

2,850,000 shares. Certain of our existing investors, William Blair Capital Partners, Healthcare Equity Partners, MPM Capital and OrbiMed Associates, have indicated an interest in purchasing, either directly or through their affiliates, $12 million worth of the shares offered by this prospectus at the public offering price, but have no legal obligation to purchase any of those shares.

Common stock to be outstanding after this offering	9,739,229 shares

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $30.0 million, or approximately $34.8 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $12.00 per share. We intend to use the net proceeds from this offering to continue the product development of our CryoCor Cardiac Cryoablation System, to complete our ongoing clinical trials, to build sales and marketing capabilities for our cryoablation system, to provide working capital and for other general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	CRYO

The number of shares of our common stock that will be outstanding after the closing of this offering is based on approximately 273,995 shares of our common stock outstanding as of April 30, 2005, and excludes:

•	1,105,136 shares of our common stock issuable upon exercise of options outstanding with a weighted average exercise price of $0.96 per share, 211,289 of which were vested and all of which were exercisable as of that date;

•	234,595 shares of our common stock issuable upon exercise of warrants outstanding with a weighted average exercise price of $7.91 per share, all of which were exercisable as of that date. Warrants to purchase an aggregate of 151,104 shares of our common stock with a weighted average exercise price of $8.52 will terminate if and to the extent not exercised prior to the completion of this offering;

•	141,990 additional shares of our common stock reserved for future issuance under our 2000 Equity Incentive Plan as of that date;

•	193,548 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan, which we have adopted to become effective as of the effective date of this offering; and

•	267,741 shares of our common stock reserved for future issuance under our 2005 Non-Employee Directors’ Stock Option Plan and 2005 Employee Stock Purchase Plan, which we have adopted to become effective as of the effective date of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•

the conversion, upon the closing of this offering, of all 291,456 outstanding shares of our Series A convertible preferred stock, all 1,620,368 outstanding shares of our Series B convertible preferred stock, all 4,456,010 outstanding shares of our Series C convertible preferred stock and all 138,975,873 outstanding shares of our Series D redeemable convertible preferred stock, as of April 30, 2005, into an aggregate of 5,920,024 shares of our common stock;

•	the issuance of 557,837 shares of our common stock that, as of June 4, 2005, will be issuable as dividends upon the conversion of our Series D redeemable convertible preferred stock at the closing of this offering. Our Series D redeemable convertible preferred stock cumulates dividends once annually on the anniversary dates of the closings of the issuances of the shares of Series D redeemable convertible preferred stock, which occurred on June 4, 2003 and May 28, 2004, with the dividends payable being based on an annual dividend rate which is currently 8%. If we do not complete this offering and obtain a PMA from the FDA for AFL by August 4, 2005, the annual dividend rate on our Series D redeemable convertible preferred stock will retroactively increase from 8% to 10%, and 139,467 additional shares of our common stock will be issuable as dividends upon the conversion of our Series D redeemable convertible preferred stock. See “Description of Capital Stock — Dividend Rights on Series C and Series D Convertible Preferred Stock” for more information regarding the dividends described above;

•	the issuance of 137,373 shares of our common stock that, as of June 4, 2005, will be issuable as dividends upon the conversion of our Series C convertible preferred stock at the closing of this offering. The Series C convertible preferred stock will cease cumulating dividends after June 4, 2005. See “Description of Capital Stock — Dividend Rights on Series C and Series D Convertible Preferred Stock” for more information regarding the dividends described above;

•	a 1 for 31 reverse split of our common stock effective upon the closing of this offering; and

•	that the underwriters do not exercise their option to purchase up to 427,500 shares of our common stock to cover over-allotments, if any.

This offering will be made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under “Underwriting” beginning on page 121.

We have registered trademarks for CryoCor and the CryoCor logo in Europe, Japan, Australia and New Zealand. We have also applied for registered trademarks for CryoCor, the CryoCor logo, CryoArm and CryoBlator in the United States and Canada. This prospectus also contains trademarks and service marks of other companies that are the property of their respective owners. OpenIPO is a registered service mark of WR Hambrecht + Co, LLC.

Summary Consolidated Financial Data

We derived the summary consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the consolidated summary balance sheet data as of December 31, 2004 from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The summary financial data at March 31, 2005 and for the three months ended March 31, 2004 and 2005 are derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The following financial data are only a summary and should be read together with our consolidated financial statements and their related notes, the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following summary financial data are not intended to replace our consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Years ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in thousands, except share and per share amounts)
Consolidated statement of operations data
Product sales	$281	$342	$493	$157	$329
Operating expenses:
Cost of sales	2,844	2,649	2,718	658	717
Research and development(1)	4,336	6,387	7,978	1,734	1,789
Selling, general and administrative(2)	2,174	2,260	5,480	932	1,394

Total costs and expenses	9,354	11,296	16,176	3,324	3,900

Loss from operations	(9,073)	(10,954)	(15,683)	(3,167)	(3,571)
Interest and other income (expense), net	35	(218)	(83)	(26)	(69)

Net loss	(9,038)	(11,172)	(15,766)	(3,193)	(3,640)
Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(1,641)	(4,308)	(704)	(1,328)
Cumulative dividends on Series C preferred stock	(902)	(547)	(241)	(60)	(59)

Net loss attributable to common stockholders	$(9,940)	$(13,360)	$(20,315)	$(3,957)	$(5,027)

Basic and diluted net loss per share attributable to common stockholders:
Historical(3)	$(530.11)	$(635.43)	$(769.77)	$(177.92)	$(71.12)

Pro forma(3)			$(4.08)		$(0.80)

Shares used to compute basic and diluted net loss per share attributable to common stockholders:
Historical(3)	18,751	21,025	26,391	22,240	70,682

Pro forma(3)			4,982,428		6,322,007

(1)	Research and development expenses include $385,000 and $191,000 of non-cash stock-based compensation for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively.

(2)	Selling, general and administrative expenses include $664,000 and $200,000 of non-cash stock-based compensation for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively.

(3)	See Note 2 to our consolidated financial statements for information regarding the computation of basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders. The pro forma basic and diluted net loss per share attributable to common stockholders reflects the weighted effect of the assumed conversion of our convertible preferred stock into shares of common stock at the conversion rates in effect for the period presented.

	As of March 31, 2005
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands)
Consolidated balance sheet data
Cash and cash equivalents	$6,679	$6,679	$36,685
Total current assets	7,756	7,756	37,762
Total assets	9,370	9,370	39,376
Total current liabilities	2,350	2,350	2,350
Total long-term debt(3)	6,359	6,359	6,359
Redeemable convertible preferred stock	34,477	—	—
Accumulated deficit	(55,170)	(55,170)	(55,170)
Total stockholders’ equity (deficit)	(33,816)	661	30,667

(1)	Pro forma to give effect to the conversion, upon the closing of this offering, of all shares of our convertible preferred stock and redeemable convertible preferred stock and accrued dividends thereon into 6,615,234 shares of common stock. The pro forma amounts do not give effect to any exercise of any of the warrants to purchase an aggregate of 151,104 shares of our common stock with a weighted average exercise price of $8.52 that will terminate if and to the extent that they are not exercised prior to the completion of this offering.

(2)	Pro forma as adjusted to give effect to the sale in this offering of 2,850,000 shares of our common stock at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering costs payable by us. The pro forma as adjusted amounts do not give effect to any exercise of any of the warrants to purchase an aggregate of 151,104 shares of our common stock with a weighted average exercise price of $8.52 that will terminate if and to the extent that they are not exercised prior to the completion of this offering.

(3)	See Note 4 to our consolidated financial statements for information regarding the issuance of our new long-term debt in March 2005.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related To Our Business

We have a limited operating history, have a history of operating losses, expect to continue to incur losses and may never become profitable.

We have a limited operating history and no products in commercial distribution in the United States. Our product candidates are still being developed, and all but our cryoablation system are still in early stages of development. Our product candidates will require significant additional development, clinical trials, regulatory clearances or approvals by the FDA and additional investment before they can be commercialized in the United States. We anticipate that our cryoablation system will not be approved for commercialization in the United States by the FDA for any indication before the second half of 2006, if at all.

As of March 31, 2005, we had an accumulated deficit of $55.2 million. We have incurred net losses in each year since our inception in August 2000, including net losses of $11.2 million for the year ended December 31, 2003, $15.8 million for the year ended December 31, 2004 and $3.6 million for the three months ended March 31, 2005. We expect to continue to incur significant and increasing operating losses, in the aggregate and on a per share basis, for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity, net current assets and working capital. Because of the risks and uncertainties associated with developing medical devices, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We expect that our primary expenses for the next 12 months will be for research and development and conducting our clinical trials. Following completion of this offering, we expect that our general and administrative and legal costs will increase due to the additional operational and regulatory burdens applicable to public companies. In addition, if we receive FDA marketing approval of our cryoablation system, we expect to incur increased sales, marketing, manufacturing and compliance expenses.

We do not currently have the required approvals to market our cryoablation system in the United States, and we may not receive it. We may not become profitable even if we obtain FDA approval and succeed in commercializing our cryoablation system in the United States. As a result, we cannot be sure when we will become profitable, if at all.

We may need substantial additional funding to continue our operations and may be unable to raise capital when needed, or at all, which would force us to delay, curtail or eliminate our clinical programs, product development programs or commercialization efforts.

We may need to raise substantial additional capital to:

•	fund our operations and clinical trials;

•	continue our research and development;

•	scale up our manufacturing operations;

•	enforce our proprietary rights;

•	defend, in litigation or otherwise, any claims that we infringe third party patents or other intellectual property rights; and

•	commercialize any of our products that may be approved by the FDA.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalent balances, will be sufficient to meet our anticipated cash requirements into the second half of 2006. However, our future funding requirements will depend on many factors, including:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking regulatory approvals, including likely FDA advisory panel review;

•	clinical trial results;

•	acceptance by the FDA of our clinical trial design and data to support marketing approval of the desired indications;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the costs of filing, prosecuting and maintaining our owned and licensed patent applications and patents, and defending and enforcing these patents and other intellectual property rights;

•	the effect of competing products and technologies; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

Until we can generate sufficient product revenue, which may never occur, we expect to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve restrictive covenants. Examples of such restrictive covenants, all of which we are subject to under our current loan agreement, include limitations on our ability to incur additional debt or liens on any of our assets, dispose of our property, make dividend payments or distributions to our stockholders or enter into transactions that would result in a change in control of us. The terms of any additional debt or equity financing may not be favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets or delay, reduce the scope of or eliminate some or all of our clinical or product development programs or commercialization efforts, which may harm our business, financial condition, results of operations and future growth prospects.

We are dependent on the success of our cryoablation system, which has not been approved by the FDA for any indication for commercialization in the United States. If we are unable to achieve our product development goals, gain FDA approval to commercialize our cryoablation system in the United States, or experience significant delays in doing so, our stock price may decline and we may be forced to cease operations.

We have expended significant time, money and effort in the development of our cryoablation system, which is still in clinical testing, has not yet received FDA approval for any indication and may never be commercialized in the United States. In this prospectus and in other public announcements, we have provided estimates for the timing of the accomplishment of various clinical, regulatory and other product development goals relating to our cryoablation system, which we sometimes refer to as milestones. These milestones include the enrollment of subjects in our clinical trials, the submission of data from our clinical trials to the FDA, the timing of FDA approval for our cryoablation system, and other clinical and regulatory events. These estimates are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control, and we may never achieve some or all of these milestones. If we do not meet these estimated milestones as publicly disclosed for both indications, we may be unable to commercialize our products in the United States, or any commercialization of our products in the United States may be delayed and, as a result, our business may be harmed and our stock price may decline. If our cryoablation system is not approved by the FDA for any indication for commercialization in the United States, we may be forced to cease operations.

We will need separate FDA approval supported by a separate clinical trial for each proposed indication for our cryoablation system. We intend to seek FDA approval of our cryoablation system to treat both AFL and AF, and will only be able to market our cryoablation system for an indication for which we receive FDA approval. If the FDA does not approve our cryoablation system for treating both AFL and AF, we intend to market our cryoablation system only for the indication for which we receive FDA approval. For each indication, the FDA’s marketing approval process is expensive and the outcome is uncertain. To obtain FDA marketing approval, we are required to submit detailed and comprehensive scientific data demonstrating safety and effectiveness of our cryoablation system to the FDA’s satisfaction. The marketing approval process also requires passing FDA inspection of our manufacturing facilities and of the clinical trial records for data integrity and compliance with regulatory requirements. The FDA’s PMA approval review process generally takes one to three years after filing, but may take longer. The FDA has not approved any medical device for treating AF and has approved four devices for AFL, all of which use radiofrequency, or RF, energy.

We cannot assure you that we will obtain FDA approval to market our cryoablation system in the United States for either AFL or AF in a timely manner or at all. In addition, even if we obtain approval for one indication, we may never obtain approval for the other indication. If we fail to obtain FDA approval for at least one indication, we will not be permitted to market our cryoablation system in the United States and may be forced to cease our operations. In addition, if we do not receive FDA approval for the AF indication, we may never become profitable.

Although we investigated a number of allegations regarding our FDA compliance process made by a former senior executive and found the allegations to be without substance, if the FDA finds problems with our compliance process, it could withhold approval for our products or cause us to suspend our operations until the problems are corrected.

In September 2004, a lawyer representing our former CFO sent a letter to us making certain claims against us for wrongful termination of our former CFO based on theories of breach of contract and violations of public policy. The letter also contained allegations that there were irregularities and improprieties in our clinical trials and our FDA compliance process. The letter did not contain any specific evidence to support these allegations. In September 2004, we conducted an initial internal investigation into these allegations, including those regarding our clinical trials and our FDA compliance process, using our external corporate counsel. As part of this investigation, our corporate counsel interviewed the two officers who head our clinical and regulatory departments, one of whom was specifically identified in the letter as having information relating to the claims regarding our clinical trials and FDA compliance process. Our corporate counsel determined that the claims, including those regarding our clinical trials and our FDA compliance process, were without substance. We settled the claim of wrongful termination in November 2004. In March 2004, our board of directors formed a special committee to specifically investigate the FDA related allegations. The special committee initiated another internal investigation and engaged our outside regulatory counsel, who had advised us previously in matters relating to our FDA compliance process, to assist in the investigation. Our outside regulatory counsel’s investigation was limited to interviewing employees involved in the clinical trial and FDA compliance process, reviewing our clinical department operating procedures, reviewing our clinical database entry and control processes and reviewing emails and other documentation it received from us in the course of the investigation. The employees interviewed by our outside regulatory counsel included our CEO, the former CFO, our vice president of regulatory affairs, members of our clinical department and other clinical, statistical, database and quality systems personnel. The investigation by our outside regulatory counsel was limited in time and scope and, as with any investigation, cannot be expected to or be relied upon to detect all instances of impropriety. The investigation was performed over an approximately three-week period and examined only the allegations made by our former CFO, including whether there were any concerns with the integrity of the data gathered in our AFL and AF clinical trials and whether there were any known problems with our complying generally with FDA regulations. The investigation did not address the likelihood of FDA marketing approval of our cryoablation system nor did it address the accuracy or completeness of our clinical trial data or the medical interpretations of any such data. Therefore, this investigation cannot be relied upon as an assurance that our clinical trial data are accurate or complete or as an indicator of the likelihood of FDA approval for any of our products. On April 1, 2005 and April 4, 2005, our outside regulatory counsel presented its findings to the special committee. Our outside regulatory counsel reported that it had found no evidence of fraud, lack of data credibility, or that any false or misleading information had been provided to the FDA. The special committee concluded that the allegations in the letter concerning clinical trial irregularities and FDA compliance matters were without substance. However, the results of these investigations do not provide assurance that the FDA will not find problems with our compliance with FDA regulations and either withhold approval for our products or cause us to suspend operations until the problems are corrected to its satisfaction.

If the data from our clinical trials do not demonstrate the safety and effectiveness of our cryoablation system to the FDA’s satisfaction, we will not receive FDA approval to market our cryoablation system in the United States.

To obtain FDA approval for marketing, our pivotal trials must generate data demonstrating that our cryoablation system is safe and effective for each indication for which approval is sought. The FDA’s grant of permission to proceed with the AFL and AF pivotal trials does not constitute a binding commitment that the FDA will consider either trial design adequate to support approval for our cryoablation system. In addition, there can be no assurance that the data generated during the pivotal trials will meet our chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing approval. For example, although we believe the acute efficacy data in the AFL pivotal trial met the predefined objective performance criterion, or OPC, the assessment of acute efficacy is subject to interpretation, and the FDA could determine that the data do not meet the OPC. Additionally, the FDA has advised us that our chronic efficacy data will be considered as an important factor for marketing approval for the AFL indication and that it must meet the chronic efficacy OPC for RF ablation. If the FDA concludes that the AFL or AF trials have failed to demonstrate safety and effectiveness, we will not receive FDA approval to market our cryoablation system in the United States for those indications.

The FDA has expressed concerns about many aspects of our clinical trials, which could lead the FDA to delay or deny marketing approval.

The FDA has expressed concerns about many aspects of our clinical trials, including the following:

•	we did not conduct a randomized trial against an RF ablation device in our AFL pivotal trial;

•	the objective performance criteria, or OPCs, against which we measure the safety and effectiveness of our cryoablation system were derived from RF ablation studies and the FDA has indicated that they may not be applicable to our AFL pivotal trial;

•	applicability of the RF precedents that we used to guide the design of our clinical trials;

•	determination of appropriate endpoints, including the use of acute efficacy rather than chronic efficacy as the primary measure of product effectiveness in the AFL pivotal trial;

•	ambiguity of endpoint measurements;

•	interfering effects of medication; and

•	protocol deviations by our clinical investigators.

Based on these concerns, we cannot be certain that the FDA will agree that we have demonstrated safety and effectiveness even if our data were to meet all of our chosen endpoints. If the FDA does not agree that our pivotal trials demonstrated safety and effectiveness, the FDA will deny marketing approval of our cryoablation system.

Modifications to our cryoablation system and protocol during our pivotal AFL trial could lead the FDA to conclude that the trial data are not sufficient to establish safety and effectiveness, which could delay or prevent marketing approval.

During our pivotal AFL trial, we modified our cryoablation system and the protocol used during the trial. Measurement of the acute efficacy endpoint was modified while the trial was ongoing. About one half of the subjects were treated under a protocol requiring the investigator to wait 60 minutes after ablation to measure acute efficacy, while the remainder were treated under a revised protocol requiring only a 30 minute wait. In addition, about one half of the subjects were treated with the Model 1100 catheter of our cryoablation system and the remainder were treated with the Model 1200 catheter.

Although the FDA granted regulatory approval to make these changes, it could determine upon review of the study data that it is not scientifically valid to pool the data from subjects treated before the changes with those treated after the changes were implemented. If so, the FDA could deny approval for marketing, or require us to gather additional supporting data through the conduct of continued or additional clinical trials, which could cause a significant delay in obtaining marketing approval and harm our business, financial condition and results of operations. These same issues could arise during our AF pivotal trial if modifications to our cryoablation system or to the protocol become necessary during that trial.

In the AFL pivotal trial, our acute safety data did not meet the OPC established by the FDA for RF ablation, which could lead the FDA to delay or deny marketing approval for the AFL indication.

In the AFL pivotal trial, our acute safety data for serious adverse events, or SAEs, exceeded the OPC for RF ablation. We intend to have these SAEs reviewed by an independent body to determine whether they are related to the device or procedure or to the subject’s underlying cardiac disease. We cannot assure you that the FDA will accept the body’s determinations or that the FDA will accept a revised safety analysis that excludes the SAEs that are determined to be unrelated to the device and procedure. If the FDA does not accept our proposed approach, the FDA may conclude that we have failed to demonstrate the safety of our cryoablation system and delay or deny marketing approval.

We may not complete our pivotal trial for AF on schedule, or at all, or it may be conducted improperly, which may delay or preclude FDA approval for marketing our cryoablation system for this indication.

The completion of our pivotal trial for AF may be delayed or terminated for many reasons, including, but not limited to:

•	the FDA places our pivotal trial on hold;

•	subjects do not enroll in our pivotal trial at the rate we currently expect;

•	subjects are not followed-up at the rate we currently expect;

•	subjects experience an unacceptable rate or severity of adverse side effects;

•	third party clinical investigators do not perform our pivotal trial on our anticipated schedule or consistent with the clinical trial protocol, Good Clinical Practice and regulatory requirements, or other third party organizations do not perform data collection and analysis in a timely or accurate manner;

•	inspections of our clinical trial sites by the FDA or Institutional Review Boards, or IRBs, find regulatory violations that require us to undertake corrective action, suspend or terminate one or more sites, or prohibit us from using some or all of the data in support of our PMA application;

•	changes in laws, governmental regulations or administrative actions force us to modify the conduct of our trials or otherwise create unexpected burdens;

•	the interim results of our clinical trials are inconclusive or negative;

•	one or more of our IRBs suspends or terminates our trial at an investigational site, precludes enrollment of additional subjects, or withdraws its approval of our trial;

•	one or more of our clinical investigators withdraws from our trial or deviates from our approved protocol; or

•	third parties, investigators and contract laboratories conducting our pivotal trial do not perform as contractually required or expected.

Subject enrollment in clinical trials and successful completion of subject follow-up in clinical trials depend on many factors, including the size of the subject population, the nature of the trial protocol, the proximity of subjects to clinical sites, the eligibility criteria for the trial, and subject compliance. Subjects may be discouraged from enrolling or continuing to participate in our clinical trial if the trial protocol requires them to undergo extensive pre- and post-treatment procedures to assess the safety and effectiveness of our cryoablation system. For example, two of the 160 patients originally enrolled in our AFL trial dropped out of the trial prior to completing the trial. Drop out rates may increase when we conduct our AF clinical trial because the follow up period for the AF trial is 12 months as opposed to six months for the AFL trial. In addition, subjects participating in our clinical trial may die before completion of their follow-up. Moreover, it may be difficult to successfully follow our subjects for the required 12-month period. Although to date we have successfully followed all our subjects from our AF feasibility study for the required 12-month period, historical results may not be indicative of our future performance. Delays in subject enrollment or failure of subjects to continue to participate in a trial may cause an increase in costs and delays in our clinical trial or result in the failure of the trial, which could cause us to fail to secure FDA marketing approval of our cryoablation system in a timely manner, if at all.

Our development costs will increase if we have material delays in our clinical trial or if we need to perform additional or larger clinical trials than planned. Serious or unexpected adverse events during a clinical trial could cause us to modify, suspend, repeat, or terminate a trial, or to cancel the entire program.

In order to receive and maintain FDA approval of our product candidates, our manufacturing facilities and the manufacturing facilities of our suppliers must comply with applicable regulatory requirements. If we fail to achieve or maintain regulatory approval of these manufacturing facilities, we may be forced to cease operations.

Completion of our clinical trials and any subsequent commercialization of our product candidates require access to, or the development of, manufacturing facilities that meet applicable regulatory and quality standards to manufacture a sufficient supply of our products. If we receive FDA approval for our cryoablation system for the treatment of AF, we believe we will eventually need to obtain additional commercial-scale manufacturing facilities. These facilities must be evaluated and qualified under our quality system to ensure that they meet our production and quality standards. The FDA also must inspect and approve facilities that manufacture our products for U.S. commercial purposes, as well as the manufacturing processes and specifications for our products prior to granting marketing approval of our cryoablation system. Suppliers of components of, and products used to manufacture, our products also must comply with FDA and foreign regulatory requirements, which often require significant resources and subject us and our suppliers to potential regulatory inspections and stoppages. We or our suppliers may not satisfy these requirements. If we or our suppliers do not achieve required regulatory approval for our manufacturing operations, including for any additional commercial-scale manufacturing facilities that we may obtain in the future, our commercialization efforts in the United States, if any, could be delayed, which could impair our business and financial condition and could require us to cease operations.

If the integrity of the catheter used as part of our cryoablation system is compromised, serious injury or death may occur, which could lead the FDA to delay or deny marketing approval.

Our cryoablation system works by utilizing a pressurized system that delivers nitrous oxide to freeze the tip of a catheter while the catheter is in contact with the patient’s heart. Although our cryoablation system is designed to prevent leaks in the catheter and to prevent the flow of nitrous oxide into the catheter if the catheter has been ruptured, nitrous oxide could enter the blood stream if the catheter developed a leak, which could result in serious injury to a patient, or even death. Although to date we have not experienced any leaks or other breaches of the catheter’s integrity during any clinical trial or use in any medical center that have resulted in serious injury or death, historical results may not be indicative of our future performance. If this occurred, the FDA could deny or delay marketing approval until we modified our device and provided proof that a similar failure would not recur. Any adverse consequences resulting in a breach of the integrity of the catheter used in our cryoablation system may prevent our system from gaining market acceptance among physicians, healthcare payers, patients and the medical community, which could harm our business, financial condition, results of operations and growth prospects.

If the pulmonary vein isolation, or PVI, or any other ablation procedure performed in our AF pivotal trial fails to provide a significant benefit to patients, or has serious adverse effects, we may not be able to obtain FDA approval for marketing our cryoablation system.

AF is a complex disease and its origin and progression are not well understood in the medical community. The effectiveness of ablation in moderating AF has not been demonstrated in a controlled clinical trial. The FDA could deny approval of our cryoablation system if our pivotal AF trial does not show that AF ablation performed with our cryoablation system provides a greater benefit to patients than medical management with anti-arrhythmic medications alone.

The PVI procedure has been associated with pulmonary vein stenosis, a narrowing of the pulmonary vein that can have serious adverse health implications. Other techniques for AF ablation have been associated with risks such as the formation of esophageal fistulas, or holes, between the heart and the esophagus. Although we believe that cryoablation reduces this risk as compared to heat-based ablation, we and the medical community do not have a complete understanding of the presentation and progression of these complications. If patients develop significant pulmonary vein stenosis, esophageal fistulas, or other unanticipated adverse effects in our pivotal AF trial, the FDA could deny approval to market our cryoablation system, which could harm our business, financial condition, results of operations and growth prospects.

If approved by the FDA for AF, our cryoablation system will likely be limited to use as a second line therapy for patients with AF who have failed drug treatment, which could limit our sales.

Our pivotal AF trial will study our cryoablation system only in patients who have failed drug therapy. For this reason, if the FDA approves our cryoablation system for the treatment of AF, it is likely that the FDA will require us to label and advertise our cryoablation system only for the treatment of patients who have failed drug therapy. This restriction could limit our sales. Additional clinical trials will be required to obtain approval for use in a broader population of patients.

Even if we obtain regulatory approval, our future growth depends on physician adoption and market acceptance of our cryoablation system, which may not occur.

Even if we obtain regulatory approval of our cryoablation system or any other product candidate that we may develop, these products may not gain market acceptance among physicians, patients, healthcare payers or the medical community. The degree of market acceptance of any product that we may develop will depend on a number of factors, including:

•	the perceived effectiveness of the product;

•	the prevalence and severity of any side effects;

•	the procedure time associated with the use of the product;

•	potential advantages over alternative treatments;

•	the strength of marketing and distribution support; and

•	sufficient third party coverage or reimbursement.

If our cryoablation system, or any other product that we may develop, is approved by the FDA but does not achieve an adequate level of acceptance by physicians, patients or healthcare payers, we may not generate significant product revenue, if any, and we may not become profitable.

We believe that another factor that will impact the degree of market acceptance of any of our products is our ability to educate physicians to change their screening and referral practices in order to ensure physician acceptance of our system. For example, despite the lack of efficacy of treating AF and AFL with drugs, many physicians routinely prescribe drugs to patients suffering from AF and AFL without offering any treatment alternatives even when drug therapy is failing. We intend to target our sales efforts to interventional cardiologists and electrophysiologists because they are often the physicians treating both AF and AFL. However, the initial point of contact for many patients may be general practitioners who commonly treat patients experiencing AF and AFL. If referring physicians are not properly educated about AF and AFL and the potential benefits of using our cryoablation system over drug therapy in particular in circumstances where drug therapy fails, they may not refer AF and AFL patients who have been unsuccessfully treated with drug therapy to interventional cardiologists or electrophysiologists for our cryoablation system procedure, which may impair our business, financial condition and results of operations.

Even if we obtain FDA approval to market our products, our product candidates could be recalled and any failure to comply with FDA regulations could subject us to enforcement action.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. In the event any of our products receives approval and is commercialized, a government mandated or voluntary recall by us could occur as a result of component failures, device malfunctions, adverse events, such as serious injuries or deaths, or quality-related issues such as manufacturing errors or design or labeling defects. Recalls of our cryoablation system would divert managerial and financial resources, harm our reputation with customers and have an adverse effect on our financial condition and results of operations. A recall announcement could also negatively affect our stock price.

After the FDA permits a device to enter commercial distribution, numerous additional regulatory requirements apply. We may incur significant costs to comply with such requirements. These requirements include, among others:

•	compliance with the QSRs, which require manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	the FDA’s general prohibition against promoting products for unapproved or “off-label” uses;

•	the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•	the Reports of Corrections and Removals regulation, which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act, or FDCA.

Even if our products are approved, stringent FDA conditions of approval may significantly impact our sales and earnings depending on the scope and complexity of such conditions.

The FDA enforces these requirements with inspections and market surveillance. If the FDA finds that we have failed to comply with one of these requirements, it could institute a wide variety of enforcement actions, ranging from a Warning Letter to more severe sanctions, including the following:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals already granted; and

•	criminal prosecution.

Any of these enforcement actions could be costly and significantly harm our business, financial condition and results of operations.

If we are unable to obtain and maintain protection for our intellectual property, the value of our technology and products may be adversely affected.

Our business and competitive positions are dependent upon our ability to protect our proprietary technology. Because of the substantial length of time and expense associated with development of new products, we, along with the rest of the medical device industry, place considerable importance on obtaining and maintaining patent protection for new technologies, products and processes. The patent positions of medical device companies, including ours, are generally uncertain and involve complex legal and factual questions. Our owned and licensed patent applications may not protect our technologies and products because, among other things:

•	any patents issued to us, our collaborators or our licensors, may not provide a basis for a commercially viable product or provide us with any competitive advantage;

•	any patents issued to us, our collaborators or our licensors may be challenged, circumvented or invalidated by third parties;

•	all pending patent applications may not result in issued patents; and

•	any additional proprietary technologies that we develop may not be patentable.

We attempt to protect our intellectual property position by filing U.S. patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Currently, we own or license 24 issued U.S. patents and 35 pending U.S. patent applications covering various aspects of our products and technology.

We also own or license 18 patents issued outside of the United States and 117 patent applications outside the United States. Limitations on patent protection in some countries outside the United States, and the differences in what constitutes patentable subject matter in these countries, may limit the protection we have under patents issued to us outside of the United States. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the United States. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction, and the scope and enforceability of patent protection afforded by the law of the jurisdiction. Failure to obtain adequate patent protection for our proprietary product candidates and technology would impair our ability to be commercially competitive in these markets.

Our ability to market our products may be impaired by the intellectual property rights of third parties.

We are aware of numerous U.S. patents owned or licensed by third parties in areas potentially related to the technology used in our cryoablation system. These third parties include CryoCath Technologies, Inc., Johnson & Johnson, the Regents of the University of California and Spembly Medical Ltd. These third parties or our other competitors may have issued patents that cover technologies that we use in producing our product candidates, or that we use in treating patients with our product candidates. Owners of these patents or their licensees may assert that the manufacture, use or sale of our cryoablation system infringes one or more claims of their patents.

For example, statements attributed to employees of CryoCath suggest that CryoCath may believe that aspects of our cryoablation system may be covered by one or more U.S. patents owned by CryoCath. Some of these patents relate to cryosurgical devices and methods of using such devices for treating patients.

The possibility of litigation being filed against us based on one or more of these or other patents or other intellectual property is a significant risk. Because of the uncertainty inherent in any intellectual property litigation, a court may determine that current or future third party patents contain one or more claims that are valid, enforceable and infringed upon by our cryoablation system.

There is also a risk that other third party patents or intellectual property rights in areas of technology related to our products of which we are not aware may materially and adversely affect our business. Moreover, because patent applications can take many years to issue, there may be currently pending patent applications of which we are not yet aware that may result in issued patents that, if successfully asserted against us, would materially and adversely affect our business, financial condition and results of operations.

We may need to engage in costly patent litigation against our competitors, which may harm our business, financial condition, results of operations and cash flow.

The medical device industry is characterized by a large number of patents, patent filings and frequent litigation based on allegations of patent infringement. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that we compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Based on the litigious nature of the medical device industry and the fact that we may pose a competitive threat to some companies who own or control various patents, we believe that as we proceed toward commercialization in the United States, there is a significant risk that one or more third parties will assert a patent infringement claim against the manufacture, use or sale of our cryoablation system. Such a lawsuit may have already been filed against us without our knowledge, or may be filed prior to the completion of this offering. Any lawsuit could seek to prevent us from commercializing our cryoablation system or enjoin us from selling it, may seek damages from us, and would likely be expensive for us to defend against. We cannot predict if or when any third party patent holder, including those mentioned above, will file suit for patent infringement. Investors should consider the possibility of a patent infringement suit a significant risk.

The outcome of patent litigation is subject to substantial uncertainties, especially in medical device-related patent cases that may, for example, turn on the interpretation of claim language by the court which may not be to our advantage and also the testimony of experts as to technical facts upon which experts may reasonably disagree. Our involvement in patent litigation could result in significant expense. Some of our competitors have considerable resources available to them and a strong economic incentive to undertake substantial efforts to stop or delay us from bringing our cryoablation system to market and achieving market acceptance. We, on the other hand, are an early stage company with comparatively few resources available to us to engage in costly and protracted litigation. Moreover, regardless of the outcome, patent litigation against or by us could significantly disrupt our development and commercialization efforts, divert our management’s attention and quickly consume our financial resources.

In addition, if third parties file patent applications or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent and Trademark Office or in other proceedings outside the United States, including oppositions, to determine priority of invention or patentability. For example, we have filed requests with the U.S. Patent and Trademark Office seeking to invoke an interference proceeding involving certain patents owned by CryoCath Technologies, Inc. If we are not successful in this proceeding, this proceeding could result in us failing to gain rights to certain patent claims. Even if we are successful, we may incur substantial costs and the time and attention of our management and scientific personnel will be diverted in pursuit of these proceedings.

In the event that we are found to infringe any valid claim in a patent held by a third party, we may, among other things, be required to:

•	pay actual damages, plus increased damages up to triple the actual damages and the other party’s attorneys’ fees, which may be substantial;

•	obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all;

•	cease the development, manufacture, use and/or sale of products that infringe the patent rights of others through a court-imposed sanction called an injunction;

•	expend significant resources to redesign our technology so that it does not infringe others’ patent rights, or to develop or acquire non-infringing technology, which may not be possible; and/or

•	discontinue manufacturing or other processes incorporating infringing technology.

If we need to redesign our products to avoid third party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to any redesigned product and, ultimately, in obtaining approval. Further, any such redesigns may result in less effective and/or less commercially desirable products.

Additionally, any involvement of us in litigation in which we are accused of infringement may result in negative publicity about us or our cryoablation system, injure our relations with any then-current or prospective customers and cause delays in the commercialization of our cryoablation system.

We depend on single source suppliers for our cryoablation system components and the loss of these suppliers could prevent or delay our clinical trials, possible commercialization of our cryoablation system in the United States and additional sales of our cryoablation system in Europe.

We do not have long-term contracts with our third party suppliers for any of the equipment and components that are used in our manufacturing process. Our suppliers may have difficulty supplying components that meet our required specifications or needs. None of our suppliers has agreed to maintain a guaranteed level of production capacity. Establishing additional or replacement suppliers for these components may cause us to incur substantial costs and take a considerable amount of time, may require product redesign and could result in the need for submission to the FDA of a PMA supplement or possibly a separate PMA, which would cause us to incur considerable expense. We also may have difficulty obtaining similar components from other suppliers that are acceptable to our quality requirements and specifications, the FDA or foreign regulatory authorities. Even if available, similar components from other suppliers could be significantly more expensive. Any delays, regulatory or otherwise, could delay the manufacture and delivery of our cryoablation system and prevent the possible commercialization of our cryoablation system in the United States and additional sales of our cryoablation system in Europe and adversely impact our business.

If we are unable to manage our expected growth, our future revenue and operating results may be adversely affected.

If we receive FDA approval for our cryoablation system, we will need to rapidly expand our sales and marketing operations and grow our research and development, product development and administrative operations. This expansion is expected to place a significant strain on our management and operational and financial resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth. To manage our growth and to commercialize our cryoablation system in the United States, we will be required to improve existing and implement new operational and financial systems, procedures and controls and expand, train and manage our growing employee base. If we are unable to manage our growth effectively, our business and operating results could be harmed.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing facilities are unable to provide an adequate supply of products, our growth could be limited and our business could be harmed.

We currently manufacture our cryoablation system at our facilities in San Diego, California. If there was a disruption to our manufacturing operations, we would have no other means of manufacturing our cryoablation system until we have restored and re-qualified our manufacturing capability at our facilities or developed alternative manufacturing facilities. Additionally, any damage to or destruction of our San Diego facilities or our equipment, prolonged power outage or contamination at our facility would significantly impair our ability to produce our cryoablation system. If we were unable to produce sufficient quantities of our cryoablation system for use in our current and planned clinical trials, or if our manufacturing process yields substandard cryoablation systems, completion of our clinical trials and any subsequent commercialization efforts in the United States, as well as sales of our cryoablation systems in Europe, would be delayed.

We currently have limited resources, facilities and experience to commercially manufacture our product candidates. To produce our cryoablation system in the quantities that we believe will be required to meet anticipated market demand in the event that we receive regulatory approval, we will need to increase, or “scale up,” the production process by a significant factor over the current level of production. There are technical challenges to scaling up manufacturing capacity, and developing commercial-scale manufacturing facilities would require the investment of substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required scale up in a timely manner or at all. If we are unable to do so, we may not be able to produce our cryoablation system in sufficient quantities to meet the requirements for the launch of the product in the United States if we receive the required regulatory approval from the FDA, or to meet demand for our cryoablation system in Europe. If we obtain regulatory approval from the FDA for our cryoablation system but are unable to manufacture a sufficient supply of our cryoablation systems, our revenues, business and financial prospects would be materially adversely affected. In addition, if we obtain regulatory approval for our cryoablation system, but the scaled up production process is not efficient or produces cryoablation systems that do not meet quality and other standards, our future gross margins, if any, will be adversely affected.

Quality-control difficulties in our manufacturing processes could delay our clinical development programs and any commercialization efforts or prevent us from continuing the development of our product candidates.

Our sterile products, including our catheters and our sheaths, must be produced in a highly controlled, clean environment to minimize foreign particles and other contaminants. Despite stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. If we are unable to maintain stringent quality controls, or if contamination problems arise, our clinical development and potential commercialization efforts in the United States and our sales efforts in Europe could be delayed or terminated, which would harm our business, financial condition and results of operations.

If we fail to obtain an adequate level of reimbursement for our products by third party payers, there may be no commercially viable markets for our product candidates or the markets may be much smaller than expected.

The availability and amount of reimbursement by governmental and other third party payers affect the market for our product candidates. The efficacy, safety, performance and cost-effectiveness of our product candidates and of any competing products will determine the availability and level of reimbursement. We believe that reimbursement may be subject to increased restrictions both in the United States and in international markets in the future. New legislation, regulation or reimbursement policies of third party payers may adversely affect the demand for our products currently under development and limit our ability to sell our product candidates on a profitable basis. In addition, third party payers continually attempt to minimize or reduce the costs of healthcare by challenging the prices charged for healthcare products and services.

Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. To obtain reimbursement or pricing approval in some countries, we may be required to produce clinical data, which may involve one or more clinical trials, that compares the cost-effectiveness of our products to other available therapies. We may not obtain international reimbursement or pricing approvals in a timely manner, or at all. Our failure to receive international reimbursement or pricing approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

If reimbursement for our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, market acceptance of our products would be impaired and our business, financial condition, results of operations and future revenues, if any, would be adversely affected.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including the Federal Healthcare Programs’ Anti-Kickback Statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual for an item or service, or the ordering, furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. If our past or present operations, including our consulting arrangements with physicians who use our product, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

We may be subject to federal and state false claims laws which impose substantial penalties.

If our products are approved for marketing in the United States, our customers will most likely file claims for reimbursement with government programs such as Medicare and Medicaid. As a result, we may be subject to the federal False Claims Act if we knowingly “cause” the filing of false claims. Violations may result in substantial civil penalties, including treble damages. The federal False Claims Act also contains “whistleblower” or “qui tam” provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government. In recent years, the number of suits brought in the healthcare industry by private individuals has increased dramatically. Various states have enacted laws modeled after the federal False Claims Act, including “qui tam” provisions, and some of these laws apply to claims filed with commercial insurers.

We are unable to predict whether we could be subject to actions under the federal False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the False Claims Act, could significantly affect our financial performance.

If we are unable to establish sales and marketing capabilities or enter into and maintain arrangements with third parties to sell and market our cryoablation system, our business may be harmed.

We do not have a sales organization in the United States and have limited experience as a company in the sales, marketing and distribution of medical devices. We plan to establish our own sales force to market our cryoablation system in the United States. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. We may not be able to develop this capacity on a timely basis or at all. We may choose to contract with third parties, including distributors or agents, to perform sales, marketing and distribution services in the United States. If we enter into arrangements with third parties to perform sales, marketing and distribution services in the United States, our product revenues could be lower than if we directly sold, marketed and distributed our cryoablation system, or any other product that we may develop. Furthermore, if we enter into co-promotion or other marketing and sales arrangements with third parties, any revenues received will depend in part on the skills and efforts of these third parties, and we do not know whether these efforts will be successful. Some or all of our future distributors may have products or product candidates that compete with ours, and they may have an incentive not to devote their best efforts to marketing our products.

We have entered into a distribution agreement with CryoCor GmbH, our wholly-owned subsidiary organized under the laws of Germany, and with third parties in Europe to market and sell our cryoablation system in The Netherlands, Germany, Belgium, Luxembourg, Italy and the United Kingdom. These distribution agreements are generally short-term in duration, and we will have to pursue alternative distributors if our distributors terminate or elect not to renew their agreements with us. If our relationships with our distributors do not progress as anticipated, or if their sales and marketing strategies fail to generate sales of our products in the future, our business, financial condition and results of operations would be harmed. We anticipate that we will have to enter into additional distribution arrangements to market and sell our cryoablation system internationally.

The medical device industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products for similar indications that are safer, more effective, or gain greater acceptance in the marketplace than any products that we may develop, our commercial opportunities will be reduced or eliminated.

The medical device industry is characterized by rapidly advancing technologies and a strong emphasis on proprietary products, designs and processes and intense competition. Any products that we commercialize will face intense competition. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified personnel, establishing clinical trial sites and patient registration for clinical trials, as well as acquiring technology and technology licenses complementary to our programs or advantageous to our business.

Our competitors may:

•	develop and patent processes or products earlier than us;

•	obtain regulatory approvals for competing products more rapidly than us; and

•	develop safer, more effective and/or less expensive products or technologies that render our technology or product candidates obsolete or non-competitive.

If any of the foregoing occur, our business will be harmed and our commercial opportunities will be reduced or eliminated.

We face the risk of product liability claims and may not be able to obtain insurance on favorable terms, or at all.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. We may be subject to product liability claims, including frivolous lawsuits, if our cryoablation system causes, or appears to have caused, an injury. Claims may be made by consumers, healthcare providers, third party strategic collaborators or others selling our products. Although we have product liability and clinical trial liability insurance that we believe is appropriate for our company, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims against us even if an alleged injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedures and related processes relating to our cryoablation system. If these medical personnel are not properly trained or are negligent in using our cryoablation system, the therapeutic effect of our cryoablation system may be diminished or the patient may suffer critical injury, which may subject us to liability. In addition, an injury resulting from the activities of our suppliers may serve as a basis for a claim against us.

We do not and will not promote our cryoablation system for off-label or otherwise unapproved uses. However, if our cryoablation system is approved by the FDA, we cannot prevent a physician from using our cryoablation system for any off-label applications. If injury to a patient results from such an inappropriate use, we may become involved in a product liability suit, which will likely be expensive to defend.

These liabilities could prevent or interfere with our clinical efforts, product development efforts and any subsequent product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or reduced acceptance of our products in the market.

Failure to obtain additional regulatory approval in foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

We intend to market our products in a number of international markets. Although our cryoablation system has been approved for commercialization in the European Union, or EU, in order to market our products in other foreign jurisdictions, we will need to obtain separate regulatory approvals. The approval procedure varies among jurisdictions and can involve substantial additional testing. Approval by the FDA does not ensure approval by regulatory authorities in other jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign jurisdictions or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. In addition, the time required to obtain foreign approval may differ from that required to obtain FDA approval and we may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market other than in the EU.

Our efforts to discover, develop and commercialize new product candidates beyond our cryoablation system are at an early stage and are subject to a high risk of failure.

A key element of our strategy is to discover, develop and commercialize new products for the treatment of AFL and AF as extensions of, or in addition to, our cryoablation system. We are seeking to do so through our internal research programs and we may explore strategic collaborations for the development of new products utilizing our core technology. Research programs to identify new product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research may not be successful in identifying potential product candidates;

•	there is a high rate of attrition for product candidates in preclinical trials;

•	competitors may develop alternatives that render our product candidates obsolete; and

•	product candidates may on further study be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective.

If we fail to develop and commercialize new product candidates, our business will suffer.

We are highly dependent on our officers and other employees, and if we are not able to retain them or to recruit and retain additional qualified personnel, our business will suffer.

We are highly dependent upon our senior management and scientific staff, particularly Dr. Gregory M. Ayers, our Chief Executive Officer. The loss of services of Dr. Ayers, or one or more of our other members of senior management, could delay or prevent the successful completion of our pivotal trials or the commercialization of our cryoablation system in the United States. Although we have employment agreements with each of our executive officers, their employment with us is “at will,” and each executive officer can terminate his agreement with us at any time. We do not carry “key person” life insurance on any of our officers other than Dr. Ayers. This insurance may not continue to be available on commercially reasonable terms and may prove inadequate to compensate us for the loss of his services.

We will need to hire additional qualified scientific, commercial, regulatory, quality assurance and control and administrative personnel as we continue to expand our manufacturing, research and development activities. We may not be able to attract and retain qualified personnel on acceptable terms given the competition for such personnel among medical device companies. Our offices are located in San Diego, where competition for personnel with healthcare industry skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, or if we lose current employees, we may be unable to continue our development and any commercialization activities.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act,

and rules related to corporate governance and other matters subsequently adopted by the Securities and Exchange Commission, or the SEC, and the Nasdaq Stock Market, could result in increased costs to us and may divert our management’s attention from other matters that are important to our business. The new rules and any related regulations that may be proposed in the future could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Legislative and regulatory proposals to amend the FDA regulatory and healthcare systems could impact our ability to sell our products profitably, if at all. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors that both addresses management’s assessments and provides for the independent auditor’s assessment of the effectiveness of our internal controls. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls also involves significant costs and can divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404, and our independent auditors may not be able or willing to issue a favorable assessment of our conclusions. Failure to achieve and maintain an effective internal control environment could harm our operating results and could cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Changes in European to U.S. currency exchange rates may increase our expenses or reduce our revenues.

We market our cryoablation system in certain foreign markets through CryoCor GmbH and other European distributors. The related distribution agreements may provide for payments in a foreign currency. Accordingly, if the U.S. dollar strengthens against the euro, our U.S. dollar payments from such distributors, if any, will decrease.

We may become exposed to fluctuations in other foreign currencies in the future, and our exposure to foreign currency exchange rates may adversely affect our business, financial condition and results of operations.

Risks Related To This Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and applicable Delaware law may prevent or discourage third parties or our stockholders from attempting to replace our management or influencing significant decisions.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of us or our management, even if doing so would be beneficial to our stockholders. These provisions include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	authorizing our board of directors to issue preferred stock without stockholder approval;

•	prohibiting stockholder actions by written consent;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting our stockholders from making certain changes to our certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising business matters or nominating directors at stockholders’ meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

Our principal stockholders and management own a significant percentage of our outstanding common stock and will be able to exercise significant influence over our affairs.

Our executive officers, current directors and holders of five percent or more of our common stock, as of April 30, 2005, beneficially owned approximately 90.9% of our common stock based on the SEC’s rules for determining beneficial ownership. We expect that upon the closing of this offering, that same group will continue to hold at least a majority of our outstanding common stock. Even after this offering, these stockholders will likely be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval and continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

Our net tangible book value as of March 31, 2005 was approximately $(33.8) million, or approximately $(126.25) per share, based on 267,860 shares outstanding as of March 31, 2005. Based upon an assumed initial offering price of $12.00 per share, you will incur immediate and substantial dilution in net tangible book value of $8.85 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. You may incur additional dilution if the holders of outstanding options or warrants exercise those options or warrants. All purchasers of shares in this offering will contribute 42.21% of the total amount of the purchase price that has been paid by all stockholders but will own only 29.28% of shares outstanding after this offering. Additional information regarding the dilution to investors in this offering is included in this prospectus under the heading “Dilution.”

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on the Nasdaq National Market, an active trading market for our common stock may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active. See “Underwriting.” The initial public offering price may vary from the market price of our common stock after this offering. Investors may not be able to sell their common stock at or above the initial public offering price or at all.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for small medical device companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The price for our common stock will be determined in the marketplace and may be influenced by many factors, including:

•	results of our clinical trials;

•	developments, disputes or litigation concerning patents or other proprietary rights;

•	failure of any of our product candidates, if approved for commercial sale, to achieve commercial success;

•	regulatory developments in the United States and foreign countries;

•	ability to manufacture our products to commercial standards;

•	public concern over our products;

•	the departure of key personnel;

•	future sales of our common stock;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. Based on shares outstanding on April 30, 2005, we will have approximately 9,739,229 shares of common stock outstanding upon completion of this offering. This figure assumes no options outstanding on April 30, 2005 are exercised prior to the closing of this offering and does not include 151,104 shares of common stock that are issuable upon the exercise of warrants with a weighted average exercise price of $8.52 that will terminate if not exercised prior to the closing of this offering.

All of the 2,850,000 shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. The remaining 6,889,229 shares outstanding upon the closing of this offering will be available for sale pursuant to Rule 144 and 701 as follows:

•	approximately 445,048 shares of common stock will be eligible for sale in the public market without restriction under Rule 144(k) of the Securities Act of 1933, as amended, or the Securities Act; and

•	approximately 6,444,181 shares of our common stock will be eligible for sale in the public market under Rule 144 or Rule 701 under the Act, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules.

The above does not take into consideration the restrictions imposed by the lock-up agreements described under “Shares Eligible for Future Sale — Lock-up Agreements.”

In addition, existing stockholders holding an aggregate of 6,615,234 shares of common stock have rights with respect to the registration of these shares of common stock with the SEC. This figure does not include 151,104 shares of common stock that are issuable upon the exercise of warrants with a weighted average exercise price of $8.52 that will terminate if not exercised prior to the closing of this offering.

If we register these stockholders’ shares of common stock following the expiration of the lock-up agreements, they can immediately sell those shares in the public market, unless held by our affiliates. See “Description of Capital Stock — Registration Rights.”

Promptly following this offering, we intend to register approximately 1,708,415 shares of common stock that are authorized for issuance under our stock option plans and employee stock purchase plan, which will become effective as of the effective date of this offering. As of April 30, 2005, 1,105,136 shares were subject to outstanding options, of which options to purchase 211,289 shares were vested. Once we register these shares, the shares subject to vested options can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and restrictions on our affiliates.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying any cash dividends in the foreseeable future, and our current loan agreement prohibits the payment of cash dividends without the consent of our lender. Accordingly, our stockholders will not realize a return on their investment unless the trading price of our common stock increases. Our common stock may not increase in value after this offering and may not even maintain the price at which you purchased your shares.

Risks Relating To The Auction Process

Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.

Prior to this offering, there has been no public market for our common stock. We will determine the initial public offering price for the shares sold in this offering through an auction conducted by us and the underwriters. We believe the auction process will reveal a clearing price for the shares of our common stock offered in this offering. The clearing price is the highest price at which all of the shares offered, including the shares subject to the underwriters’ over-allotment option, may be sold to potential investors. Although we and the underwriters may elect to set the initial public offering price below the auction clearing price, the public offering price may be at or near the clearing price. If there is little to no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline following this offering. You may not be able to resell your shares at or above the initial public offering price. If your objective is to make a short term profit by selling the shares you purchase in this offering shortly after trading begins, you should not submit a bid in the auction.

Some bids made at or above the initial public offering price may not receive an allocation of shares.

The underwriters for this offering may require that bidders confirm their bids before the auction for this offering closes. If a bidder is requested to confirm a bid and fails to do so within a required timeframe, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, we, in consultation with the underwriters, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative and disruptive to the bidding process or are not creditworthy, in which case such bids may be reduced or rejected. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriters have also reduced or rejected bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Eligibility standards and suitability requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by a participating dealer while another bidder’s identical bid is accepted.

Potential investors may receive a full allocation of the shares they bid for if their bids are successful and should not bid for more shares than they are prepared to purchase.

If our initial public offering price is at or near the clearing price for the shares offered in this offering, the number of shares represented by successful bids will equal or nearly equal the number of shares offered by this prospectus. Successful bidders may therefore be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about our:

•	expectations and interpretations with respect to regulatory submissions and approvals and our clinical trials;

•	expectations with respect to our intellectual property position and our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	estimates for future performance; and

•	estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in greater detail under the heading “Risk Factors” in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, and have filed as exhibits to the registration statement of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not transpire. Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those described in the “Risk Factors” section and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that that we will receive approximately $30.0 million in net proceeds from this offering, or $34.8 million if the underwriters’ over-allotment option is exercised in full, based upon an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering costs payable by us.

We expect to use our net proceeds from this offering as follows:

•	approximately $11 million to continue the product development of our cryoablation system, including our Quantum catheter, and to complete our ongoing clinical trials;

•	approximately $5 million to build sales and marketing capabilities for our cryoablation system, the majority of which will be used for this purpose following FDA approval of our cryoablation system for the treatment of AFL, if we receive such approval; and

•	the balance for working capital and other general corporate purposes.

The amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs, capital expenditures and any expenses related to defending claims of intellectual property infringement. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

We believe that the net proceeds from this offering, together with our cash and cash equivalent balances will be sufficient to meet our anticipated cash requirements into the second half of 2006. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and our current loan agreement prohibits us from paying cash dividends without the consent of our lender. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, any contractual restrictions and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion, upon the closing of this offering, of all our convertible preferred stock and accrued dividends thereon into 6,615,234 shares of common stock; and

•	on a pro forma as adjusted basis to give further effect to the sale in this offering of 2,850,000 shares of our common stock at an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and commissions and estimated offering costs payable by us.

	As of March 31, 2005
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share amounts)

Long-term debt, net of $641 discount	$6,359	$6,359	$6,359
Series D redeemable convertible preferred stock, $0.001 par value per share; 142,000,000 shares authorized, 138,975,873 issued and outstanding, actual; none authorized, issued or outstanding, pro forma and pro forma as adjusted	34,477	—	—
Stockholders’ equity (deficit):
Series A, B and C convertible preferred stock, $0.001 par value per share; 7,958,311 shares authorized, 6,367,834 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	6	—	—
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, none issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share; 12,903,225 shares authorized, 267,860 issued and outstanding, actual; 75,000,000 shares authorized, 6,883,094 shares issued and outstanding pro forma, 9,733,094 shares issued and outstanding, pro forma as adjusted	—	7	10
Additional paid-in capital	28,051	62,527	92,530
Deferred stock compensation	(6,828)	(6,828)	(6,828)
Accumulated comprehensive income	125	125	125
Accumulated deficit	(55,170)	(55,170)	(55,170)

Total stockholders’ equity (deficit)	(33,816)	661	30,667

Total capitalization	$7,020	$7,020	$37,026

In March 2005, we entered into a loan agreement whereby we borrowed $7.0 million from a bank on a long-term basis, and as part of that transaction, we repaid our outstanding bank loan in the amount of $1.8 million. The $7.0 million outstanding is presented net of the discount related to the warrants to purchase common shares issued to the lender.

The number of shares of our capital stock in the table above excludes:

•	1,112,916 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2005, with a weighted average exercise price of $0.96 per share, 199,372 of which were vested and all of which were exercisable as of that date;

•	234,595 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2005, with a weighted average exercise price of $7.91 per share, all of which were vested and exercisable as of that date. Warrants to purchase an aggregate of 151,104 shares of our common stock with an aggregate exercise price of $1,287,000, based upon their weighted average exercise price of $8.52 will terminate if and to the extent not exercised prior to the completion of this offering;

•	140,347 shares of our common stock reserved for future issuance under our 2000 Equity Incentive Plan as of March 31, 2005;

•	193,548 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan, which we have adopted effective as of the effective date of this offering; and

•	267,741 shares of our common stock reserved for future issuance under our 2005 Non-Employee Directors’ Stock Option Plan and 2005 Employee Stock Purchase Plan, which we have adopted effective as of the effective date of this offering.

DILUTION

We had negative net tangible book value as of March 31, 2005 of approximately $(33.8) million, or $(126.25) per share of common stock, based on 267,860 shares of common stock outstanding. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of our common stock outstanding as of March 31, 2005. Our pro forma net tangible book value as of March 31, 2005 was approximately $0.7 million, or $0.11 per share, of our common stock. Pro forma net tangible book value per share gives effect to the conversion, upon the closing of this offering, of all then outstanding shares of our preferred stock and all accrued dividends thereon into an aggregate of 6,615,234 shares of our common stock.

After giving further effect to the sale of the shares of our common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share, and after deducting underwriting discounts and commissions and estimated offering costs payable by us, our pro forma as adjusted net tangible book value as of March 31, 2005 would have been approximately $30.7 million, or $3.15 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $3.04 per share to existing stockholders and an immediate dilution of $8.85 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$12.00
Net tangible book value per share	$(126.25)
Pro forma increase per share attributable to the conversion of our preferred stock and all accrued dividends thereon	126.36

Pro forma net tangible book value per share before this offering	0.11
Increase per share attributable to new investors	3.04

Pro forma net tangible book value per share as adjusted		3.15

Dilution in pro forma net tangible book value per share as adjusted to new investors		$8.85

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $3.49 per share, representing an increase to existing stockholders of $3.38 per share, and there will be an immediate dilution of $8.51 per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2005, after giving effect to this offering and the conversion upon the closing of this offering of all of our shares of preferred stock outstanding as of that date and all accrued dividends thereon as of such date, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors, based on an assumed initial public offering price of $12.00 per share, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Existing stockholders	6,883,094	70.72%	$46,828,233	57.79%	$6.80

New investors	2,850,000	29.28%	34,200,000	42.21%	$12.00

Total	9,733,094	100.00%	$81,028,233	100.00%

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 67.74% of the pro forma as adjusted total number of shares of our common stock outstanding immediately after this offering; and

•	the pro forma as adjusted number of shares of our common stock held by new investors will increase to 3,277,500, or approximately 32.26% of the total pro forma as adjusted number of shares of our common stock outstanding immediately after this offering.

The tables and calculations above are based on 267,860 shares of our common stock outstanding as of March 31, 2005 and exclude:

•	1,112,916 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2005, with a weighted average exercise price of $0.96 per share, 199,372 of which were vested and all of which were exercisable as of that date;

•	234,595 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2005, with a weighted average exercise price of $7.91 per share, all of which were vested and exercisable as of that date. Warrants to purchase an aggregate of 151,104 shares of our common stock with a weighted average exercise price of $8.52 will terminate if and to the extent not exercised prior to the completion of this offering;

•	140,347 shares of our common stock reserved for future issuance under our 2000 Equity Incentive Plan as of March 31, 2005;

•	193,548 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan, which we have adopted effective as of the effective date of this offering; and

•	267,741 shares of our common stock reserved for future issuance under our 2005 Non-Employee Directors’ Stock Option Plan and 2005 Employee Stock Purchase Plan, which we have adopted effective as of the effective date of this offering.

After this offering and assuming the exercise of all stock options and warrants outstanding as of March 31, 2005, our pro forma as adjusted net tangible book value as of March 31, 2005 would have been approximately $33.6 million, or $3.03 per share of our common stock, representing an immediate increase in pro forma as adjusted net tangible book value of $2.92 per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $8.97 per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2005, after giving effect to this offering, the conversion upon the closing of this offering of all of our shares of preferred stock outstanding as of that date and all accrued dividends thereon as of such date and the exercise of all outstanding options and warrants, the total number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, based on an assumed initial public offering price of $12.00 per share, before deducting estimated underwriting discounts and commissions and offering costs payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Existing stockholders	6,883,094	62.12%	$46,828,233	55.78%	$6.80
Shares subject to options and warrants	1,347,511	12.16%	2,924,046	3.48%	$2.17
New Investors	2,850,000	25.72%	34,200,000	40.74%	$12.00

Total	11,080,605	100.00%	$83,952,279	100.00%

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, 2001 and 2002 from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2004 and 2005 and the selected balance sheet data as of March 31, 2005 are derived from the unaudited consolidated financial statements included elsewhere in the prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The following consolidated financial data are only a summary and should be read together with our consolidated financial statements and the notes thereto, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Years ended December 31,					Three months ended March 31,
	2000(1)	2001	2002	2003	2004	2004	2005
	(in thousands, except share and per share amounts)
Consolidated statement of operations data
Product sales	$—	$—	$281	$342	$493	$157	$329
Operating expenses:
Cost of sales	—	—	2,844	2,649	2,718	658	717
Research and development(2)	1,325	5,455	4,336	6,387	7,978	1,734	1,789
Selling, general and administrative(3)	296	1,373	2,174	2,260	5,480	932	1,394

Total costs and expenses	1,621	6,828	9,354	11,296	16,176	3,324	3,900

Loss from operations	(1,621)	(6,828)	(9,073)	(10,954)	(15,683)	(3,167)	(3,571)
Interest and other income (expense), net	124	48	35	(218)	(83)	(26)	(69)

Net loss	(1,497)	(6,780)	(9,038)	(11,172)	(15,766)	(3,193)	(3,640)
Dividends and accretion to redemption value of redeemable convertible preferred stock	—	—	—	(1,641)	(4,308)	(704)	(1,328)
Cumulative dividends on Series C preferred stock	—	—	(902)	(547)	(241)	(60)	(59)

Net loss attributable to common stockholders	$(1,497)	$(6,780)	$(9,940)	$(13,360)	$(20,315)	$(3,957)	$(5,027)

Basic and diluted net loss per share attributable to common stockholders:
Historical(4)	$(86.79)	$(390.04)	$(530.11)	$(635.43)	$(769.77)	$(177.92)	$(71.12)

Pro forma(4)					$(4.08)		$(0.80)

Shares used to compute basic and diluted net loss per share attributable to common stockholders:
Historical(4)	17,248	17,383	18,751	21,025	26,391	22,240	70,682

Pro forma(4)					4,982,428		6,322,007

	As of December 31,					March 31, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated balance sheet data
Cash and cash equivalents	$1,652	$1,159	$659	$7,923	$5,436	$6,679
Total current assets	5,287	1,247	1,658	8,918	6,412	7,756
Total assets	6,138	2,427	3,421	10,326	7,488	9,370
Total current liabilities	674	3,271	1,434	2,605	3,259	2,350
Total long term debt(5)	—	445	374	2,175	1,084	6,359
Redeemable convertible preferred stock	—	—	—	16,594	33,149	34,477
Accumulated deficit	(1,497)	(8,277)	(17,315)	(30,128)	(50,202)	(55,170)
Total stockholders’ equity (deficit)	5,464	(1,289)	1,613	(11,048)	(30,004)	(33,816)

(1)	From August 15, 2000, our inception date.

(2)	Research and development includes $385,000 and $191,000 of non-cash stock-based compensation for the year ended December 31, 2004 and for the three months ended March 31, 2005, respectively.

(3)	Selling, general and administrative includes $664,000 and $200,000 of non-cash stock-based compensation for the year ended December 31, 2004 and for the three months ended March 31, 2005, respectively.

(4)	See Note 2 to our consolidated financial statements for information regarding computation of basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders. The pro forma basic and diluted net loss per share attributable to common stockholders reflects the weighted average effect of the assumed conversion of our convertible preferred stock into shares of common stock at the conversion rates in effect for the period presented.

(5)	See Note 4 to our consolidated financial statements for information regarding the issuance of our new long-term debt in March 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We have developed and manufacture a minimally invasive, disposable catheter system based on our proprietary cryoablation technology for the treatment of cardiac arrhythmias. We have focused our initial development efforts on atrial fibrillation, or AF, and atrial flutter, or AFL, the two most common and difficult to treat arrhythmias. AF is the most prevalent arrhythmia, and AFL can lead to, and often coexists with, AF. We have received our CE Mark approval in Europe and are conducting our pivotal trials for both of these indications in the United States. We expect to submit our PMA with the FDA in mid-2005 for the treatment of AFL and in 2007 for the treatment of AF. To date, our cryoablation system has been used in the United States on approximately 285 subjects during our clinical trials, and has been used in Europe on approximately 165 subjects during our clinical trials and on approximately 550 patients.

Since inception, we have devoted substantially all of our resources to developing our cryoablation system, raising capital and preparing for the possible U.S. commercialization of our cryoablation system. We obtained our CE Mark in early 2002 and are approved in Europe for the treatment of AF, AFL and other supraventricular tachycardias. We began our U.S. pivotal trial for AFL in late 2003, and our U.S. pivotal trial for AF in late 2004. If we submit our PMA application for AFL to the FDA when we expect to, the application is accepted for filing and the outcome of our regulatory review is favorable, we may receive regulatory approval for our cryoablation system in the United States for AFL as early as mid-2006. If our AF clinical trial proceeds as scheduled, we submit our PMA application for AF to the FDA when we expect to, the application is accepted for filing and the outcome of our regulatory review is favorable, we may receive regulatory approval in the United States for our cryoablation system for the treatment of AF in 2008.

We have a subsidiary in Cologne, Germany that sells our product in Germany, Belgium, The Netherlands and Luxembourg. We have signed distributor agreements for the sale of our cryoablation system in the United Kingdom and Italy. We intend to broaden our commercial reach in Europe through additional distributor agreements. If we obtain FDA approval, we plan to pursue commercialization in the United States with our own sales force.

We were incorporated in Delaware on August 15, 2000 and on August 31, 2000, we acquired assets, including intellectual property, and assumed liabilities from CryoGen in exchange for our issuance of shares of our Series A convertible preferred stock and shares of our common stock to CryoGen. To date, we have generated minimal revenues, and we have incurred net losses in each year since our inception. We expect these losses to continue as we complete our clinical trial activities and continue to develop our product candidates for potential commercial launch in the United States, and for at least some time after any commercial launch of our product in the United States. We have previously financed our operations primarily through private placements of preferred stock, convertible promissory notes and bank debt. In March 2005, we raised aggregate net proceeds of $5.2 million under a long-term debt facility after repaying $1.8 million in existing current and long-term debt.

Financial Operations

Product Sales. Our product sales to date have come from the sale of our products to a limited number of commercial sites in Europe. We have not generated substantial revenues in Europe to date, as our limited financial resources have prevented us from incurring the costs necessary to broadly market our cryoablation system, or from increasing the number of consoles placed in Europe. We do not expect to generate revenues in the United States until our PMA for AFL has been approved by the FDA and we launch the sale of our products. If such approval is obtained, sales will not occur until mid-2006 at the earliest. We expect that any revenues we generate from sales of our products will fluctuate from quarter-to-quarter.

Research and Development Expenses. Our research and development expenses primarily consist of costs incurred to further our research and development activities and include salaries and related employee benefits, costs associated with clinical trials, non-clinical activities, regulatory activities, research-related overhead expenses and fees paid to external service providers and contract with research organizations, which conduct certain research and development activities on our behalf. We expense research and development costs as they are incurred. We expect our research and development expenses to increase as we complete the development of our next generation product, the Quantum catheter, research new product opportunities and conduct additional clinical trials, as necessary.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist primarily of cash and non-cash stock based compensation for executive, finance and administrative personnel. Other significant costs include professional fees for accounting and legal services, including legal services associated with our efforts to obtain and maintain protection for the intellectual property related to our cryoablation system. We expect our selling, general and administrative expenses to increase substantially due to the costs associated with operating as a publicly-traded company and the infrastructure necessary to support any commercialization of our product candidates.

Results of Operations

We anticipate that our results of operations will fluctuate for the foreseeable future due to several factors, such as the progress of our research and development efforts and the timing and outcome of regulatory submissions. Due to these uncertainties, results of future operations are difficult or impossible to predict.

Years Ended December 31, 2002, 2003 and 2004

Product Sales. Our product sales were $281,000 in 2002, $342,000 in 2003 and $493,000 in 2004. These revenues were generated from the sale of our products in Europe. We introduced our CryoBlator catheter in 2004, resulting in a slight increase in 2004 product sales. As of December 31, 2004, we had $267,000 of deferred revenue for catheters that have been shipped to European customers, but for which product sales revenue may not yet be recognized under our revenue recognition policies.

Cost of Sales. Our cost of sales was $2.8 million in 2002, $2.6 million in 2003 and $2.7 million in 2004. Cost of sales primarily consists of materials, labor and overhead costs associated with the manufacturing and warranty of our products. The majority of our cost of sales are expenses associated with operating our manufacturing facility at less than full capacity, and are consistent year to year. In the fourth quarter of 2004, we recorded inventory reserves of $68,000 primarily for disposable catheters manufactured primarily in the second quarter of 2004 that had a shelf life that had expired, or was near expiration. These expired catheters are not available for sale, have been segregated from our active inventory, and will be scrapped in May 2005 and written off against reserve at that time. Assuming FDA approval of our products and their successful commercial launch, we expect that cost of sales as a percentage of revenues will decline as we achieve higher future volumes of product sales.

Research and Development Expenses. Our research and development expenses were $4.3 million in 2002, $6.4 million in 2003 and $8.0 million in 2004. The $2.1 million, or 49%, increase from 2002 to 2003 was primarily due to higher costs related to our preclinical and clinical studies in the United States for our cryoablation system of $310,000, higher development activity related to our CryoBlator catheter of $88,000 and higher payroll expenses as we added seven research and development personnel of $967,000. The $1.6 million, or 25%, increase from 2003 to 2004 was primarily due to the increase in costs of our U.S. clinical trials of $930,000, and higher payroll and non-cash stock-based compensation expenses of $749,000 as we added nine research and development personnel to support our development program. Increases in costs were partially offset by spending reductions for other research programs.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses were $2.2 million in 2002, $2.3 million in 2003 and $5.5 million in 2004. Expenses were level from 2002 to 2003, and the $3.2 million, or 139%, increase from 2003 to 2004 was primarily attributable to higher payroll and non-cash stock-based compensation expenses of $1.4 million, which includes $436,000 in severance expense associated with the departure of our former CFO, higher legal and accounting expenses of $857,000 and a general increase in selling expenses related to sales efforts by our European subsidiary related to our new catheter.

Interest Income. Our interest income was $134,000 in 2002, $82,000 in 2003 and $109,000 in 2004. The fluctuations in these interest income levels relate to our varying cash balances from our private equity placements in 2002, 2003 and 2004.

Interest Expense. Our interest expense was $99,000 in 2002, $300,000 in 2003 and $192,000 in 2004. Interest expense in 2002 and 2003 was related to the issuance of convertible promissory notes and related warrants. The promissory notes were converted into shares of our Series C and D preferred stock during 2002 and 2003. We incurred $110,000 of interest expense in 2004 related to a bank loan issued in mid-2003 that was repaid in March 2005.

Three months ended March 31, 2004 and 2005

Product Sales. Our product sales were $157,000 for the first three months of 2004 and $329,000 for the first three months of 2005. The increase in revenues for the first three months of 2005 were due to a modest increase in catheter shipments in 2005, and the recognition of revenue deferred as of December 31, 2004 during the first three months of 2005. We have $240,000 in deferred revenue as of March 31, 2005.

Cost of Sales. Our cost of sales were $658,000 for the first three months of 2004 and $717,000 for the first three months of 2005. Our unit costs and overhead expenses were consistent from period to period.

Research and Development Expenses. Our research and development expenses were $1.7 million for the first three months of 2004 and $1.8 million for the first three months of 2005. The increase for the first three months of 2005 was primarily due to an increase in non-cash stock-based compensation expenses of $184,000, partially offset by spending reductions in other research programs.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses were $932,000 for the first three months of 2004 and $1.4 million for the first three months of 2005. This increase is primarily due to an increase in non-cash stock-based compensation expenses of $197,000 and $185,000 in other compensation related costs.

Liquidity and Capital Resources

We have incurred losses since our inception in August 2000. As of March 31, 2005, we had an accumulated deficit of $55.2 million. We have funded our operations to date principally from private placements of equity and debt securities for aggregate net cash proceeds of $51.2 million through March 31, 2005, as well as bank debt.

As of March 31, 2005, we had long-term debt and capital lease obligations outstanding of $6.4 million and working capital of $5.4 million and our primary source of liquidity was $6.7 million in cash and cash equivalents. Pending their ultimate use, we currently invest our available funds in liquid money market accounts. In March 2005, we entered into a loan agreement whereby we borrowed $7.0 million from a bank. As part of that transaction, we repaid in full our outstanding bank loan of $1.8 million. The new debt facility bears interest at a rate of 11.25% per year and requires interest-only payments through June 2007, at which time the principal is due and payable.

Net Cash Used in Operating Activities. Net cash used in operating activities was $9.5 million in 2002, $10.3 million in 2003 and $13.3 million in 2004 and $2.7 million and $3.7 million for the first three months of 2004 and 2005, respectively. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, non-cash stock-based compensation and changes in operating assets and liabilities.

Net Cash Used in Investing Activities. Net cash used in investing activities was $958,000 in 2002, $37,000 in 2003 and $269,000 in 2004 and $61,000 and $59,000 for the first three months of 2004 and 2005, respectively. Cash used in investing activities is primarily related to purchases of property and equipment.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $9.9 million in 2002, $17.6 million in 2003 and $11.1 million in 2004 and $5.0 million for the first three months of 2005. We used cash of $273,000 in the first three months of 2004 as we had no financing activity, only payments on existing bank debt. Net cash provided by financing activities was primarily attributable to our issuance of convertible preferred stock and bank debt.

Operating Capital and Capital Expenditure Requirements. To date, we have had limited commercial sales in Europe, no commercial sales in the United States, and we have not yet achieved profitability. We do not currently have any products approved for sale in the United States. We anticipate that we will continue to incur net losses for the next several years as we continue to develop our products, continue our clinical programs, expand our corporate and selling infrastructure and prepare for the potential commercial launch of our cryoablation system in the United States. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need to generate significant product revenues to achieve profitability.

We do not expect to generate significant product revenues until we obtain marketing approval for and begin selling our cryoablation system in the United States. We believe that the net proceeds from this offering, together with our cash and cash equivalent balances, will be sufficient to meet our anticipated cash requirements into the second half of 2006. If our available cash and cash equivalents and net proceeds from this offering are insufficient to satisfy our liquidity requirements, or if we develop additional products, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities would have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned clinical and commercial activities, and research and development efforts, which could harm our business.

We anticipate spending at least $2.4 million in external costs over the next 24 months for clinical trials related to using our cryoablation system to treat AFL and AF. In addition, if we receive FDA regulatory approval of our cryoablation system for the treatment of AFL, we expect to incur increased sales, marketing, manufacturing and compliance expenses. We believe the costs for our clinical trials for AFL and AF, any increased sales, marketing, manufacturing and compliance expenses, and the development of our existing product candidates, like Quantum, will require approximately $16 million of the proceeds of this offering over the next 18 months, with the remaining proceeds, together with our existing cash and cash equivalents, being used to fund our working capital and general corporate requirements during this same period. We may increase these projected expenditures for sales and marketing and for existing active research and development projects based on the size of the completed offering. We estimate that the development of new product candidates that are still being researched will cost between $5.5 million and $7.5 million per product candidate, will take at least three years to complete and will require additional financial resources beyond the proceeds of this offering.

We have filed requests with the U.S. Patent and Trademark Office seeking to invoke an interference proceeding involving certain patents owned by CryoCath Technologies, Inc. to determine who was the first to invent certain pre-cooling technologies encompassed in multiple patents and pending patent applications. If we are not successful in this proceeding, we could fail to get rights to certain patent claims, although we do not believe this finding would be material to our ability to operate. We may incur substantial costs in pursuit of these proceedings.

Our forecasts of the period of time through which our financial resources will be adequate to support our operations and the costs to complete development of products are forward-looking statements and involve risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we may be required to utilize our available capital resources sooner than we currently expect.

Our future funding requirements will depend on many factors, including, but not limited to:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking regulatory approvals, including likely FDA advisory panel review;

•	clinical trial results;

•	acceptance by the FDA of our clinical trial design and data to support marketing approval of the desired indications;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the costs of filing, prosecuting, and maintaining our owned and licensed patent applications and patents, and defending and enforcing these patents and other intellectual property rights;

•	the effect of competing products and technologies; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

Future capital requirements will also depend on the extent to which we acquire or invest in other businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations. The following table summarizes our outstanding contractual obligations as of March 31, 2005, and includes the extension of our facility lease signed in April 2005:

		Payments due in
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$723,000	$331,000	$368,000	$24,000	—

Capital leases	55,000	55,000	—	—	—

Bank loan	7,000,000	—	7,000,000	—	—

The table above reflects only payment obligations that are fixed and determinable. Our commitments for operating leases relate to the lease for our headquarters in San Diego, California. In April 2005, we renewed this lease through March 2007, and the table above includes the payments of approximately $25,000 per month that will be due pursuant to the terms of the lease.

We also have service agreements with clinical sites and contract research organizations for the conduct of our clinical trials. We make payments to these sites and organizations based upon the actual number of patients enrolled and the period of follow-up in the trials, and we were obligated to pay approximately $217,000 in fees and expenses through March 31, 2005 in connection with our AFL pivotal study. We do not have minimum payment obligations under these agreements, and the amount to be paid to each center, and the timing of those payments, will vary based on the negotiated amount paid for each patient to be treated and for each patient screened who fails to or declines to participate in the clinical trial. We anticipate that the external cost of completing our AF pivotal study will be approximately $1.9 million in the next 24 months. However, due to the variability associated with these agreements and the timing of patient enrollment, we are unable to estimate with certainty the future patient enrollment costs we will incur. We expect to incur additional expenses in connection with the preparation of our regulatory filings, including costs associated with employees and consultants and related legal expenses.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Stock-Based Compensation. We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, APB Opinion No. 25, an interpretation of APB Opinion No. 25 and related interpretations. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended.

The information regarding net loss as required by SFAS No. 123, presented in Note 1 to our consolidated financial statements, has been determined as if we had accounted for our employee stock options under the fair value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. Given the absence of an active market for our common stock and the lack of prospective acquirors of CryoCor through 2004, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including liquidation preferences on our preferred stock of $44.9 million and $65.3 million at December 31, 2003 and 2004, respectively, progress and milestones achieved in our business, our financial condition, including our working capital which ranged from $2.9 million to $11.6 million during 2004, sales of convertible preferred stock, valuations at which other private companies at a similar stage of development had been acquired, and changes in valuation of existing comparable publicly-traded companies. The board concluded that the preferred stockholders held securities representing the majority of the fair value of CryoCor on the date of grant under each of these scenarios.

In connection with the initiation in 2005 of our initial public offering efforts, we have reassessed the estimated fair value of our common stock during 2004. Stock compensation expense per share equals the difference between the reassessed fair value of our common stock and the option exercise price on the date of grant and is amortized on a straight-line basis over the vesting period of the option, which is generally four years.

During the period from January 1, 2004 through March 31, 2005, we granted options to employees to purchase a total of 1,191,947 shares of common stock at exercise prices of $0.62 per share. We did not obtain contemporaneous valuations from an unrelated valuation specialist during this period. Based upon the reassessment process, we determined that the reassessed fair value of such options ranged from $6.15 to $13.43 per share during this period. In determining the reassessed fair value per share of the common stock as of each grant date, the factors identified in the preceding paragraph were taken into account. We also considered other material factors and business developments, including the following specific milestones:

•	Initiation of our U.S. AFL pivotal trial in December 2003;

•	Commercial availability of our CryoBlator catheter in Europe in February 2004;

•	Closing of our second tranche of Series D financing in May 2004;

•	Approval to initiate a U.S. pivotal trial for AF in August 2004;

•	Completion of enrollment of our U.S. AFL pivotal trial in November 2004;

•	Enrollment of first patient in our U.S. AF pivotal trial in December 2004;

•	Publication of our results from our U.S. AF feasibility study in December 2004;

•	Recruitment of key executive officers, including our CFO, and our President and COO, since July 2004; and

•	Our board of directors’ authorization to initiate the process of preparing for an initial public offering in the first quarter of 2005.

In assessing the value of common stock in 2004, we estimated a fair value equivalent to the most recent preferred stock sale, $6.15 per share, and increased this estimated fair value relative to the milestones noted above, until the common stock value approximated the estimated value of the common shares in a public offering. This valuation method, performed by us and without the assistance of a valuation expert, was selected as we believe it reflects the increase in value held by the common shareholders that will result from a successful public offering that eliminates the liquidation preferences attributable to our preferred stock. Further, we believe this valuation approach is consistent with valuation methodologies applied to other, similar technology companies pursuing an initial public offering.

During 2004, we recorded deferred stock compensation of approximately $5.2 million, and in 2005 we recorded additional deferred compensation of approximately $2.9 million, for total deferred compensation of $8.1 million. At March 31, 2005, we had a total of $6.8 million in deferred stock compensation remaining to be amortized. Total unamortized deferred stock compensation recorded for all option grants through March 31, 2005 is expected to be amortized as follows:

Years ending December 31,
2005	2006	2007	2008	2009
$1,419,000	$1,917,000	$1,917,000	$1,392,000	$183,000

As of March 31, 2005, we had options to purchase 1,112,916 shares outstanding with a weighted average exercise price of $0.96. We believe these options have an aggregated intrinsic value of approximately $12.3 million based on an estimated initial public offering price of $12.00 per share.

Revenue Recognition. We comply with SEC Staff Accounting Bulletin No. 101, Recognition in Financial Statements, or SAB 101, as amended by SAB 104, and SFAS No. 48, Revenue Recognition When Right of Return Exists. SAB 101 and SFAS No. 48 set forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payment terms and ability to return products. We recognize revenue when all of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; (iv) collectibility is reasonably assured; and (v) the ability to return the product has expired.

Customers have the right to return products until one month following expiration of the product, which is six months after its production. As we have had limited sales of our products, we currently recognize revenues when the customer has paid for the product and the right of return has expired. Any payments received prior to the expiration of the right of return are recorded as deferred revenue.

As our products gain market acceptance and our sales volumes increase, we will continue to monitor our shipments, returns, maintenance costs and bad debts. Eventually, we anticipate recording revenues upon shipment, accruing estimated warranty costs and estimated returns as a reduction of revenue upon shipment and accruing bad debts as a selling, general and administrative cost.

Clinical Trial Expenses. Clinical trial costs are a component of research and development expenses and include fees paid to participating hospitals and other service providers which conduct clinical trial activities with patients on our behalf. The various costs of the trial are specific based on the nature of the services and we accrue the cost as the services to the patient are provided.

Recently Issued Accounting Standards

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”), which is a revision of SFAS No. 123. Statement 123(R) supersedes APB Opinion No. 25 and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted by public companies no later than July 1, 2005.

Statement 123(R) permits companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt Statement 123(R) using the modified-prospective method.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact under SFAS No. 123 as described in the disclosure of pro forma net loss and loss per share above.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in material off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Qualitative and Quantitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents as of December 31, 2004 included liquid money market accounts. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk.

We have some activities in foreign currencies, principally our commercial efforts in Europe, which are denominated in euros. We do not currently use derivative financial instruments to mitigate this exposure. However, we do not expect fluctuations in foreign exchange rates to have a material impact on our financial condition or results of operations.

BUSINESS

Overview

We have developed and manufacture a minimally invasive, disposable catheter system based on our proprietary cryoablation technology for the treatment of cardiac arrhythmias. Cardiac arrhythmias are dysfunctions in the electrical activity of the heart that normally controls and maintains its highly coordinated contractions. Arrhythmias cause the heart to pump blood less efficiently, cause potentially debilitating symptoms, and can result in life threatening events such as stroke. We have focused our initial development efforts on designing a system for treating atrial fibrillation, or AF, and atrial flutter, or AFL, the two most common and difficult to treat arrhythmias. AF is the most prevalent arrhythmia, and AFL can lead to, and often coexists with, AF.

AF afflicts more than 2.3 million people in the United States, where it has been estimated to account for more than $9 billion annually in drug-based therapy and other disease-related healthcare costs. Our cryoablation system, if approved by the FDA, will address that portion of the patient population for whom drug therapy has not proven effective. It is estimated that each year approximately 500,000 new cases of AF occur in the United States. AF is the leading cause of stroke among the elderly, and people afflicted with this condition are at six times greater risk of stroke and two times greater risk of death as compared to the normal population. AFL is the second most common arrhythmia. In 2000, it was estimated that more than 200,000 new cases of AFL occur annually in the United States.

The current standard of care for treating AF and AFL is chronic drug therapy, which is costly, often ineffective and can have serious side effects. Other existing treatments for AF include surgical procedures and the off-label use of currently available catheter-based ablation devices. We believe these procedures have failed to gain broad market adoption because they require major surgery, can cause serious complications including death, or they lack efficacy.

Our product, the CryoCor Cardiac Cryoablation System, or our cryoablation system, is designed to treat cardiac arrhythmias through the use of cryoenergy, or extreme cold, to ablate, or destroy, targeted cardiac cells. Unlike radiofrequency, or RF, and other heat-based ablation technologies, which can destroy both the targeted cardiac cells and the extracellular material that binds the cells together, cryoablation leaves the material surrounding the cardiac cells fully intact. As a result, cryoablation may reduce the complications associated with heat-based ablation technologies. Our cryoablation system utilizes our proprietary technology that allows it to generate, deliver and transfer high levels of cryoenergy enabling large lesion sizes, shorter procedure times and enhanced system versatility. We believe these advantages provide better therapeutic efficacy and give us a greater ability to treat complex arrhythmias than competing cryoablation technologies. We believe our cryoablation system eliminates or reduces many of the drawbacks and risks associated with surgical and other catheter-based ablation procedures.

To date, our cryoablation system has been used at approximately 40 medical centers worldwide, including approximately 25 medical centers in the United States where it has been used on approximately 285 subjects during our clinical trials, and approximately 15 medical centers in Europe, where it has been used on approximately 165 subjects during our clinical trials and approximately 550 patients. Our cryoablation system has been approved in Europe for the treatment of supraventricular arrhythmias, including AF and AFL, since 2002. In the United States, we are conducting two pivotal trials to evaluate the safety and efficacy of our cryoablation system for the treatment of AF and AFL. We completed the enrollment and treatment of patients in our pivotal trial for AFL in November 2004 and plan to complete the filing of an application for premarket approval, or PMA, for the treatment of AFL with the FDA in mid-2005. We are currently enrolling patients in our AF pivotal trial and plan to submit a PMA for AF in 2007. We believe our trial for AF is the only pivotal trial of a minimally invasive, catheter-based system for treating AF currently underway in the United States. We believe our cryoablation system has the potential to become the new standard of care in the safe and effective treatment of AF.

Our goal is to achieve the following milestones through 2008:

2005

•       Submit PMA for AFL to the FDA in mid-2005

2006

•       Complete enrollment in AF pivotal trial in the first half of 2006

•       Receive FDA approval for AFL in the second half of 2006

•       Launch our cryoablation system in the United States for AFL

•       Submit and obtain approval for our next generation catheter in Europe

•       Launch our next generation catheter in Europe

2007

•       Complete AF pivotal trial

•       Submit PMA for AF to the FDA

•       File PMA supplement for our next generation catheter

2008

•       Receive FDA approval for AF

•       Launch our cryoablation system in the United States for AF

•       Launch our next generation catheter in the United States

There can be no assurance that we will obtain the necessary FDA approvals to market our cryoablation system in the United States for either the AFL or AF indication, or that we will meet any of the milestones described above in a timely manner or at all. After a PMA is filed with the FDA, the FDA commences an in-depth review of the PMA application that typically takes one to three years to complete but may take even longer. The milestones described above assume that we file our PMAs for the indications of AF and AFL at the times indicated above and that in each case the FDA approves the PMA in one year following such filing. There can be no assurance that we will obtain such results.

Background

The Normal Heart

The human heart, which consists of four chambers, is responsible for the continuous pumping and circulation of blood throughout the body. The upper two chambers are the atria, and the lower two chambers are the ventricles. Blood returning to the heart from the body flows to the right atrium and into the adjacent right ventricle. The right ventricle contracts and pumps blood to the lungs where blood takes up oxygen. Blood flows back to the heart from the lungs through the pulmonary veins to the left atrium and into the adjacent left ventricle. When the left ventricle contracts, oxygenated blood is pumped to the rest of the body.

Each beat of the heart initiates with an electrical impulse that passes through the heart’s electrical system. The spread of the electrical impulse causes the muscle of the atria and ventricles to contract and pump blood. The electrical system of the heart consists of the sino atrial, or SA, node, the atrioventricular, or AV, node, and special pathways in the ventricles that conduct the electrical impulse. The SA node is the heart’s natural, electrical pacemaker, responsible for initiating the impulse that sets the heart’s rate and its regularity, or rhythm. The electrical impulse spreads throughout the atria, causing them to contract and pump blood into the ventricles. When the electrical impulse reaches the AV node, a signal transmission center, the AV node channels the impulse into the ventricles, causing them to contract. In a healthy resting heart, this cycle is repeated approximately 60 to 80 times per minute.

Heart Rate and Rhythm Disorders

Heart rate and rhythm disorders, called cardiac arrhythmias, occur when abnormal heart tissue causes a disruption in the heart’s electrical activation sequence that results in inappropriate generation or conduction of electrical impulses. This abnormal electrical activity can result in a lack of coordination of the pumping of blood between chambers of the heart. Arrhythmias can be classified based on whether the abnormal heart tissue drives the start of the arrhythmia, known as initiation, or abnormal tissue allows the arrhythmia to continue, known as perpetuation, and by whether the heart rate is slower or faster than normal. Bradycardia describes a slow heartbeat. Typically, abnormal bradycardia is treated with an implanted artificial pacemaker. Tachycardia describes a fast heartbeat. Tachycardia can occur normally, such as during exercise, or as a result of a pathological disruption of the heart’s electrical system, in which case it is known as an arrhythmia.

Abnormal tachycardias can be characterized in the following ways:

•	Supraventricular or ventricular. Supraventricular tachycardia, or SVT, is a cardiac arrhythmia in which the electrical disturbance initiates and/or perpetuates in the atria or the AV node. In ventricular tachycardia, the electrical disturbance initiates and/or perpetuates in the ventricles.

•	Simple or complex. Simple arrhythmias involve a limited area or fiber tract of the heart where the electrical disturbance occurs, while complex arrhythmias involve more heart tissue than simple arrhythmias.

•	Disorganized or organized. Disorganized arrhythmias occur when the electrical disturbance follows an irregular and unpredictable pathway in the heart, while in organized arrhythmias the electrical disturbance follows a distinct pathway.

Supraventricular Tachycardias

Simple SVTs include Atrioventricular Nodal Reentrant Tachycardia, known as AVNRT, Atrial Ventricular Reentry Tachycardia, known as AVRT, and Wolff-Parkinson White syndrome, known as WPW. The most common complex SVTs are AF and AFL. Complex SVTs have a higher incidence, or are observed more frequently during initial diagnosis, and have a higher prevalence, or exist in the population to a greater extent, than simple SVTs. In addition, complex SVTs are more difficult to treat than simple SVTs.

Patients with SVTs can experience symptoms that range from mild to severe and which include fainting, fatigue, chest pain, shortness of breath and palpitations. The complications of SVTs can be fatal. The primary risk factors for SVTs include advanced age, heart valve disease or congenital heart disease, high blood pressure, chronic pulmonary disease and diabetes. Additional risk factors may include stress, excessive use of alcohol, caffeine, illicit drugs, tobacco, diet pills as well as some other medications.

Atrial Fibrillation — AF is the most prevalent SVT. It is a complex, disorganized, supraventricular arrhythmia typically initiated in the left atrium or specifically in and around the pulmonary veins, which are the veins that lead into the left atrium from the lungs. AF is characterized by inappropriate electrical impulses that are so rapid, at more than 300 impulses per minute, and disorganized that the atria remain in a state of quiver and cannot contract and push blood into the ventricles. In some cases, a portion of the erratic atrial electrical impulses reaches the ventricles, resulting in an irregular, rapid beating, which reduces the efficiency of the heart’s pumping action. During an AF episode, blood can pool within the atria, increasing the risk that a blood clot may form, be carried to the brain and cause a stroke. AF causes approximately 80,000 strokes each year in the United States.

Over time, if AF is not successfully treated, the abnormal initiation of the electrical impulses can modify the heart cells such that the arrhythmia continues indefinitely. As AF progresses, individual episodes tend to increase in frequency, duration and severity as follows:

•	Paroxysmal AF. Initial condition in which the initiation of the AF episode is unpredictable and subject to spontaneous termination without medical intervention.

•	Persistent AF. Initiating and perpetuating episode of AF that persists until terminated by drugs or electrical shock therapy.

•	Permanent AF. Perpetuating episode of AF that cannot be terminated by drugs or electrical shock therapy.

Atrial Flutter — AFL is a complex, organized, supraventricular arrhythmia that typically occurs in the right atrium. AFL is a disease of arrhythmia perpetuation. AFL shares some features with AF in that it causes similar symptoms and increases the risk of stroke as a result of increasing the likelihood of blood clot formation in the heart. In some cases, AFL may convert to AF, or conversely, AF can convert to AFL.

Market Overview

According to an article in the January 2005 issue of Current Opinion in Cardiology, there are an estimated 800,000 new cases of SVT each year in the United States. The same publication also indicates that AF and AFL together represent approximately 89% of newly diagnosed SVTs.

Atrial Fibrillation

According to the Centers for Disease Control and Prevention, or CDC, AF is the most common sustained cardiac arrhythmia and increases the risk for additional types of heart disease and stroke, both leading causes of death in the United States. As reported in the January 2005 issue of Current Opinion in Cardiology, each year, there are approximately 500,000 new cases of AF in the United States. Approximately 2.3 million people in the United States and six million people worldwide currently have AF, according to Medscape. The incidence of AF is expected to double over the next 20 years.

Generally, AF is a progressive disease, and a significant number of AF patients will advance from paroxysmal AF to persistent AF or permanent AF, the more serious forms of the disease. At the time of initial diagnosis, approximately 90% of AF patients are classified as paroxysmal. However, a February 1996 issue of Archives of Internal Medicine reported studies of various populations of AF patients that indicate, depending on the population, between 35% to 66% of the cases studied had paroxysmal AF, with the remaining patients having progressed to persistent or permanent AF.

AF becomes more prevalent with increasing age. AF afflicts approximately 2.3% of the general population over the age of 40 years, approximately 6% of the population over the age of 65 years, and approximately 10% of the population in their 80s. AF is the leading cause of stroke among the elderly. Stroke is the third leading cause of death in the United States and the leading cause of adult disability. Individuals with AF have a six-fold greater risk of stroke than the normal population.

According to a May 2003 issue of Circulation, the rate of hospitalization due to AF in patients over the age of 35 years increased between two and three times from 1985 to 1999. Each year, billions of dollars are spent in the United States for healthcare expenditures related to AF, including costs associated with AF-related hospitalizations, AF drug therapy and its complications, life-long clinical follow-up, and AF-related stroke.

Atrial Flutter

AFL is the second most common complex SVT. According to the July 2000 issue of the Journal of the American College of Cardiology, there are estimated to be 200,000 new cases of AFL reported each year in the United States. The Journal of the American College of Cardiology reports that, like AF, AFL becomes more common with age.

Conventional Treatments and Their Limitations

The three primary objectives for managing patients with complex SVTs are to restore and maintain normal heart rhythm, control the heart rate, and prevent stroke. Treatment options include cardioversion, drug therapy and cardiac ablation, either individually or in combination. Each of these treatments has varying degrees of safety and effectiveness.

Cardioversion

Cardioversion is typically a hospital-based procedure performed to terminate an individual episode of sustained AF or AFL through the delivery of drugs or an external electrical shock across the chest. Drugs used to terminate an episode of AF or AFL are often ineffective and may cause life threatening ventricular arrhythmias. External electrical shocks are delivered when the patient is anesthetized or sedated. Cardioversion may be effective at terminating an individual episode of AF or AFL, but the treatment is not curative and does not prevent the initiation of future episodes.

Drug Therapy

The three primary categories of drugs used to treat AF and AFL and their symptoms are heart rhythm control drugs, heart rate control drugs and blood thinners. Rhythm control drugs can be used to either prevent initiation or terminate perpetuation of an arrhythmia. Rhythm control drugs treat patients with AF and AFL by attempting to restore normal rhythm or prevent future episodes of the disease. Rate control drugs attempt to slow the frequency of the electrical signals that cause the ventricles to contract abnormally, thereby attempting to reduce symptoms by maintaining coordinated electrical activity between the atria and the ventricles. Blood thinners are prescribed in order to reduce the risk of blood clotting that may lead to stroke. Rhythm control drugs, rate control drugs and blood thinners are prescribed either alone or in combination to the majority of patients exhibiting the symptoms of AF or AFL.

For patients with AF or AFL, drugs are often used as life-long therapy. Amiodarone, the most widely prescribed rhythm control drug used to treat AF and AFL, has an efficacy of 55% after five years of therapy, according to the American Journal of Cardiology. However, for patients with paroxysmal arrhythmias, this journal reported an efficacy of 43% after five years of therapy. According to the Medscape website, rhythm control drugs used for AF and AFL, excluding amiodarone, have efficacy estimated at 30% to 50%, respectively, at one to two years of follow-up and have a significant risk of side effects that can range from minor to life threatening. The AFFIRM study published in a December 2002 issue of the New England Journal of Medicine assessed the overall mortality for patients on rhythm control and rate control drugs to attempt to identify the best pharmacologic management of AF. The publication reported no significant difference in the mortality rate, reporting 23.8% mortality at five years for rhythm control drugs versus 21.3% for rate control drugs.

Although amiodarone is the most widely prescribed rhythm control drug, it has serious side effects, including lung toxicity, thyroid dysfunction, corneal opacities, liver damage and skin discoloration. Due to amiodarone’s serious side effects, the FDA added a “black box” warning to its labeling, intended to notify physicians of these risks. Since December 2004, the FDA has required that patients receive a document which describes the side effects of amiodarone each time a prescription is filled. Furthermore, if the rhythm control drugs are ineffective at treating a patient, individual episodes of AF in the patient may continue to progress toward a state of permanent AF. Rate control drugs also have serious side effects that include reduction in blood pressure, hypoglycemia in diabetic patients, depression, sexual dysfunction and constipation.

Warfarin is the most widely prescribed oral anticoagulant, or blood thinning drug. Approximately 40% of paroxysmal AF patients receive warfarin oral anticoagulation therapy. In order for warfarin to be used safely, a patient’s blood coagulation function must be maintained within a specified therapeutic range in order to reduce the risk of blood clots or bleeding from under or over anticoagulation. This therapeutic range is quite narrow and subject to a number of extrinsic factors, requiring patients to frequently test their blood coagulation function at a clinic or physician’s office. Such frequent testing can be costly and inconvenient to the patient and may result in patient noncompliance.

Cardiac Ablation

Cardiac ablation is the process of disrupting or killing targeted cardiac cells to create a lesion that blocks the origination or transmission of electrical activity. This lesion is intended to prevent the initiation or perpetuation, or both, of the abnormal electrical impulses associated with cardiac arrhythmias.

Surgical Ablation

The most effective surgical ablation technique for AF is the Cox-MAZE procedure whereby the surgeon makes patterned incisions through the atrial wall of the heart and then sews the heart tissue together to create an electrical “maze” that traps the abnormal electrical impulses. The Cox-MAZE procedure is highly-invasive and requires open heart surgery, yet is effective in over 90% of patients at preventing the initiation and perpetuation of AF, according to the February 2004 issue of Pacing and Clinical Electrophysiology. Notwithstanding its effectiveness, over the 13-year period ending in July 2000, the Cox-MAZE procedure was used to treat only approximately 350 patients. The inventor of the Cox-MAZE procedure believes that the procedure has never been widely adopted by surgeons and cardiologists because of its complexity and invasiveness. We believe that surgical ablation procedures tend to be conducted only when the surgeon is already performing an open heart procedure, such as a bypass graft or a heart valve replacement or repair. Clinicians have begun to use RF, microwave, ultrasound or cryoenergy ablation devices to create lesions that resemble the surgical incisions created in traditional Cox-MAZE procedures, but in somewhat less complex surgical operations. Surgical techniques are not commonly used to treat AFL.

New techniques have recently been introduced for use in less invasive surgical procedures. These approaches still require surgery, but they access the heart through multiple small incisions in the chest to create ablation lines from the outer surface of the heart. As these procedures are still surgical in nature, they require patients to remain in the hospital for approximately six days following such procedures.

Minimally Invasive, Catheter-Based Ablation

In minimally invasive, catheter-based ablation procedures, a physician, typically an electrophysiologist, guides a catheter through a vein or artery into the heart and places the tip of the catheter on the heart tissue responsible for initiating or perpetuating the arrhythmia. During catheter-based cardiac ablation procedures, physicians use fluoroscopy, or continuous X-ray imaging, to aid in positioning the catheters. The physician then delivers energy through the catheter to ablate the target tissue and create a lesion. The number of lesions required to prevent the initiation or perpetuation of the arrhythmia depends on the type of SVT and its complexity. In order to safely and effectively treat AF and other complex arrhythmias, we believe that a physician needs to be able to safely create multiple, selectively large, permanent lesions within the heart tissue of the left atrium. The form of the energy can be radiofrequency, laser, ultrasound, microwave, or cryoenergy. The degree of safety varies between energy sources. Currently, RF energy catheter systems and cryoenergy catheter systems are the only products that have been approved by the FDA for use in minimally invasive cardiac ablation and these have only been approved for simple arrhythmias.

RF Ablation

RF energy uses heat to ablate tissue cells and create lesions and is commonly used to cut tissue or coagulate blood during surgery. It is also widely used by physicians in the treatment of various conditions, including prostate cancer, incontinence and gastro-intestinal disorders. RF ablation is used as the primary treatment for some simple arrhythmias and as a secondary treatment for other arrhythmias, including AF. Although RF energy can ablate the cells that cause the arrhythmia within heart tissue, it can also destroy or significantly alter the extracellular material that binds cells together to form tissue. During cardiac RF ablation procedures, physicians closely monitor the position of the catheter tip using fluoroscopy in order to attempt to ensure it does not drift and damage adjacent tissue or structures.

RF ablation is generally considered to be a safe and effective treatment for the less prevalent simple SVTs, such as AVNRT or WPW, with efficacy rates above 90% and complication rates of less than 5%. RF ablation also is currently used as a minimally invasive technique for the treatment of AFL and is approved by the FDA for this indication. This procedure is typically successful in treating AFL, with reported efficacy rates of approximately 80% and complication rates of less than 5%.

The FDA has not approved RF ablation for the treatment of AF, and we believe that as a result of the risk of serious and life threatening complications, RF ablation will fail to obtain broad market adoption even if approved for this indication. While a September 1998 issue of the New England Journal of Medicine reported efficacy rates of 62% for the treatment of AF using RF ablation, various published studies have reported serious complications, including pulmonary vein stenosis, or narrowing of the pulmonary veins. A December 2003 issue of Circulation reported that pulmonary vein stenosis occurred in 15.6% of 608 consecutive patients treated for AF with RF ablation at five hospital centers. Complications associated with RF ablation are primarily related to the coagulation of blood and the alteration or destruction of the extracellular material that binds cells together to form tissue. Serious complications of RF ablation for the treatment of AF include the following:

•	Esophageal fistulas. Due to the left atrium’s position next to the esophagus, the high level of heat generated during RF ablation can result in the formation of fistulas, or holes, through the atrial wall into the esophagus, which can cause potentially fatal excessive bleeding or infection;

•	Blood clots. Heat generated by the RF energy can coagulate blood into clots that can travel to the brain and result in a stroke;

•	Pulmonary vein stenosis. Heat applied to tissue at the pulmonary vein can cause scarring which constricts the vein, potentially leading to reduced lung function that is serious and potentially fatal;

•	Excessive bleeding. Heat generated by the RF energy can perforate the heart wall and lead to excessive bleeding;

•	Nerve damage. RF energy can cause permanent nerve damage, resulting in diminished lung function; and

•	Pain. Due to the electrical stimulation of heart nerve fibers by the RF energy, patients can experience pain and discomfort during the procedure if they are not adequately sedated or anesthetized.

Cryoablation

Cryoablation is the use of cryoenergy, or extreme cold, to ablate cardiac cells. Cryoablation creates lesions by freezing cells, which subsequently rupture and die when they thaw. Unlike RF and other heat-based ablation technologies, which can destroy both the cells and the extracellular material that binds the cells together, cryoablation leaves the material surrounding the cells fully intact. As a result, cryoablation may reduce the complications associated with heat-based ablation technologies.

Currently, the only FDA approved cryoablation system for the treatment of cardiac arrhythmias is marketed by Cryocath Technologies Inc., a Canadian medical device company. This system is indicated only for the treatment of AVNRT, a simple arrhythmia. There is currently no cryoablation system available that is approved by the FDA for the treatment of complex arrhythmias, such as AF and AFL. In order to be able to treat complex arrhythmias, we believe that a cryoablation system must have adequate power to create multiple, selectively large, permanent lesions. The power required to create such lesions demands that a cryoablation system be able to achieve and maintain extremely low temperatures across a relatively large contact area throughout the entire procedure, with minimal temperature fluctuations.

The CryoCor Solution

We believe that our CryoCor Cardiac Cryoablation System can become the new standard of care for the safe and effective treatment of AF and may provide clinical advantages in the treatment of AFL and other complex arrhythmias. A safe and effective cryoablation procedure would reduce or eliminate a patient’s dependence on chronic drug therapy, which is costly, frequently ineffective and often has serious side effects. We believe that our cryoablation system has the critical features necessary to deliver adequate power to quickly and effectively produce multiple, selectively large, permanent lesions. Our cryoablation system uses proprietary technology that enables our catheter tip to rapidly achieve and maintain the target freezing temperature throughout an ablation procedure.

We believe the principal benefits of our cryoablation system are:

•	Safety. We believe that safety is one of the critical requirements for broad physician adoption of a treatment for AF. Clinical studies support our belief that cryoenergy is a safe energy source for the treatment of cardiac arrhythmias. To date, our cryoablation system has been used in approximately 40 medical centers, including approximately 25 medical centers in the United States where it has been used on approximately 285 subjects during our clinical trials, and approximately 15 medical centers in Europe, where it has been used on approximately 165 subjects during our clinical trials and approximately 550 patients. To date, we have not received any reports of esophageal fistulas, blood clots, stroke or pulmonary vein stenoses, which are risks associated with heat-based ablation procedures. We are conducting ongoing clinical trials to demonstrate the safety of our cryoablation system.

•	Acute and chronic efficacy. We believe that our cryoablation system may provide an effective treatment for complex arrhythmias, including AF and AFL, based on multiple clinical studies and trials completed to date. Clinical data from the two published AF studies conducted using our cryoablation system and covering 52 patients and 22 patients showed that 71% and 82% of those patients, respectively, reported relief from clinical symptoms of AF at follow-up intervals between six and 12 months. We are conducting ongoing clinical trials to demonstrate the efficacy of our cryoablation system.

•	Secure catheter tip-to-tissue adherence. The extreme cold delivered by our cryoablation system causes the tip of the catheter to adhere to the heart tissue. As a result, the catheter tip will not drift from the intended lesion site during the ablation application, as is possible with heat-based ablation techniques. In addition, this adherence characteristic of cryoablation significantly reduces physician and patient exposure to X-ray radiation because it eliminates the need for extended fluoroscopy to monitor catheter tip positioning. Catheter tip-to-tissue adherence is a benefit frequently noted by physicians who use our cryoablation system.

•	Familiar physician procedure. Our cryoablation system employs catheter techniques and user interfaces similar to those commonly used by electrophysiologists in other catheter-based procedures.

•	Patient comfort. Cardiac cryoablation causes little or no pain during the procedure, thereby reducing or eliminating the need to sedate the patient. Pain is commonly reported by patients during RF ablation procedures, which is an important concern in Europe where general anesthesia or conscious sedation is typically not used during catheter-based procedures.

•	Outpatient procedure. Patients are typically treated with our cryoablation system on an outpatient basis. This abbreviates hospital stays, which may eliminate certain costs associated with more invasive surgical treatments.

Our Strategy

Our goal is to be the leading provider of minimally invasive, catheter-based treatments for complex arrhythmias. The key elements of our strategy include:

•	Demonstrating the safety and efficacy of our cryoablation system through our clinical trials. We believe our cryoablation system provides a safer and more effective treatment for AF than drug therapy, surgical ablation and RF or other heat-based ablation alternatives. Our goal is to be the first to obtain FDA approvals for the use of cryoablation in the minimally invasive treatment of AF and AFL. We completed enrollment and treatment of patients in our pivotal trial for AFL in November 2004 and expect to complete the filing of our PMA for this indication in mid-2005. Our goal is to obtain FDA approval of our PMA for AFL in the second half of 2006. In AF, we are currently enrolling patients in a pivotal clinical trial and plan to submit a PMA in 2007. We believe our trial for AF is the only pivotal trial of a minimally invasive, catheter-based system for treating AF currently underway in the United States. As a result, we believe that if our cryoablation system receives FDA approval, we will have a time-to-market advantage over potential competitors which we expect, together with the clinical benefits of our cryoablation system, will help drive its adoption by physicians and patients.

•	Commercializing our products through a direct sales force, a direct-to-consumer marketing effort, and third party distributors. Within the United States, we intend to market our cryoablation system through a specialized direct sales force that will target medical centers that perform high volumes of cardiac RF ablation procedures. We believe that a small sales force can sufficiently service the electrophysiology market in the United States because the market is highly concentrated, with the 300 most active medical centers accounting for 80% of cardiac RF ablations. We also plan to build patient awareness and support of our cryoablation system through the use of direct-to-consumer marketing. We believe there is significant interest on the part of AF patients to seek out and support a safe and effective treatment option. Internationally, we plan to offer our products through third party distributors located in specific geographic areas.

•	Leveraging the influence of industry opinion leaders and major medical centers to accelerate physician adoption and market acceptance of our cryoablation system. We intend to utilize the support of leading electrophysiologists to communicate the merits of our cryoablation system as a treatment for AF and AFL to their peers and other members of the clinical community. We also intend to continue collaborating with leading medical centers to educate physicians in the use of our cryoablation system. Under these collaborations, we plan to establish best practices and develop certification programs for these physicians. To date, medical centers such as Beth Israel Deaconess Medical Center, Johns Hopkins University School of Medicine Hospital, Methodist DeBakey Heart Center, UCSD Medical Center–Hillcrest, and University of Rochester Medical Center have participated in clinical trials using our cryoablation system. We also expect to continue to support smaller, more focused, physician-sponsored studies, such as physician preference studies and post-market analyses, to expand the clinical data available regarding the safety and efficacy of our cryoablation system. Medical technologies are often adopted first by leading U.S. medical centers, and then by European centers. We intend to leverage our affiliations with leading U.S. medical centers to accelerate our international sales efforts.

•

Enhancing features of our cryoablation system, expanding our product line and acquiring complementary products. We intend to invest in product development to continuously improve the features of our cryoablation system, as well as expand our product line through internal development and acquisitions. We are currently developing our next generation of cryoablation catheter, called Quantum, that we believe will enable interventional cardiologists to adopt our cryoablation system to treat AF. We expect our

Quantum catheter, once developed and if approved by the FDA, will enable physicians to perform AF cryoablation procedures in 1.5 hours or less, making it a more attractive procedure for them. We may acquire complementary products and technologies.

•	Expanding and protecting our intellectual property position. We believe that our intellectual property position will assist us in maintaining our competitive position in cardiac cryoablation. We intend to continue to expand our broad portfolio of 117 owned or licensed U.S. and international patents and patent applications to protect the design and use of our products, principally in the areas of cryoablation and the treatment of arrhythmias.

CryoCor Cardiac Cryoablation System

Our CryoCor Cardiac Cryoablation System consists of our Model 2020 Console, our CryoArm Pre-Cooler and our disposable CryoBlator catheters. We also offer introducer sheaths to facilitate catheter placement in the atria in both AF and AFL ablation procedures. Our cryoablation system’s components are designed to simplify set up and minimize procedure time. Our cryoablation system utilizes proprietary technology embedded in the console, the pre-cooler and the disposable catheters that allow it to generate, deliver and transfer high levels of cryoenergy enabling selectively large lesion sizes, shorter procedure times and enhanced system versatility. We believe these advantages provide better therapeutic efficacy and a greater ability to treat complex arrhythmias than competing cryoablation technologies.

Our cryoablation system operates by vaporizing, or boiling, liquid nitrous oxide in the tip of our catheter under controlled conditions. This results in catheter tip temperatures of approximately -90º Celsius, the boiling point of nitrous oxide. Our cryoablation system uses a microprocessor-controlled, two-stage cooling process. In the first cooling stage, gaseous nitrous oxide is delivered from the console to the pre-cooler. The pre-cooler reduces the nitrous oxide temperature to -35º Celsius, converting the nitrous oxide from a gas to a liquid. After the liquid nitrous oxide is delivered to the catheter’s tip, the second cooling stage occurs as the nitrous oxide boils, converting it back into a gas. Our console dynamically adjusts the refrigeration power to changes in heat load associated with blood flow and the tissue that is in contact with the catheter tip. This dynamic adjustment in refrigeration power is accomplished by a pressure feedback loop controlled by software in our cryoablation system.

Our CryoBlator catheter assists in controlling the nitrous oxide boiling process and is designed to allow the console to accurately sense tip pressure. This feature is critical for the pressure feedback loop in our cryoablation system. The size of the catheter is designed to facilitate efficient passage of spent, gaseous nitrous oxide out of the catheter and back into the console. This feature not only maintains optimal boiling pressure but also allows for the dynamic adjustment of refrigeration power without causing excess nitrous oxide to gather at the tip of the catheter. Significantly, the ability of our cryoablation system to maintain appropriate catheter tip pressure helps to ensure patient safety. Lastly, the catheter is designed to boil only at its tip so that concentrated cryoenergy is delivered directly to the targeted heart tissue.

Console and Pre-Cooler

Model 2020 Console. Our console is the command center of our cryoablation system. It is comprised of advanced control electronics, proprietary software, and refrigeration components. Our console is operated through a simple user interface. A screen displays command prompts and continual updates on system performance, including catheter tip temperature during the procedure. Our console houses a primary and reserve source of nitrous oxide and the components to transport the nitrous oxide to the pre-cooler. Our console performs a pre-ablation safety check to ensure the integrity of our catheter before any nitrous oxide is delivered to our catheter.

CryoArm Pre-Cooler. Our CryoArm Pre-Cooler utilizes patented technology that we believe is an important innovation in the delivery of cryoenergy. It enables the catheter tip to reach and maintain extremely low temperatures. The pre-cooler is located on a movable arm attached to the console. The height of the arm can be adjusted to permit convenient manipulation of the catheter. The arm houses hardware that measures tip pressure in the catheter. The pre-cooler is separated from the console in order to eliminate the influence of any heat generated from the console components and enables the efficient delivery of nitrous oxide to the tip of the catheter in a liquid state.

Disposables

CryoBlator Disposable Catheters. Our CryoBlator family of disposable catheters are 10-French, or approximately 3.3 millimeters, in diameter, which provides sufficient internal dimensions in order to rapidly deliver and remove the volumes of nitrous oxide required to produce and sustain extremely low temperatures at the catheter tip. Our 10-French catheters have flow capacity that is 46% greater than that of a 9-French catheter and 400% greater than that of a 7-French catheter. We believe this greater flow capacity permits our cryoablation system to process substantially greater volumes of nitrous oxide than other competing cryoablation systems. There are six catheters in the CryoBlator family, which consists of catheters with two available tip reaches of five centimeters or seven centimeters and three electrode tip sizes of 6.5 millimeters, 10 millimeters, or 15 millimeters. Two of our catheters are currently being tested in clinical trials. The reach of the various tips provides the physician with the ability to manipulate the catheter effectively, taking into account individual anatomic variations. Our different catheter tip sizes enable the physician to create an appropriate-sized lesion. Our catheters are similar to conventional electrophysiology catheters and include a standard handle that enables physicians to remotely manipulate the tip of the catheter through 180º and position it within the heart.

Model 3110 and 3130 Sheath Dilators. Our sheath dilators are long, plastic tubular devices that enable the catheter to enter the body and be delivered into the heart. Our sheath dilators have received 510(k) clearance by the FDA and are CE marked in Europe.

Quantum Catheter

We are developing our next generation disposable catheter, our Quantum catheter, which we envision will enable physicians to create larger lesions in both linear and curvilinear shapes, thereby reducing the total number of lesions required in a procedure. Our Quantum catheter is being designed to permit delivery of therapeutic cryoenergy pursuant to a fixed anatomical pattern rather than complex cardiac electrical activity mapping. We believe that this reduction in the number of lesions may reduce the average time for an AF cryoablation procedure to 1.5 hours or less. We believe that these features would make our cryoablation system appeal commercially to physicians other than electrophysiologists, such as interventional cardiologists. We have performed substantial research in our laboratories that has enabled us to perform early testing of the Quantum catheter in animals. We intend to commence formal development of the Quantum catheter in mid-2005 and expect to apply for European approval in the second half of 2006.

The CryoCor Cryoablation Procedure

Our cryoablation procedure is typically performed in an electrophysiology lab and involves the following steps:

•	Introducing and placing the catheter. Similar to RF procedures, the physician guides a catheter into the heart under fluoroscopy, or continuous X-ray imaging, placing the tip of the catheter on the heart tissue responsible for initiating or perpetuating the arrhythmia. Physicians often use a mapping catheter, which identifies the location of electrical disruptions, to guide the position of the cryoablation catheter.

•	Cryoablating the diseased heart tissue. Once the catheter is placed on the target site, the physician initiates the cooling of the catheter tip. Within seconds, the catheter tip reaches a freezing temperature and adheres to the target tissue at which time the physician can turn off the fluoroscopy. The physician continues to freeze the target site for approximately two to three minutes depending on the desired size of lesion.

•	Repositioning the catheter. After creating the desired lesion, the physician turns off the flow of nitrous oxide, and the catheter tip releases itself from the lesion site. The physician then repositions the tip at the next target lesion site and repeats the procedure.

AF Cryoablation Procedure

AF can be initiated by electrical activity that emanates from abnormal tissue in and around the four pulmonary veins. One ablation procedure performed in AF patients is referred to as pulmonary vein isolation, or PVI. During PVI procedures, the catheter is guided through the right atrium, through the septum, and into the left atrium. Multiple lesions are created in the back wall of the left atrium near the pulmonary veins to electrically isolate one or more of the veins from the left atrium. PVI is used to stop the initiation of AF episodes by preventing the abnormal electrical activity initiating in the pulmonary vein from reaching the atrial tissue. Some clinicians have modified the PVI approach to stop both the initiation of AF as well as to prevent the perpetuation of AF. This technique, referred to as anatomic ablation, was developed in part to mimic the Cox-MAZE procedure and also to avoid the complication of pulmonary vein stenosis associated with RF-based PVI. As with PVI, this procedure is completed using ablation lesions in a fixed anatomic pattern, often using a sophisticated mapping system that shows the location of the lesions in reference to the anatomy of the heart. Both techniques have been performed with our cryoablation system.

While these procedures initially required approximately eight to ten hours to complete with our cryoablation system, current clinical practice using our cryoablation system requires approximately 2.5 to four hours as a result of improvements in our technology and increased physician experience.

AFL Cryoablation Procedure

AFL is caused by a looping electrical disturbance in the right atrium. The most common form of AFL involves an electrical impulse that travels toward the center of the heart across a narrow neck of tissue, called an isthmus. The isthmus is a common target for AFL ablation. To treat AFL, the catheter is initially positioned in the right atrium at the far end of the narrow isthmus and cryoenergy is delivered. The catheter is then slowly drawn across the narrow isthmus in short increments creating individual lesions at each point. These successive freezes create a lesion line along the narrow isthmus to block abnormal conduction, which prevents perpetuation of the arrhythmia. While this procedure initially required approximately four to six hours to complete with our cryoablation system, current clinical practice requires approximately 45 minutes to two hours as a result of improvements in our technology and increased physician experience.

CryoCor’s Clinical Development Program and Status

Overview

In Europe, our clinical strategy was to obtain CE Mark approval by successfully demonstrating the safety of our cryoablation system and then to collect additional efficacy data through further clinical studies. Our CE Mark approval includes a broad cardiac arrhythmia ablation indication for the treatment of patients with AF, AFL and other SVTs. Subsequent to our approval, we limited the commercial distribution of our system to medical centers where physicians continued their use and investigation of our system. These investigations refined the cryoablation procedures and techniques, provided additional clinical experience, and aided in the evaluation of the function and reliability of our system and, as a result, generated articles for peer-reviewed medical journals.

In the United States, our clinical strategy is to obtain FDA approval to market our cryoablation system for two separate indications, AF and AFL, by conducting two pivotal trials in parallel. To date, we believe we have made substantial progress towards executing our strategy.

Key clinical development milestones that we have achieved include:

•	Obtained CE Mark approval in early 2002. Indications for use include complex and simple arrhythmias and specifically include AF, AFL and other SVTs.

•	Completed enrollment in our U.S. pivotal trial for AFL in November 2004. The trial enrolled 160 patients in 22 clinical sites in the United States. Submission of the clinical trial results to the FDA is expected in mid-2005.

•	Began our U.S. pivotal trial for the treatment of AF in the left atrium in December 2004. We expect to complete enrollment for this trial in the first half of 2006.

To execute this strategy, we have conducted one formal international trial for all SVTs, including AF and AFL, two separate Investigational Device Exemption, or IDE, feasibility studies and are conducting the pivotal trials in the United States described above. Additionally, in this prospectus, we are including four post-marketing studies performed internationally to highlight the use of our system post-approval in Europe. The following table lists selected studies using our cryoablation system that have been conducted internationally and those that have been completed or are in the process of completion in the United States:

CryoCor Cardiac Cryoablation System Clinical Studies
Study and Description	Clinical Study Sites	Patients Treated		Status
International Clinical Studies (ICS)

ICS-1(1) CE Mark Trial — single arm trial of AF, AFL and other SVTs	3 sites; The Netherlands, Germany and Hong Kong	44		Completed - 2001

ICS-2(2) Clinical use of our product for the treatment of AF	3 sites; The Netherlands, Germany and Hong Kong	52		Completed - 2002

ICS-3(3) Single center sequential enrollment for AFL	1 site; The Netherlands	35		Completed - 2002

ICS-4(4) Randomized comparison of RF vs. cryoablation for the treatment of AFL	1 site; The Netherlands	14		Completed - 2002

United States Clinical Studies

AFL Feasibility

AFL-01(5) Initial study	5 sites	30		Completed - 2002

AFL-01B(5) Extension	9 sites	18		Completed - 2003

AFL Pivotal Trial

AFL-02	22 sites	160		Enrolled - in follow-up

AF Feasibility

AF-01(6) Initial study	6 sites	31		Completed - 2003

AF-01B Extension	5 sites	15		Enrolled - in follow-up

AF Pivotal Trial

AF-02	25 sites(7)	160	(7)	Ongoing

(1)	Rodriguez LM, Geller JC, Tse HF, Timmerman C, Reek S, Lee KL, Ayers GM, Lau CP, Klein HU, Crijns HJGM: Acute Results of Transvenous Cryoablation of Supraventricular Tachycardia (Atrial Fibrillation, Atrial Flutter, Wolff-Parkinson-White Syndrome, Atrioventricular Nodal Reentry Tachycardia). J Cardiovasc Electrophysiol 2002;13:1082-1089.

(2)	Tse HF, Reek S, Timmermans C, Lee KL, Geller JC, Rodriguez LM, Ghaye B, Ayers GM, Grijns HJGM, Klein HU, Lau C: Pulmonary Vein Isolation Using Transvenous Catheter Cryoablation for Treatment of Atrial Fibrillation Without Risk of Pulmonary Vein Stenosis. J Am Coll Cardiol 2003;42:752-758.

(3)	Manusama R, Timmermans C, Limon F, Philippens S, Crijns HJGM, Rodriguez LM: Catheter-Based Cryoablation Permanently Cures Patients With Common Atrial Flutter. Circulation 2004;109:1636-1639.

(4)	Timmermans C, Ayers GM, Crijns HJGM, Rodriguez LM: Randomized Study Comparing Radiofrequency Ablation With Cryoablation for the Treatment of Atrial Flutter With Emphasis on Pain Perception. Circulation 2003;107:1248-1250.

(5)	Daubert JP, Hoyt RH, John R, Chinitz L, Martin DT, Fellows C, Pelkey W, Sehra R, For The CryoCor Atrial Flutter Investigators: Performance of a New Cardiac Cryoablation System in the Treatment of Cavotricuspid Valve Isthmus-Dependent Atrial Flutter. PACE 2005;28:S142-S145.

(6)	Hoyt RH, Wood M, Daoud E, Feld G, Sehra R, Pelkey W, Kay GN, Calkins H, for the U.S. CryoCor Investigators: Transvenous Catheter Cryoablation for Treatment of Atrial Fibrillation: Results of a Feasibility Study. PACE 2005;28:S78-S82.

(7)	Figures are projections. We have currently enrolled 31 patients in 8 sites. 16 centers have approval to enroll subjects.

International Clinical Studies

Our initial international focus was to conduct a single trial, ICS-1, to apply for the CE Mark. In August 2001, investigators treated patients with AF, AFL and other SVTs, including WPW and AVNRT, with our cryoablation system at three medical centers in Hong Kong, Germany, and The Netherlands. With data from these patients we were able to secure CE Mark approval for all SVTs, including AF and AFL, in early 2002. CE Mark approval allows the commercial use of our cryoablation system in the European Union. We used this approval to commercialize the product at a limited number of medical centers and to collect additional clinical data for publication.

ICS-1 CE Mark Trial

ICS-1 was a safety trial with secondary measurements of acute efficacy. The primary safety endpoint for the trial was the rate of adverse events in patients treated with our cryoablation system. Acute efficacy was based on improvements in the measured pattern of electrical activity in the subject’s heart rather than clinical symptoms. In the case of chronic efficacy, after three months the patients returned to clinic, had an electrocardiogram, or EKG, and were questioned about symptoms suggestive of recurrence. The physician utilized the information to make a clinical judgement of recurrence of the subject’s arrhythmia to determine the efficacy of the treatment. The trial was not designed to measure symptomatic clinical benefit from the procedure. It was a non-randomized trial where 44 of the 49 subjects underwent the cryoablation procedure. The results of this trial are shown below.

CE Mark Trial (ICS-1)

Indication	Patients	Serious Adverse Event Rate	Acute Efficacy	Chronic Efficacy
All Patients	44	7%	98%	93%

AFL and other SVTs	23	0%	100%	95%

AF	21	14%	95%	90%

None of the adverse events reported in this trial were related to the device or delivery of cryoablation. The November 2, 1999 issue of Circulation reported complication rates for RF ablation as high as 42%. Both pulmonary vein, or PV, stenosis and the formation of esophageal fistulas have been reported to be associated with the use of RF ablation for the treatment of AF. In our ICS-1 trial at three months follow-up, no subjects had evidence of PV stenosis, changes in PV anatomy or signs or symptoms of esophageal fistulas.

After completion of the initial trial, the centers involved with this trial continued to treat patients with both AF and AFL to provide additional evidence of the safety and efficacy. Many of these studies incorporated longer follow-up intervals to show long-term clinical outcome. Three of these studies are presented below.

ICS-2 Study

The August 20, 2003 issue of the Journal of the American College of Cardiology reported the results of a study of 52 subjects who underwent PVI using our cryoablation system as a treatment for AF, 21 of whom were part of our CE Mark trial, ICS-1. This study was performed at the same three centers that participated in our CE Mark trial. The authors reported that 49 subjects, or 94%, were treated successfully with 97% of targeted PVs isolated. After a mean follow-up of just over one year, 71% of subjects reported being free of symptoms of AF and 56% of the subjects reported having had no episodes of AF following the procedure. There was no evidence of PV stenosis based on CAT scans performed at three and 12 months.

ICS-3 Study

The April 6, 2004 issue of Circulation reported the results of a study of 35 consecutive patients with AFL who were treated with our cryoablation system. Following treatment, patients were asked to report any occurrence of symptoms associated with their arrhythmia, and the investigators evaluated the electrical activity of the hearts of these patients to determine if there had been any recurrence of their arrhythmia. The authors reported that 34 patients, or 97%, were treated successfully and 31, or 89%, had no recurrence of their AFL at a minimum of over nine months of follow-up. In the treated patients, 28 had AF in addition to AFL at the time of the procedure. Among these patients, 13 did not have any AF episodes following the procedure. There were no serious adverse events after the ablation procedure or in the follow-up period, which ranged from over nine months to 26 months.

ICS-4 Study

The March 11, 2003 issue of Circulation reported a study comparing the perception of pain in subjects undergoing RF ablation or cryoablation in a randomized study using our cryoablation system. The study was conducted at the Academic Hospital Maastricht, The Netherlands. A total of 14 patients were randomly assigned, with seven being assigned to each treatment group, to receive either RF or cryoablation for the treatment of AFL. Pain was evaluated on a visual analog scale with a range of zero, which corresponded to “no pain,” to 100, which corresponded to “the worst possible pain.” One of seven subjects receiving cryoablation reported pain during three of 22 ablation treatments they received. In the RF group all seven subjects reported pain during some of the ablation treatments and three subjects reported pain with every treatment. The proportion of cryoablation treatments that resulted in a report of pain was 1.9% with a mean pain scale score of 0.3, plus or minus a standard deviation of 0.9, compared to 75.3% of the RF ablations causing pain with a mean pain scale score of 38.3, plus or minus a standard deviation of 25.3.

U.S. Clinical Studies

In the United States, we have developed a clinical strategy to pursue separate indications for our cryoablation system for the treatment of patients with AF or AFL. The initial clinical evaluations of our system in the United States were performed in two separate feasibility studies. The purpose of these feasibility studies was to establish basic device safety, define clinical safety and efficacy endpoints for the pivotal trials, refine the ablation procedures and optimize device design and function. For both AFL and AF, the feasibility studies were conducted in two phases. The extension phase of each of the two studies had differences in the study population and procedures which resulted from information gathered during the first phase. Our two pivotal trials are designed to gather data for PMA submissions for AFL and AF indications. Data for the AFL pivotal trial are currently being analyzed for the submission of a PMA to the FDA in mid-2005. The pivotal trial for AF is presently underway in the United States.

In designing our trials, we have drawn upon the experience of RF ablation catheters that have been FDA-approved and the FDA’s non-binding written guidance developed for RF ablation devices. However, the FDA has told us that the RF ablation experience is only suggestive and not definitive with respect to cryoablation because of the lack of data establishing comparability between the two technologies. There can be no assurances that the FDA will agree that our trial design and selection of endpoints for either AFL or AF are adequate to establish the safety and efficacy of our cryoablation system or that the data we collect are adequate to support approval, which could lead the FDA to delay or deny marketing approval of our cryoablation system.

Atrial Flutter

AFL-01 and AFL-01B Feasibility Study

The AFL feasibility study was a non-randomized, multi-center study to evaluate the basic safety and provide a preliminary indication of the efficacy of our cryoablation system. The study was conducted in two phases, an initial phase, AFL-01, followed by an extension phase, AFL-01B. The extension to this study was granted by the FDA to increase the number of patients and centers participating in the study. The two data sets from AFL-01 and AFL-01B have been combined for analysis and FDA reporting purposes.

Safety of our cryoablation system was evaluated by the number of reported serious adverse events, or SAEs, occurring within seven days following a procedure, the total number of SAEs and the total number of adverse events. An SAE was defined as death, a life-threatening complication, or a persistent or significant disability or incapacity requiring inpatient hospitalization or prolonged hospitalization or requiring intervention to prevent a permanent impairment of a body function or damage to a body structure. An adverse event was any undesirable experience occurring to a subject during the course of the study, whether or not related to the device or procedure.

The feasibility study defined efficacy as acute and chronic. Acute efficacy was a demonstration of the effectiveness of the cryoablation treatment in blocking the aberrant electrical pathway following the procedure. Chronic efficacy was freedom from recurrence of AFL. It was measured in all patients in whom acute efficacy was demonstrated and was evaluated at six months following the procedure by the physician’s clinical assessment of the recurrence of AFL in the first phase of the study and by the actual measurement of the electrical activity of the heart to rule out recurrence of AFL in the second phase of the study.

Fifty-eight subjects were enrolled at eleven U.S. medical centers. Eight subjects failed to meet the inclusion/exclusion criteria following enrollment, and an additional two subjects were withdrawn from the study because the investigational devices were unavailable at the time that treatment was scheduled. A total of 48 subjects were treated at these centers. The pooled data for the two phases of our AFL feasibility study are shown in the table below. The data shown in this table are the results of a feasibility study and the FDA will not use these results as a basis for the approval of our cryoablation system.

AFL Feasibility Study (AFL-01 and AFL-01B)

Study	Serious Adverse Event Rate	Acute Efficacy	Chronic Efficacy
AFL Feasibility	6.3%	93.8%	84.6%

AFL-02 Pivotal Trial

The AFL-02 pivotal trial is a single arm trial, which measured the device’s clinical performance against certain predefined objective performance criteria, or OPCs, that have been used for RF-based devices studied in other single arm studies and have served as a basis for FDA marketing approval for such devices. The primary efficacy endpoint of this trial was acute success, defined as creation of bi-directional block, or blocking of the abnormal electrical impulses that perpetuate AFL, with cryoablation at the time of the procedure. The success in achieving such block was evaluated in the electrophysiology laboratory by the clinical investigators. After the cryoablation procedure, cardiac electrical event recording was used by the subject at the time of symptoms and on a weekly basis to assist in the evaluation of chronic efficacy, defined as six months’ freedom from recurrence of AFL for subjects in whom acute efficacy was demonstrated. The primary safety endpoint was defined as the rate of all SAEs that occurred during the 7 days following the ablation procedure. An SAE was defined in the same way as in the feasibility study. The FDA has expressed concerns about many aspects of our clinical trial, including trial design and selection of endpoints.

Enrollment in this trial was completed in November 2004 and subjects are currently being followed for six months. Preliminary safety and acute efficacy data are shown in the following table:

AFL Pivotal Trial (AFL-02)

Trial Result	Observed Event Rate	Confidence Limit (CL)	Objective Performance Criteria (OPC)
7 Day SAEs	5.6%	9.6% (upper)	7%
Acute Efficacy	86.9%	81.6% (lower)	80%

The observed seven day rate for all SAEs was nine out of 160 subjects, or 5.6%, and does not meet the predefined OPC of an upper confidence limit, or CL, of 7%. Of the nine SAEs, five were reported by the investigator as not being device or procedure related, resulting in an observed event rate of 2.5% with a CL of 5.6%. We will have all of the investigator reported safety results reviewed by an independent body prior to inclusion in the PMA submission to the FDA. This analysis may not be accepted by the FDA as a method of achieving an endpoint or meeting an OPC. If the data from our clinical trial do not demonstrate the safety of our cryoablation system to the FDA’s satisfaction, we will not receive FDA approval to market our cryoablation system in the United States.

We did not prospectively define an endpoint for chronic efficacy in our protocol. Instead, we made chronic efficacy a secondary objective of the trial. Chronic efficacy data are being collected throughout the six-month follow-up and are not currently available but will be analyzed and submitted to the FDA as part of the PMA. We believe that the FDA will treat our chronic efficacy data as an important factor for marketing approval, and that it will be assessed against the chronic efficacy OPC established by the FDA for RF ablation. If the data from our clinical trial do not demonstrate the acute and chronic effectiveness of our cryoablation system to the FDA’s satisfaction, we will not receive FDA approval to market our cryoablation system in the United States.

Atrial Fibrillation

AF-01 and AF-01B Feasibility Study

The AF feasibility study was a non-randomized, multi-center study to define the procedure for isolating the source of the aberrant electrical signals in subjects with paroxysmal AF and to evaluate the acute safety and potential efficacy of our cryoablation system in these subjects. The study was conducted in two phases, an initial phase, AF-01, followed by an extension phase, AF-01B. For AF-01B, the FDA approved an increase in the number of subjects and clinical sites participating in the study.

Safety was based on evaluating the occurrence of reported adverse events and serious adverse events. The criteria for acute success of the cryoablation procedure was based on the investigator’s assessment of the electrical isolation of each treated pulmonary vein from the left atrium. Chronic efficacy in the first phase of our AF feasibility study, AF-01, was based on a subjective determination by asking the subjects at the three and six-month follow-up visits if they had experienced symptoms of recurrent AF. In the second phase of our feasibility study, AF-01B, this subjective evaluation was used and, in addition, if subjects reported symptoms of recurrent AF, they were monitored by recording the electrical activity of their heart. All subjects in this study also had the electrical activity of their heart monitored three times a day for one week between three and six months following their cryoablation procedure.

AF-01 enrolled 35 subjects at six U.S. medical centers. Of the 31 subjects that were treated, 10 subjects had other concomitant arrhythmias in addition to their paroxysmal AF. The investigators reported that 29 subjects, or 94%, had acute procedural success immediately following cryoablation. Chronic efficacy was evaluated only in 22 of the 29 subjects, because seven of the subjects were retreated with RF ablation within three months following the original cryoablation procedure. Of these 22 subjects, nine, or 41%, had evidence that they had no recurrent episodes of AF during the entire six-month follow-up. The serious adverse event rate was 28% for all subjects enrolled. Of the subjects treated exclusively with cryoablation, none had evidence on CAT scan of PV stenoses or esophageal fistulas.

The January 2005 issue of PACE reported the safety and efficacy results of our AF-01 study as further interpreted in a manner consistent with current clinical practices. During the study, some subjects experienced what were described as “early recurrences” of AF in the first few months following ablation. The AF recurrences tended to diminish within six months post-ablation. The authors supported this observation by evaluating the average number of AF episodes over the six months of the study follow-up for these 22 subjects, as is presented in the figure below.

Monthly Documented AF Event Count

Showing Reduction in Average Episodes Over Time

Graph showing the trend of diminishing episodes of AF from 22 subjects treated in the AF-01 study. The graph shows the mean number of AF episodes (with standard error bars) documented prior to cryoablation (BASELINE) and during each month after cryoablation (MO1-MO6). Source: Hoyt RH, Wood M. Daoud E, Fed G, Sehra R, Pelkey W, Kay GN, Calkins H, for the U.S. CryoCor Investigators: Transvenous Catheter for Treatment of Atrial Fibrillation: Results of a Feasibility Study. PACE 2005:28:S78-S82.

By evaluating chronic efficacy at five to six months, rather than throughout the entire six months, the authors found that an additional nine subjects were without AF, resulting in a chronic efficacy rate of 82%. Given that seven subjects were re-treated using RF ablation early in the study, the authors also evaluated the SAE rate following treatment with cryoablation versus the rate after re-treatment with RF. The authors found that the SAE rate was lower in the 31 subjects following cryoablation, with six of the 31, or 19%, having experienced an SAE, versus the seven subjects following the re-treatment with RF, where three of the seven, or 43%, experienced SAEs.

In the extension of this trial, 15 subjects were enrolled at five clinical sites, with enrollment completed in November 2004. Acute efficacy, as defined in the first phase of the feasibility study, was demonstrated in 14 of the 15 subjects, or 93%. These subjects are presently being observed during their 12-month follow-up and therefore data on safety and chronic efficacy are not yet available.

The data presented above are from a feasibility study and the analyses presented may not represent the form or type of analyses of our pivotal trial data to be required by the FDA in our PMA submission.

AF-02 Pivotal Trial

Our AF-02 pivotal trial is a prospective, randomized, controlled multi-center trial to evaluate the safety and effectiveness of our cryoablation system in treating AF. The primary safety endpoint as defined in the protocol is the occurrence of SAEs during the 12-month period following the cryoablation procedure. The protocol also specifies a secondary safety endpoint as the occurrence of PV stenosis. The protocol defines the primary efficacy endpoint as the recurrence of symptomatic AF between three months and 12 months following cryoablation. The trial is expected to enroll approximately 160 subjects at 25 investigational sites. Enrollment in this study began in December 2004. There can be no assurance that the trial will be adequate to support marketing approval for this indication.

Sales and Marketing

In the United States, we plan to market our cryoablation system through a specialized direct sales force. Although there are approximately 2,000 electrophysiologists in the United States, we intend to focus on the electrophysiologists currently performing the highest volume of cardiac-based RF ablation procedures. According to Verispan, in 2001, 300 medical centers performed 80% of all cardiac ablation procedures in the United States. We believe that a focused sales force of approximately 20 professionals would allow us to service these customers and cover much of the potential market for our cryoablation system in the United States. Upon our filing of a PMA for AFL, which we expect will occur in mid-2005, we intend to begin hiring our sales force. Over time, we intend to expand our sales force to service a broader group of potential customers, primarily interventional cardiologists. In support of these efforts, we intend to build patient awareness through direct-to-consumer marketing for AF and AFL. We also expect to support smaller, more focused physician-sponsored studies, such as physician preference studies and post-market analyses to expand the clinical data available regarding the safety and efficacy of our cryoablation system as a treatment for AF.

Outside of the United States, we intend to develop and expand our current network of distributors and more actively support their marketing and selling activities. To date, we have entered into distribution agreements with CryoCor GmbH, Cardiologic Systems and Medical Path for the commercialization of our products in Germany, Belgium, The Netherlands, Luxembourg, the United Kingdom and Italy. Under these distribution agreements, our distributors purchase catheters and consoles from us at a fixed transfer price. The agreement with CryoCor GmbH will continue in perpetuity unless it is terminated by one of the parties. The agreement with Cardiologic Systems will terminate on January 1, 2007 and our agreement with Medical Path will terminate on October 21, 2007 unless either agreement is terminated early in connection with the occurrence of certain events specified in such agreements or extended.

Competition

The medical device industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products, designs and processes. Any products that we commercialize will be subject to intense competition. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified engineers and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as acquiring technology and technology licenses complementary to our programs or advantageous to our business.

There are a number of companies developing or marketing treatments for AFL and AF that are directly competitive with our product candidates. CryoCath Technologies has developed a minimally invasive, catheter-based system that uses cryoenergy to treat cardiac arrhythmias. In the United States, CryoCath has obtained PMA approval for its catheter-based cryoablation treatment of AVNRT and 510(k) clearance for its surgical probe to treat AF. In Europe, CryoCath has obtained the CE Mark for its catheter-based products for the treatment of simple SVTs. CryoCath is currently conducting feasibility studies in the United States for its catheter-based treatment of AF. We are not aware of any other competitors that utilize cryoenergy as their energy source for a minimally invasive catheter-based system of ablation. We have requested that the U.S. Patent and Trademark Office institute interference proceedings between two patents owned by CryoCath and two of our applications relating to pre-cooling technology. If we fail to prevail in these proceedings, we may not attain rights to certain patent claims. In addition, CryoCath may assert that the manufacture, use or sale of our cryoablation system infringes one or more claims of their patents. Statements attributed to CryoCath suggest that CryoCath may believe that aspects of our cryoablation system may be covered by one or more CryoCath patents or other intellectual property rights.

St. Jude Medical has been actively investing in or acquiring companies that are developing treatments and/or diagnostic tools for AF. Recent acquisitions include Epicor Medical, Irvine Biomedical, and Endocardial Solutions. In addition, St. Jude Medical recently invested in ProRhythm, and has the opportunity to purchase the company prior to March 2007. St. Jude’s acquisitions have predominantly focused on ultrasound as their ablation energy source. Ultrasound uses focused, high frequency sound waves to generate heat to ablate the tissue. Other medical device manufacturers and potential competitors include Johnson & Johnson and Boston Scientific, who have developed RF catheters that we believe are being used for the off-label treatment of AF. Finally, a number of companies, including Medtronic, Atricure, Boston Scientific and Guidant, which recently acquired AFx, have developed surgical probes for the treatment of AF.

There are a number of drugs that are routinely prescribed for the treatment of complex cardiac arrhythmias, and drugs are currently the primary therapy for AF and AFL. Patients who fail with one drug are typically prescribed additional drugs until the symptoms are reduced or the drugs are determined to be ineffective or inadvisable due to complications. We expect to compete with drugs to the extent they remain the treatment of choice for AF and AFL. There are several new drugs under development for the treatment of AF, including Dronedarone by Sanofi-Aventis and CVT-510 from CV Therapeutics.

Due to the size of the potential market, we anticipate that competitors will continue to dedicate significant resources to developing additional drugs and competing medical devices for the treatment of AF and AFL. Successful clinical results, regulatory approval and commercialization of any of these additional drugs and competing medical devices could have a material adverse impact on our business. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner and are more efficacious and safer than the alternatives available for the same condition. Our cryoablation system may be rendered obsolete or uneconomical by a technological advance or an entirely different approach developed by one or more of our competitors.

Manufacturing

Our San Diego facility provides space for our console manufacturing operations, sterile products manufacturing, packaging, storage and shipping, as well as for our research and development labs and general administrative facilities. We believe that our manufacturing facilities will be sufficient to meet our manufacturing needs for the foreseeable future.

We believe our manufacturing operations are in compliance with regulations mandated by the FDA and the European Union. We have been FDA-registered since March 2004 and a California-licensed medical device manufacturer since May 2001. We obtained our CE Mark in March 2002, and our facility is ISO 9001/EN 46001 certified. Because we have submitted our module containing manufacturing information for the PMA for AFL to the FDA, we are subject to unannounced inspections by the FDA. We have previously been inspected by the Food and Drug branch of the California Department of Health Services. In connection with our CE mark approval and compliance with European quality standards, our facility was inspected in November 2001 and has been inspected annually thereafter.

Our sterile products, which are our CryoBlator catheters and our sheaths, are manufactured in a controlled environment in our San Diego facility that provides for protection of the products from contamination. Our catheter production group consists of eight skilled employees and can produce 4,000 catheters per year. We believe we could produce up to 12,000 catheters per year in our current facilities if we were to expand our catheter production group to approximately 24 employees. We currently have one console manufacturing group that can produce 36 consoles per year. We intend to expand our manufacturing capacity for our sterile products and our consoles if we receive regulatory approval for any of our product candidates, and will do so initially by adding a second labor shift for both catheter and console production and later by expanding our controlled environment.

There are a number of critical components and sub-assemblies in the sterile products and the console. The vendors for these materials are qualified through stringent evaluation and monitoring of their performance over time. We audit our critical component manufacturers on a regular basis and at varied intervals based on the nature and complexity of the components they provide and the risk associated with the components’ failure.

All of the materials and components which are used in our cryoablation system are purchased from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. Agreements with certain of our suppliers can be terminated by either party upon short notice. These agreements will terminate earlier in the event of a material breach by us that remains uncured. We cannot quickly establish additional or replacement suppliers for certain components or materials, largely due to the FDA approval process and the complex nature of the manufacturing processes employed by our suppliers. Production issues or capacity constraints affecting our facilities, or those of our suppliers, would affect our ability to complete our clinical trials and to bring our cryoablation system to market.

Third Party Reimbursement

Medicare, Medicaid and Other Third Party Reimbursement

Healthcare providers that purchase medical devices generally rely on third party payers, including the Medicare and Medicaid programs and private payers, such as indemnity insurers, employer group health insurance programs and managed care plans, to reimburse all or part of the cost of the products. If approved by the FDA, our cryoablation system is expected to be sold principally to hospitals, medical centers and clinics that receive reimbursement from these third party payers. As a result, demand for our products is and will continue to be dependent in part on the coverage and reimbursement policies of these payers. The manner in which reimbursement is sought and obtained varies based upon the type of payer involved and the setting in which the product is furnished and utilized.

Payments from Medicare, Medicaid and other third party payers are subject to legislative and regulatory changes and are susceptible to budgetary pressures. Our customers’ revenues and ability to purchase our products are therefore subject to the effect of those changes and to possible reductions in coverage or payment rates by third party payers. Any changes in the healthcare regulatory, payment or enforcement landscape relative to our customers’ healthcare services has the potential to significantly affect our operations and revenues.

Medicare

Medicare is a federal program administered by the Centers for Medicare and Medicaid Services, or CMS, through fiscal intermediaries and carriers. Available to individuals age 65 or over, and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover, within prescribed limits, the major costs of most medically necessary care for such individuals, subject to certain deductibles and co-payments. There are three components to the Medicare program relevant to our business: Part A, which covers inpatient hospital services, Part B, which covers physician services, other healthcare professional services and outpatient services, and Part C, or Medicare Advantage, which is a program for managed care plans.

The Medicare program has established guidelines for the coverage and reimbursement of certain equipment, supplies and services. In general, in order to be reimbursed by Medicare, a healthcare item or service furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare items and services. Any changes in federal legislation, regulations and policy affecting Medicare coverage and reimbursement relative to our cryoablation system could have a material effect on our performance.

Inpatient Hospital Setting

If our cryoablation system is approved by the FDA, a significant portion of our revenues may be derived from our customers operating inpatient hospital facilities. Acute care hospitals are generally reimbursed by Medicare for inpatient operating costs based upon prospectively determined rates. Under the Prospective Payment System, or PPS, acute care hospitals receive a predetermined payment rate based upon the Diagnosis-Related Group, or DRG, into which each Medicare beneficiary stay is assigned, regardless of the actual cost of the services provided. Certain additional or “outlier” payments may be made to a hospital for cases involving unusually high costs. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical equipment. Rather, reimbursement for these costs is deemed to be included within the DRG-based payments made to hospitals for the services furnished to Medicare- eligible inpatients in which the equipment is utilized. Because PPS payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing equipment, devices and supplies, including equipment sold by us, that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs. Our product sales could be affected negatively if acute care hospitals reduce or discontinue use of our products due to insufficient reimbursement, or if other treatment options are perceived to be more profitable.

Outpatient Hospital Setting

CMS implemented the hospital Outpatient Prospective Payment System, or OPPS, effective August 1, 2000. OPPS is the current payment methodology for hospital outpatient services. Services paid under the OPPS are classified into groups called Ambulatory Payment Classifications, or APCs. Services grouped within each APC generally are similar clinically and in terms of the resources they require. A payment rate is established for most APCs through the application of a conversion factor that CMS updates on an annual basis. CMS may assign a qualifying service to a “new technology APC” for which the payment rate is based on a cost range rather than through the application of a conversion factor. In addition, under OPPS, CMS may authorize separate payments for new categories of devices, with payment amounts varying by hospital. OPPS may cause providers of outpatient services with costs above the payment rate to incur losses on such services provided to Medicare beneficiaries.

CMS annually proposes, and after consideration of public comment, implements changes to OPPS and payment rates for the following calendar year. The OPPS methodology determines the amount hospitals will be reimbursed for procedures performed on an outpatient basis and determines the profitability of certain procedures for the hospital and may impact hospital purchasing decisions. We cannot predict the final effect that any change in OPPS regulations, including future annual updates, will have on customers of our cryoablation system. Any such effect, however, could be negative if APC groupings become less advantageous, reimbursement allowables decline, or if the OPPS is modified in any other manner detrimental to our business.

Physician Services

Medicare payment for physician and other practitioner services is based on a fee schedule. The fee schedule payment for almost all physician/practitioner service is based on the product of the relative value units, or RVUs, assigned to the service, a conversion factor, and a geographic adjustment factor. The RVU consists of a work component, a practice expense component and a malpractice expense component. The more time, effort, and expense involved in providing a particular service results in a higher RVU and thus a higher payment. The fee schedule calculations are applied to most medical services outlined in the American Medical Association’s Current Procedural Terminology, or CPT, and some services described by alphanumeric Healthcare Common Procedure Coding System, or HCPCS, codes. CPT codes currently exist that cover electrophysiology mapping and ablation procedures and are used by physicians to submit claims for payment for the mapping and ablation procedures using our cryoablation system.

Medicaid

The Medicaid program is a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional, and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. The coverage, method and level of reimbursement varies from state to state and is subject to each state’s budget restraints. Changes to the coverage, method or level of reimbursement for our products may affect future revenue negatively if reimbursement amounts are decreased or discontinued.

Private Payers

Many third party private payers, including indemnity insurers, employer group health insurance programs and managed care plans, presently provide coverage for the purchase of medical equipment which may include our cryoabalation system. The scope of coverage and payment policies varies among third party private payers. Furthermore, many such payers are investigating or implementing methods for reducing healthcare costs, such as the establishment of capitated or prospective payment systems. Cost containment pressures has led to an increased emphasis on the use of cost-effective technologies and products by healthcare providers. Future changes in reimbursement methods and cost control strategies may limit or discontinue reimbursement for our products and could have a negative effect on revenues and results of operations.

Healthcare Fraud and Abuse

In the United States, there are federal and state anti-kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other healthcare-related business. For example, the Federal Healthcare Programs’ Anti-Kickback Law prohibits anyone from, among other things, knowingly and willfully offering, paying, soliciting or receiving any bribe, kickback or other remuneration intended to induce the referral of patients for, or the purchase, order or recommendation of, healthcare products and services reimbursed by a federal healthcare program (including Medicare and Medicaid). Some states have anti-kickback laws which establish similar prohibitions, although these state laws may apply regardless of whether federal healthcare program payment is involved. If we are able to commercialize our products in the United States, anti-kickback laws will constrain our sales, marketing and promotional activities by limiting the kinds of financial arrangements we may have with physicians, medical centers, and others in a position to purchase, recommend or refer patients for our cryoablation system or other products we may develop and commercialize. Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws. Furthermore, federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third party payers that are false or fraudulent. For example, the federal Civil False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program (including Medicaid and Medicare). Although medical device manufacturers like us do not typically submit claims to third party payers, some of these false claims laws can potentially be used by government enforcement officials or private qui tam relators against a manufacturer which provides incorrect coding or billing advice about its products to customers that file claims, or which engages in kickback arrangements with customers that file claims. Violations of anti-kickback and false claims laws can lead to civil and criminal penalties, including imprisonment, fines and exclusion from participation in federal healthcare programs. Any such violations could have a material adverse effect on our business, financial condition and results of operations.

Research and Development

Our research and development team consists of 10 people and focuses on developing enhancements to our existing products, product line extensions and new products utilizing our core technology. We continually work on enhancements to our products to shorten procedure times, increase ease-of-use, and improve patient outcomes. For example, we are developing our next-generation catheter, the Quantum catheter, with the goal of substantially reducing cryoablation procedure times. We are also utilizing feedback from physicians using our cryoablation system as well as our own assessments to develop additional product line extensions of our CryoBlator catheters. We have historically spent a significant portion of our capital resources on research and development, incurring $4.3 million in 2002, $6.4 million in 2003, $8.0 million in 2004 and $1.8 million in the first three months of 2005 on research and development.

Intellectual Property

Overview

Intellectual property rights, including in particular patent rights, play a critical role in the medical device industry, and therefore in our business. A patent typically consists of several “claims” that set out the boundaries of the inventive subject matter that a patent holder can prevent others from making, using, selling or offering to sell for the lifetime of the patent. A patent owner generally may exclude third parties from commercializing a product that infringes at least one claim of the patent. Whether a product or its use infringes a patent claim is highly fact-specific and sometimes not apparent from the literal words of the claim. Parties involved in a patent dispute may not be able to predict with certainty whether a court will conclude that a product infringes until conclusion of the lawsuit. This uncertainty can be heightened in the United States by the doctrine of equivalence. Under this doctrine, a product that does not infringe the literal words of a patent claim may nevertheless be found to infringe the patent if, for example, it performs substantially the same function in substantially the same way to achieve substantially the same result as each element of the patent claim.

In order for a patent to be enforceable by its owner, it must be valid. To be valid, the claims must satisfy the criteria established by the issuing government for granting a patent. The patent claim must describe something that is new, or “novel.” In addition, in the United States and some other countries, a claim for an invention is not patentable if, at the time the invention arose, it would have been “obvious” to an ordinary worker in that field.

In the United States, patents are issued by the United States Patent and Trademark Office, or USPTO. In the United States, federal courts or the USPTO may subsequently decide that one or more claims contained in a patent are invalid, rendering those claims unenforceable against third parties. Establishing invalidity of even one patent claim, however, can be difficult. In the United States, issued patents enjoy a presumption of validity as a matter of law, and the party challenging the validity of a patent claim in a federal patent litigation has the burden of proof, which can only be satisfied by clear and convincing evidence. By contrast, in a patent litigation, the patent owner need only prove infringement by the “preponderance of the evidence” standard. If an issued patent is infringed by a third party and the relevant claims are found to be valid and enforceable, the patent owner can seek damages for infringement that has occurred up to the time of such a finding. In the United States, if the infringing third party is determined to have infringed the patent willfully, the patent owner may also be entitled to increased damages of up to three times actual damages and, potentially, attorneys’ fees. Whether or not infringement is determined to be willful, the court may enjoin, or prohibit, the infringer from engaging in further infringing activity or otherwise set forth the conditions for the continued use of the patented technology. The patent owner in general has no obligation to make a license available on reasonable terms or at all. However, upon finding a valid claim has been infringed, a court, in its discretion based on the evidence presented, may determine that the infringing product is so important to the public that the public’s interest is not served by excluding the product from the market. In such a case, the court will allow the product to remain on the market and require that the infringer pay equitable compensation to the patent owner. This discretion of the court is rarely invoked. Patents are issued and enforced on a country-by-country basis. In the European Union, there is a centralized process for seeking patents at the European Patent Office, or the EPO, although patents, once issued, are enforced on a country-by-country basis. In addition, unlike in the United States, once a patent is issued through the EPO centralized process, it can be challenged at the EPO by third parties in a proceeding known as an opposition.

In a patent litigation, both parties are at risk. The purported infringer is at risk of being held to infringe and therefore liable for damages, including possibly increased damages and attorneys’ fees, which can be substantial. Also, an infringer may be enjoined by the court from further activities relating to the infringing product. At the same time, however, the purported infringer may assert that the patent claims at issue are invalid or otherwise unenforceable. If the accused infringer prevails in its assertions, the patent owner may permanently lose its patent rights or have those rights curtailed.

Our Patents

We rely on intellectual property rights for the protection of our current products and plan to rely on these rights to protect any other products that we may develop in the future. We own or have licensed a number of issued patents and pending patent applications in the United States and in foreign countries and plan to file additional patent applications on inventions that are important to our business and that we believe are patentable. We intend to aggressively pursue and defend patent protection on our proprietary technologies.

As of March 14, 2005, we held three U.S. patents and had 35 pending U.S. patent applications and 84 foreign patent applications in jurisdictions such as Australia, Canada and Europe. The three issued U.S. patents we own expire in either 2021 or 2022.

On August 31, 2000, we entered into a license agreement with CryoGen, Inc. (now American Medical Systems) pursuant to which CryoGen granted to us an exclusive, irrevocable, worldwide, non-transferable, royalty-free, fully paid license to 21 issued U.S. patents, 18 foreign patents and 33 foreign patent applications for the field of cardiac and vascular ablation to treat arrhythmias. The U.S. patents in the CryoGen portfolio expire between 2012 and 2021. Pursuant to our license agreement with CryoGen, we granted to CryoGen a license to certain modifications, improvements and enhancements to the inventions encompassed in the patents licensed to us pursuant to the agreement. CryoGen is obligated to maintain, enforce and prosecute the patents licensed to us pursuant to the agreement at its own cost and we are obligated to do the same with respect to any patents resulting from modifications, improvements and enhancements to the inventions encompassed in the patents licensed to us pursuant to the agreement. Both we and CryoGen have continuing confidentiality obligations under the license agreement.

We own or have licensed U.S. patents and patent applications that relate to a number of technologies that are employed by our cryoablation system as well as technologies which could be used by us in future product innovations or by competitors attempting to design around our patents. The patents expire between 2012 and 2022, and patents that may issue from our most recent patent applications will expire in 2025. A brief description of these technologies is included below.

Model 2020 Console

We own or have licensed patents and patent applications relating to control systems which utilize various sensor arrangements, a control system that varies refrigerant pressure to maintain efficient cooling power and catheter tip temperature, and a method of performing pre-operational checks on a cooling system for leaks or blockages. Applications have also been filed on methods for assessing ice ball formation and methods for selecting cooling and warming rates to maximize cell death.

CryoArm Pre-Cooler

We own or have licensed a number of patents and patent applications covering various pre-cooler designs and pre-cooling concepts which enable the delivery of greater and more efficient cooling power to the tip of a catheter.

CryoBlator Disposable Catheters

We have filed patent applications to cover various heat transfer element designs, methods for selecting capillary tube design dimensions to enhance cryocatheter performance, and designs that enable the articulation of catheters into various shapes without compromising the refrigerant flow therein.

Model 3110 and 3130 Sheath Dilators

We have filed a patent application on a device to minimize the introduction of air into a patient during insertion of a catheter which includes a flexible sheath and an air trap. Certain patents we have licensed from CryoGen (now American Medical Systems) also cover sheaths including heat-transfer tips.

Other

We either own or have licensed additional patents or patent applications which cover technologies such as combined RF/cryoablation, refrigerants which enable catheter tip temperatures below minus 90° Celsius, and the use of a balloon to anchor a catheter’s heat transfer element. Finally, we have filed applications to cover catheters with elongated heat transfer elements and designs which enable the articulation of such catheters.

The patent position of companies like ours is generally uncertain and involves complex legal and factual questions. Our ability to maintain and solidify a proprietary position for our technology will depend on our past and future success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the rights granted under any issued patents that we own or have licensed will provide us with proprietary protection or competitive advantages against competitors with similar technology.

In 2004, we requested that the USPTO institute interference proceedings between two patents owned by CryoCath Technologies and two of our applications relating to pre-cooling technology. One of our two applications that is involved in this interference proceeding is a reissue application stemming from a CryoGen-licensed patent. If the USPTO determines we are claiming rights to the same technology claimed by CryoCath Technologies, interference proceedings will commence to determine which company was the first to invent, and therefore has the rights to, the interfering subject matter. We believe we have an earlier date of invention, however, if we are not successful in these proceedings, we could fail to gain rights to certain patent claims.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations. In addition, our patents, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing our product.

Our Trade Secrets

We rely, in some circumstances, on trade secrets to protect our technology. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors, however, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our Trademarks

We have registered trademarks for the CryoCor name and logo in Europe, Japan, Australia and New Zealand. We have also applied for registered trademarks for CryoCor, the CryoCor logo, CryoArm and CryoBlator in the United States and Canada.

Third Party Intellectual Property Rights

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Our commercial success will depend, in part, on our ability to make and sell our cryoablation system without infringing the patents or proprietary rights of third parties.

We are aware of numerous patents issued to third parties in areas of technology related to our cryoablation system. Owners and/or licensees of these patents may assert that the manufacture, use or sale of the current or future versions of our cryoablation system infringe one or more claims of their patents. Some of the patents that may pose a material litigation risk to us, and some of the owners of such patents, are described below. The fact that we describe certain patents and patent owners below does not mean that we consider such patents to be valid, enforceable or infringed by any of our products or product candidates or that any party having rights under one or more of such patents intends to sue us for patent infringement.

We are aware of certain U.S. patents owned by CryoCath Technologies which contain claims relating to devices and methods of using devices for cryoablation. We are also aware of statements attributed to employees of CryoCath which suggest that CryoCath may believe that aspects of our cryoablation system may be covered by one or more U.S. patents owned by CryoCath. CryoCath may assert that the manufacture, use or sale of our cryoablation system infringes one or more claims of its patents. We believe that the development and marketing of our cryoablation system for the treatment of AFL and AF will not infringe any valid and enforceable claim of any of these CryoCath U.S. patents and, in certain circumstances, we have obtained written opinions from outside patent counsel regarding the validity of these patents and/or their potential infringement by our cryoablation system.

We are also aware of certain U.S. patents owned or licensed by Johnson & Johnson or the Regents of the University of California which encompass devices and methods for treating arrhythmias using circumferential ablation. We believe that the development and marketing of our cryoablation system for the treatment of AFL and AF will not infringe any valid and enforceable claim of any of these U.S. patents.

We are also aware of a U.S. patent owned by Spembly Medical Limited which encompasses cryosurgical probe systems. We believe that the development and marketing of our cryoablation system for the treatment of AFL and AF will not infringe any valid and enforceable claim of this U.S. patent.

We have taken reasonable steps with respect to these and other third party patents of which we are aware to ensure that our products do not and will not infringe on the valid patent rights of others. In some instances these steps include obtaining a written opinion of patent counsel regarding the validity of such patents and/or their potential infringement by our cryoablation system. While we currently believe we have freedom to operate with respect to third party patents or other intellectual property rights of which we are aware, others may challenge our position in the future. We believe that we have meritorious defenses to any infringement suit brought against us based on the patents and other intellectual property of which we are currently aware. Nonetheless, there has been, and we believe there will continue to be, significant litigation in the medical device industry regarding patent and other intellectual property rights. The possibility of litigation filed against us based on one or more of these or other patents or other intellectual property is a significant risk. For example, because of the uncertainty inherent in any intellectual property litigation, a court may determine that current or future third party patents contain one or more claims that are valid, enforceable and infringed by our cryoablation system.

There is also the risk that there may be issued patents or other intellectual property rights of which we are not aware in areas of technology related to our products. Should these intellectual property rights exist and should a third party successfully assert them against us, our business may be materially and adversely affected. Moreover, because patent applications can take many years to issue, there may be currently pending applications of which we are not yet aware and whose ultimate scope is as yet unknown which may later result in issued patents that if successfully asserted against us would materially and adversely affect our business.

Consequences of Infringement

Based on the litigious nature of the medical device industry and the fact that we may pose a competitive threat to some companies who own or control various patents, we believe that as we proceed to commercialization in the United States, there is a significant risk that one or more third parties will assert a patent infringement claim against the manufacture, use or sale of our cryoablation system. Such a lawsuit may have already been filed against us without our knowledge, or may be filed prior to the completion of this offering. Any lawsuit could seek to prevent us from commercializing our cryoablation system or enjoin us from selling it, may seek damages from us, and would likely be expensive for us to defend against. We cannot predict if or when any third party patent holder, including those mentioned above, will file suit for patent infringement. Investors should consider the possibility of a patent infringement suit a significant risk. If any such patent is successfully asserted against us, it would materially and adversely affect our business.

If any patents held by third parties are ultimately determined to contain one or more valid claims that we infringe, we may, among other things, be required to:

•	pay actual damages, plus increased damages up to triple the actual damages and the other party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and/or sale of products that infringe the patent rights of others through a court-imposed sanction called an injunction;

•	expend significant resources to redesign our technology so that it does not infringe others’ patent rights, or to develop or acquire non-infringing technology, which may not be possible;

•	discontinue manufacturing or other processes incorporating infringing technology; and/or

•	obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all.

In addition, litigation with any patent owner, even if the allegations are without merit, would likely be expensive, time-consuming and would likely divert management’s attention from our core business.

If we need to redesign our products to avoid third party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to any redesigned product and, ultimately, in obtaining approval. Further, any such redesigns may result in less effective and/or less commercially desirable products.

Additionally, any involvement by us in litigation in which we are accused of infringement may result in negative publicity about us or the our cryoablation system, injure our relations with any then-current or prospective customers and cause delays in commercialization or shipment of our cryoablation system.

Overview of Medical Device Regulation

Our products are medical devices subject to regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA and regulations promulgated thereunder. These laws and regulations govern, among other things, the following activities that we have performed or will perform:

•	product design and development;

•	product testing, including preclinical and clinical research;

•	premarket clearance or approval;

•	product manufacturing;

•	product packaging and labeling;

•	product handling and storage;

•	advertising and promotion;

•	product sales and distribution; and

•	documentation and record keeping.

Medical devices must receive either 510(k) clearance or PMA approval from the FDA prior to marketing in the United States. Devices deemed to pose relatively low risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification to the FDA requesting permission for commercial distribution; this is known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or a device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for submission of PMA applications, or a Preamendment Device, are placed in class III requiring PMA approval.

510(k) Clearance Pathway

To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k) cleared device or a Preamendment Device. The FDA’s 510(k) clearance pathway usually takes from four to 12 months, but it can last longer. We have obtained 510(k) clearance for an introducer sheath kit.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the FDA may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

Clinical Trials

Clinical testing is sometimes required to support a 510(k) premarket notification, and one or more clinical trials are almost always required to support a PMA application. All clinical studies of investigational devices must be conducted in compliance with the FDA’s requirements for such studies. If an investigational device could pose a significant risk to patients, the FDA must approve an Investigational Device Exemption, or IDE, application prior to initiation of a clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA typically grants IDE approval for a specified number of study centers and patients. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that clinical subjects are exposed to an unacceptable health risk.

Clinical trials utilizing investigational devices require approval from Institutional Review Boards, or IRBs, at the study centers where the device will be used. An IRB may suspend or terminate approval of a clinical trial if the IRBs requirements are not followed or if unexpected serious harm to subjects is associated with the trial. The FDA may decide not to consider, in support of an application for approval or clearance, any data that was collected in a trial without proper IRB approval and oversight.

During the study, the sponsor must comply with the FDA’s IDE requirements for investigator selection, study monitoring, reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. Prior to granting PMA approval, the FDA inspects the records relating to the conduct of the study and the clinical data supporting the PMA application for data integrity and compliance with IDE requirements.

Although the QSR does not fully apply to investigational devices, the requirements for controls on design and development do apply. The sponsor also must manufacture the investigational device in conformity with the quality controls described in the IDE application and any conditions of IDE approval that the FDA may impose with respect to manufacturing.

PMA Approval Pathway

A product not eligible for 510(k) clearance must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer.

A PMA application must include laboratory testing data, animal testing data, and clinical trial data. It also must include information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, prior to approval, the FDA inspects the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance procedures.

Upon submission, the FDA determines if the PMA application is sufficiently complete to permit a substantive review, and, if so, the application is accepted for filing. The FDA then commences an in-depth review of the PMA application. This process is often significantly extended by the FDA’s requests for clarification and/or additional information. During the review period, an FDA advisory committee, typically a panel of clinicians, likely will be convened to review the application and recommend to the FDA whether, or upon what conditions, the device should be approved. Although the FDA is not bound by the advisory panel decision, the panel’s recommendation is very important to the FDA’s overall decision making process.

If the FDA’s evaluation of a PMA application is favorable, the FDA typically issues an “approvable letter” requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information in order to secure final approval of the PMA application. Once the approvable letter requirements are satisfied, the FDA will approve the PMA. The approved indications may be more limited than those originally sought by the manufacturer. The FDA also may respond with a “not approvable” determination based on deficiencies in the application and require additional clinical trials.

An approved PMA may contain postapproval conditions that the FDA believes are necessary to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, advertising, promotion, sale and distribution. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval.

Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of similar information to that required for an original PMA, except that it may be limited to information needed to support the proposed change.

Our cryoablation system is a class III device requiring PMA approval. The FDA will require a separate PMA or PMA supplement approval for each indication for which we desire marketing approval. Specifically, the FDA is requiring separate PMA applications for the AFL and AF indications.

On December 21, 2004, the FDA accepted our proposed approach to proceed with the AFL PMA under the FDA’s modular real-time review program. This program allows separate modules, or sections, of the PMA to be submitted to the FDA in an agreed upon sequence and schedule, as opposed to the traditional process in which the PMA is filed as a single unit for review. To date, we have submitted three modules covering: (1) biocompatibility, principles of device operation and device description; (2) device design and design validation data; and (3) information describing the manufacturing and quality system. The fourth and final module will complete the submission of the PMA. It will provide, among other things, clinical data from the AFL pivotal trial and other relevant clinical studies, proposed labeling and physician training materials and a training plan. We agreed with the FDA to submit this module by June 30, 2005.

Postmarket

After a device is cleared or approved for marketing, numerous regulatory requirements apply. The FDCA requires that our products be manufactured in FDA-registered facilities subject to routine inspection. The manufacturer must be in compliance with QSR requirements, which impose certain procedural, substantive and record keeping requirements on manufacturing and quality control activities, and, for devices, product design and development. Additional requirements include, but are not limited to: labeling regulations, the FDA’s general prohibition against promoting products for unapproved or “off-label” uses, Medical Device Reporting requirements and Reports of Corrections and Removals, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from a published warning letter to more severe sanctions such as:

•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals already granted; and

•	criminal prosecution.

Employees

As of March 31, 2005, we had 59 full-time employees, all of whom are employed at-will. Of these employees, 10 were engaged in research and development, 16 in manufacturing, 22 in clinical, regulatory affairs and quality assurance and 11 in administration, finance, management, information systems, corporate development and human resources. Four of our employees have a Ph.D. degree and/or M.D. degree and are engaged in activities relating to research and development, manufacturing, clinical quality assurance and business development. None of our employees is subject to a collective bargaining agreement. We believe our relations with our employees are good.

We have entered into an agreement with TriNet Employer Group, Inc., a professional employer organization, under which TriNet provides payroll and employee benefit services and acts as a co-employer of our employees.

Scientific Advisors

We seek advice from a number of leading scientists and physicians on scientific, technical and medical matters. These advisors are leading scientists in the areas of electrophysiology and cardiology. Our scientific advisors are consulted regularly to assess, among other things:

•	our research and development programs;

•	our publication strategies;

•	new technologies relevant to our research and development programs; and

•	specific scientific and technical issues relevant to our business.

Our scientific advisors and their primary affiliations are listed below:

Name	Primary Affiliation

Professor A. John Camm	St. George’s Hospital and Medical School London, United Kingdom

Dr. Gregory K. Feld	University of California, San Diego San Diego, California

Dr. Andrew A. Gage	State University of New York at Buffalo Buffalo, New York

Professor Helmut U. Klein	Otto-von-Guericke Universitaet Magdeburg Magdeburg, Germany

Professor Chu-Pak Lau	University of Hong Kong - Queen Mary Hospital Hong Kong, China

Dr. Albert L. Waldo	University Hospitals Cleveland Cleveland, Ohio

Professor Hein J.J. Wellens	Academic Hospital Maastricht and ICIN Maastricht, The Netherlands

Facilities

We lease an approximately 18,500 square foot facility in San Diego, California for our headquarters and for our research and development activities. This lease expires in March 2007. We have also leased a small facility in Cologne, Germany, which is the headquarters of our wholly-owned subsidiary, CryoCor GmbH. This location supports sales and marketing efforts and maintains small levels of inventory. We believe that our current facilities will be sufficient to meet our needs for the foreseeable future.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. Other than the interference proceedings described below, we are not currently involved in any material legal proceedings.

On March 24, 2004 and July 9, 2004, we requested that the USPTO institute interference proceedings between two patents owned by CryoCath and two of our patent applications relating to pre-cooling technology. If the USPTO determines we are claiming rights to the same technology claimed by CryoCath, interference proceedings will commence to determine which company was the first to invent, and therefore has the rights to, the technology. The USPTO has yet to act on these requests. We believe we have an earlier date of invention, however, if we are not successful in these proceedings, we could fail to gain rights to certain patent claims.

Website

We maintain an Internet website at http://www.cryocor.com. The information in, or that can be accessed through, our website is not incorporated into and does not form a part of this prospectus.

MANAGEMENT

Executive Officers, Directors and Other Key Employees

The following table sets forth our current directors, executive officers and other key employees and their ages as of April 30, 2005:

Name	Age	Position(s)
Executive Officers and Directors
Gregory M. Ayers, M.D., Ph.D.	43	Chief Executive Officer and Director
Edward F. Brennan, Ph.D.	53	President and Chief Operating Officer
Gregory J. Tibbitts	38	Vice President, Finance and Chief Financial Officer
David J. Lentz, Ph.D.	61	Vice President, Research and Development and Chief Technical Officer
Russell W. Olson	51	Vice President, Regulatory, Quality and Clinical Affairs
Kurt C. Wheeler(2)(3)	52	Chairman of the Board of Directors
Robert Adelman, M.D.(2)(3)	42	Director
David Cooney(1)(2)	35	Director
Jerry C. Griffin, M.D.(1)(3)	60	Director
Arda M. Minocherhomjee, Ph.D.(1)(2)	51	Director
Other Key Employees
Kathleen K. Hannah	54	Vice President, Human Resources
Kenneth Lauren Ripley	60	Vice President, Clinical Research
Knut Michael Scharnberger	53	General Manager, CryoCor GmbH and Vice President, European Operations

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers and Directors

Gregory M. Ayers, M.D., Ph.D. has served as a member of our board of directors since August 2000 and as our Chief Executive Officer since July 2002. Dr. Ayers also served as our President from July 2002 to March 2005. From February 2000 to July 2002, Dr. Ayers was a venture partner with MPM Capital LLC, a venture capital firm that invests primarily in biotechnology and medical technology companies and which, together with its affiliates, is one of our principal stockholders. He also acted as our interim Chief Executive Officer during that time. Dr. Ayers also served as interim Chief Executive Officer of Hemosense, Inc., a company specializing in anticoagulant testing, from April 2001 to July 2002, and he is currently a member of its board of directors. From December 1998 to May 2004, Dr. Ayers was a consultant for numerous organizations and was Vice President, Clinical and Regulatory, of Corvascular, Inc., a surgical company, from January 1999 to May 2004. In April 1992, Dr. Ayers joined InControl, Inc., a medical device company that developed implantable atrial defibrillators, initially as a clinical scientist, and from September 1996 to December 1998, he served as its Vice President of Clinical Affairs. Dr. Ayers has also served on several university committees. He is a fellow of the American College of Cardiology and holds 18 U.S. patents in the area of defibrillation, cardiac arrhythmia management and cardiac temperature control. Dr. Ayers received a B.S. and Ph.D. in Biomedical Engineering from Purdue University and an M.D. from Indiana University.

Edward F. Brennan, Ph.D. has served as our Chief Operating Officer since January 2005 and our President since March 2005. From January 2001 to December 2003, Dr. Brennan was Managing

Director for Perennial Ventures, a venture fund focused on early-stage investing in technology companies. From January 2000 to December 2000, Dr. Brennan served as Vice President of Tredegar Investments, a venture capital investment company. Dr. Brennan was also Executive Vice President for CardioGenesis Corp., a medical device company, from June 1995 to December 1999, where he was responsible for domestic and international clinical programs, regulatory affairs, quality systems and scientific research activities. He is the Chairman of Hemosense, Inc. Dr. Brennan received a B.A. in Chemistry and Biology and a Ph.D. in Biology from the University of California, Santa Cruz.

Gregory J. Tibbitts has served as our Vice President, Finance and Chief Financial Officer since July 2004. From April 2000 to June 2004, he held various positions, including Chief Financial Officer, with Elitra Pharmaceuticals Inc., a biotechnology company. From December 1996 to March 2000, Mr. Tibbitts served as a senior manager for Ernst & Young LLP, specializing in the biotechnology, medical device and other high technology industries. Mr. Tibbitts received a B.A. in Business Administration from the University of San Diego and an M.B.A. from San Diego State University. He is a Certified Public Accountant in the State of California.

David J. Lentz, Ph.D. has served as our Vice President, Research and Development since February 2002 and Chief Technical Officer since July 2003. From June 1999 to February 2002, he served as a technology and business consultant for medical device and venture capital firms serving the cardiovascular device industry. Dr. Lentz was Vice President and General Manager of the Coronary Interventional Vascular Business for Medtronic, Inc., a medical technology company, from November 1996 to June 1999. From November 1991 to November 1996, he was Vice President of Technologies for Meadox Medicals, Inc., a developer, manufacturer and marketer of vascular graft implants and therapeutic peripheral angioplasty catheters. While at Meadox Medicals, Inc., Dr. Lentz was responsible for research and development, engineering, manufacturing, business development, and the original equipment manufacturer business unit. From 1981 to 1991, Dr. Lentz served in several executive research, development, and technology positions for Warner-Lambert Company, a diversified medical products, consumer products, and pharmaceutical products company. He is the author of numerous journal articles and holds over 50 issued patents. Dr. Lentz received a B.S. in Chemistry from the State University of New York, an M.S. in Organic Chemistry from Rochester Institute of Technology and a Ph.D. in Physical Chemistry from the University of Utah.

Russell W. Olson has served as our Vice President, Regulatory, Quality and Clinical Affairs since February 2005. From September 2000 to February 2005, he served as our Vice President, Regulatory and Quality. From March 2000 to September 2000, Mr. Olson served as a Principal for the Regulatory and Clinical Research Institute, Inc., a consulting company, where he advised medical device companies on projects related to regulatory affairs, quality assurance and FDA matters. From March 1998 to March 2000, Mr. Olson served as Director of Regulatory Affairs for Acorn Cardiovascular, Inc., a medical device company, where he was responsible for all regulatory aspects of a Class III passive implantable cardiac support device. Prior to that, Mr. Olson was Director of Regulatory Affairs for InControl, Inc. He received a B.S. in Microbiology and Public Health from the University of Wisconsin.

Kurt C. Wheeler has been a member of our board of directors since September 2000 and has served as Chairman of our board of directors in a non-executive capacity since May 2004. Since January 2000, he has served as a General Partner for MPM Capital LLC, which, together with its affiliates, is one of our principal stockholders. Prior to joining MPM Capital LLC, Mr. Wheeler was Chairman and Chief Executive Officer of InControl, Inc. from 1992 to 1998. Mr. Wheeler also serves on the board of directors of several privately-held biotechnology and medical device companies. He received a B.A. from Brigham Young University and an M.B.A. from Northwestern University, where he currently serves on the Kellogg Alumni Advisory Board.

Robert Adelman, M.D. has been a member of our board of directors since June 2003. Since March 2002, Dr. Adelman has served as a principal for OrbiMed Advisors, LLC, an asset management fund that specializes in private equity investments and structured transactions of small-capitalization public equity companies which, together with its affiliates, is one of our principal stockholders. From November 2000 to August 2001, Dr. Adelman was Vice President of Business Development for NeoGenesis Pharmaceuticals, Inc., a pharmaceutical discovery company. In October 1999, Dr. Adelman founded Veritas Medicine, a healthcare clinical trials matching company, where he served as Chief Operating Officer until October 2000. He also co-founded Operon Technologies, Inc. a commercial producer of synthetic DNA. Dr. Adelman received a B.A. in Biochemistry from the University of California, Berkeley and an M.D. from Yale University School of Medicine. He trained as an orthopedic surgeon at the Hospital for Special Surgery at Cornell University.

David Cooney has been a member of our board of directors since January 2002. Since February 1997, Mr. Cooney has served as Principal for Beecken Petty O’Keefe & Company, a private investment management firm focused exclusively on the healthcare industry which, together with Healthcare Equity QP Partners, L.P. and its affiliates, is one of our principal stockholders. From October 1995 to February 1997, Mr. Cooney worked in the Corporate Finance Department at Smith Barney in New York, specializing in public offerings and mergers and acquisitions for healthcare companies. Mr. Cooney serves on the boards of directors of a number of privately-held healthcare technology companies. He received a B.S. in History from the University of Illinois and an M.A. in International Finance from Georgetown University.

Jerry C. Griffin, M.D. has been a member of our board of directors since March 2001. Since September 1999, Dr. Griffin has served as President, Chief Executive Officer and a Director of POINT Biomedical Corporation, a developer of pharmaceutical products for use with ultrasound imaging. From September 1992 to November 1998, Dr. Griffin was employed by InControl, Inc., where he served most recently as Executive Vice President and was responsible for worldwide regulatory affairs and clinical development activities. From July 1977 to August 1992, Dr. Griffin was a faculty member in the Department of Medicine, Division of Cardiology at several teaching institutions, including Professor of Medicine at the University of California at San Francisco, Assistant Professor at Baylor College of Medicine and Clinical Assistant Professor of Medicine at Stanford University. He also serves on the board of directors of several privately-held medical device and biotechnology companies. Dr. Griffin received a B.S. from the University of Southern Mississippi, an M.D. from the University of Mississippi, and was a Fellow in Cardiology from Stanford University.

Arda M. Minocherhomjee, Ph.D. has been a member of our board of directors since June 2003. Since September 2004, Dr. Minocherhomjee has served as a partner of Chicago Growth Partners, LLC, a private equity firm. From February 1992 to July 2004, he served in various capacities for William Blair & Company, L.L.C., which, together with its affiliates, is one of our principal stockholders, including, most recently, as a Principal. He continues to serve as a managing director for certain funds affiliated with William Blair & Company, L.L.C. Dr. Minocherhomjee is also on the board of directors of Favrille, Inc. and Inhibitex, Inc., publicly-held biopharmaceutical companies, and NuVasive, Inc., a publicly-held medical device company, as well as several privately-held pharmaceutical and medical device companies. Dr. Minocherhomjee received a B.S. in biochemistry from the University of Bombay, a master’s degree in Pharmacology from the University of Toronto, a Ph.D. and an M.B.A. from the University of British Columbia. He was a post-doctoral fellow in Pharmacology at the University of Washington Medical School.

Other Key Employees

Kathleen K. Hannah has served as our Vice President, Human Resources since June 2004. She is responsible for all of our human resources activities. From September 1998 to September 2003, Ms. Hannah served as Vice President of Human Resources and Facilities for SonoSite, Inc., an ultrasound developer and manufacturing company, where she managed all human resources and facilities activities and supported growth from 35 to 345 staff worldwide. From September 1991 to September 1998, Ms. Hannah served as Director of Human Resources and Facilities for InControl,

Inc., a medical device company that develops implantable atrial defibrillators, where she managed all human resources, administrative, and facilities activities while the company grew from 16 to 285 employees. Ms. Hannah attended the University of Nebraska. Ms. Hannah holds the SPHR certification.

Kenneth Lauren Ripley has been our Vice President, Clinical Research since September 2000. From January 1999 to March 2000, Mr. Ripley served as Senior Manager Field Clinical Operations for Corvascular, Inc. Mr. Ripley held several positions, and was most recently Director U.S. Clinical Operations for InControl, Inc. From 1991 to 1993, he served as Senior Field Clinical Engineer for Intermedics, Inc., an implantable medical device company. Mr. Ripley holds a U.S. patent and has over 50 publications in scientific and engineering literature. He also founded the American Heart Association Arrhythmia Database. Mr. Ripley received a B.A. in Psychology from North Carolina State University and an M.S. in Electrical Engineering from Sever Institute of Technology at Washington University.

Knut Michael Scharnberger has served as our Vice President, European Operations and as General Manager of CryoCor GmbH, our European subsidiary based in Germany, since September 2000. Mr. Scharnberger co-founded Corvascular GmbH, a subsidiary of Corvascular, Inc., in April 1999, and served as General Manager for its European Operations from April 1999 to July 2000. He was also General Manager for InControl GmbH, which was acquired by Guidant Corporation, from July 1997 to March 1999. From March 1994 to June 1997, Mr. Scharnberger served as General Manager for Vitatron GmbH, a medical device company. Prior to that, he worked in Hewlett Packard’s Medical Products Group. Mr. Scharnberger received an advanced degree in Physics and Economics from the University of Wuerzburg, Germany.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of six members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Written board materials are distributed in advance of meetings as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis and as required.

Our board of directors has determined that five of our six directors, Drs. Adelman, Griffin and Minocherhomjee and Messrs. Cooney and Wheeler, are independent directors, as defined by Rule 4200(a)(15) of the National Association of Securities Dealers.

Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Mr. Wheeler and Dr. Minocherhomjee, and whose term will expire at our annual meeting of stockholders to be held in 2006;

•	Class II, which will consist of Mr. Cooney and Dr. Adelman, and whose term will expire at our annual meeting of stockholders to be held in 2007; and

•	Class III, which will consist of Drs. Ayers and Griffin, and whose term will expire at our annual meeting of stockholders to be held in 2008.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until our third annual meeting of stockholders following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Committees

Our board of directors has an audit committee, compensation committee and nominating and corporate governance committee. Our board of directors is responsible for appointing directors to these committees.

Audit Committee

Our audit committee is comprised of Dr. Griffin, Dr. Minocherhomjee and Mr. Cooney. The functions of this committee include, among others:

•	evaluating our independent auditor’s qualifications, independence and performance;

•	determining the engagement of our independent auditors;

•	approving the retention of our independent auditors to perform any proposed audit and permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	reviewing our financial statements;

•	reviewing our critical accounting policies and estimates;

•	discussing with our management and our independent auditors the results of the annual audit and the review of our quarterly financial statements; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

Our board of directors has determined that all members of our audit committee meet the applicable tests for independence and the requirements for financial literacy under applicable rules and regulations of the SEC and Nasdaq. In particular, our board has determined that although Dr. Minocherhomjee falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Exchange Act, he nevertheless meets the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors based this determination on relevant facts and circumstances, including the provisions in our constitutive documents that govern board and stockholder approval of matters, the relative ownership of our common stock of Dr. Minocherhomjee and funds with which he is associated compared to that of our other stockholders, and the overall composition of our board of directors. Our board of directors also has determined that Mr. Cooney is an audit committee financial expert. Both our independent auditors and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee is comprised of Dr. Adelman, Mr. Cooney, Dr. Minocherhomjee and Mr. Wheeler. The functions of this committee include, among others:

•	determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	evaluating and recommending the type and amount of compensation to be paid or awarded to our board members;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Dr. Adelman, Dr. Griffin and Mr. Wheeler. The functions of this committee include, among others:

•	interviewing, evaluating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	considering and assessing the independence of members of our board of directors;

•	developing and reviewing a set of corporate governance policies and principles, including a code of ethics, and recommending changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	evaluating, at least annually, the performance of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serves, or served during 2004, as a member of the board of directors or compensation committee of any other entity that had one or more executive officers who served on our board of directors or compensation committee. See “Certain Relationships and Related Party Transactions” for a description of transactions between us and certain holders of our capital stock affiliated with members of our compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our executive officers.

Director Compensation and Reimbursement

In February 2001, we entered into a director agreement with Dr. Griffin under which he joined our board of directors. Pursuant to the agreement, we granted Dr. Griffin options to purchase 483 shares our common stock under the 2000 Stock Option Plan, or 2000 plan, and agreed to indemnify Dr. Griffin in connection with his service on our board. The agreement expired in February 2005.

We have not provided cash compensation to directors for their services as directors or members of committees of the board of directors. However, following the completion of this offering, we intend to provide cash compensation to each non-employee director in the form of an annual retainer of $15,000 plus a fee of $2,000 for attendance at each board meeting and $1,000 for attendance at each committee meeting. We have reimbursed and will continue to reimburse our non-

employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Through April 30, 2005, we granted to our current non-employee directors options to purchase an aggregate of 18,347 shares of common stock under our 2000 plan. Effective upon the effective date of this offering, we will adopt our 2005 Non-Employee Directors’ Stock Option Plan, or directors’ plan, to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors. Under this plan, new directors will be entitled to an initial option grant to purchase 20,161 shares of common stock upon their election to our board, and each director will be entitled to receive an annual option grant to purchase 6,451 shares of our common stock. In addition, following the effective date of this offering, all of our directors will be eligible to participate in our 2005 Equity Incentive Plan, or 2005 plan, and all of our employee directors will be eligible to participate in our 2005 Employee Stock Purchase Plan, or purchase plan. For a more detailed description of these plans, see “ — Employee Benefit Plans.”

Executive Compensation

The following table provides information for the fiscal year ended December 31, 2004 regarding compensation awarded or paid to, or earned by, our chief executive officer and each of our other most highly compensated executive officers whose combined salary and bonus for 2004 exceeded $100,000. We refer to the individuals listed in the table below as our “named executive officers” elsewhere in this prospectus.

Summary Compensation Table(1)

	Annual Compensation			Long-Term Compensation
Name and Principal Position(s)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/ SARs (#)	All Other Compensation ($)
Gregory M. Ayers, M.D., Ph.D. Chief Executive Officer	450,000	65,333	21,143(2)	284,329	1,392(3)

Gregory J. Tibbitts Vice President, Finance and Chief Financial Officer	89,154(4)	26,750	4,800(5)	84,404	351(3)

David J. Lentz, Ph.D. Vice President, Research and Development and Chief Technical Officer	200,000	52,500	1,000(6)	82,929	740(3)

Russell W. Olson Vice President, Regulatory and Quality	168,480	31,260	1,000(6)	53,311	626(3)

(1)	In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of any named executive officer’s salary and bonus disclosed in this table.

(2)	Represents benefit supplements to offset deductions for medical, dental and vision insurance, payments relating to the lease of a vehicle and the related insurance premiums.

(3)	Represents long term disability premiums paid by the company.

(4)	Mr. Tibbitts became an employee of ours on July 1, 2004. This amount represents his salary for the period from July 1, 2004 through December 31, 2004.

(5)	Represents benefit supplements to offset deductions for medical, dental and vision insurance.

(6)	Amounts paid as a no-coverage allowance as provided to all employees who waive health plan coverage and have other group health plan coverage in place.

Stock Option Grants in 2004

On August 24, 2000, our board of directors adopted our 2000 plan. All options granted prior to the closing of this offering are and will continue to be governed by the terms of the 2000 plan. For the fiscal year ended December 31, 2004, we granted options to purchase a total of 931,886 shares of our common stock, with a weighted average exercise price of $0.62 per share, to our employees, including grants to our named executive officers. Under the terms of our 2005 plan, any options to purchase shares of our common stock granted under our 2000 plan that expire or are otherwise terminated in accordance with the terms of the 2000 plan shall be added to the option pool for our 2005 plan and become available for future grant under the 2005 plan. Options granted under our 2000 plan expire ten years from the date of grant. See “ — Employee Benefit Plans — 2000 Stock Option Plan.”

The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock as determined by our board of directors on the date of the grant. The exercise price is payable in cash, by promissory note, in shares of our common stock previously owned by the optionee, pursuant to the net exercise of the option or in such other consideration approved by our board of directors. In determining the fair market value of our stock granted on the grant date, our board of directors considered many factors, including:

•	the rate of progress and cost of our clinical trials and other research and development activities;

•	the terms of our collaborative, licensing and other arrangements;

•	the fact that our options involve illiquid securities in a non-public company;

•	the prices of preferred stock issued by us to outside investors in arm’s-length transactions;

•	the senior rights, preferences and privileges of our preferred stock over our common stock; and

•	the likelihood that our common stock would become liquid through an initial public offering, an acquisition of us or another strategic event.

The following table provides information concerning the grant of options to purchase shares of our common stock under our 2000 plan to our named executive officers in 2004. No stock appreciation rights covering our common stock were granted to our named executive officers in 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(2)
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in the Year Ended December 31, 2004(1)	Exercise or Base Price ($/Sh)	Expiration Date
					5%	10%
Gregory M. Ayers, M.D., Ph.D.	284,329	30.5	0.62	7/21/14	5,293,000	8,045,000
Gregory J. Tibbitts	84,404	9.1	0.62	7/21/14	1,571,000	2,388,000
David J. Lentz, Ph.D.	82,929	8.9	0.62	7/21/14	1,544,000	2,347,000
Russell W. Olson	53,311	5.7	0.62	7/21/14	992,000	1,508,000

(1)	Based on 931,886 options granted during the fiscal year ended December 31, 2004 under our 2000 plan, including grants to our executive officers.

(2)	Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed public offering price of $12.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

No options granted under our 2000 plan were exercised by our named executive officers during 2004. The following table provides information concerning unexercised options held as of December 31, 2004, by each of our named executive officers.

The value realized and the value of unexercised in-the-money options at December 31, 2004 are based on an assumed initial public offering price of $12.00 per share, less the per share exercise price, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction. All options in the table permit early exercise of unvested shares, and all unvested shares are subject to repurchase by us.

	Shares Acquired on Exercise (#)	Value Realized (#)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)			Value of Unexercised In-the-Money Options at Fiscal Year-End ($)
Name			Exercisable		Unexercisable	Exercisable	Unexercisable
Gregory M. Ayers, M.D., Ph.D.	—	—	352,297	(1)	—	4,009,139	—

Gregory J. Tibbitts	—	—	84,404	(2)	—	960,518	—

David J. Lentz, Ph.D.	—	—	102,752	(3)	—	1,169,318	—

Russell W. Olson	—	—	66,054		—	751,695	—

(1)	In February 2005, Dr. Ayers exercised 40,322 of these options.

(2)	In February 2005, Mr. Tibbitts exercised 40,322 of these options.

(3)	In March 2005, Dr. Lentz exercised 40,321 of these options.

Employee Benefit Plans

2000 Stock Option Plan

In August 2000, our board of directors adopted our 2000 plan. Our stockholders most recently approved an amendment of the plan in May 2003. The 2000 plan provides for the grant of the following:

•	incentive stock options, or ISOs, as defined under the Internal Revenue Code of 1986, as amended, or the Code, which may be granted solely to our employees, including officers; and

•	nonstatutory stock options, or NSOs, which may be granted to our directors, consultants or employees, including officers.

Share Reserve

As of April 30, 2005, an aggregate of 1,247,126 shares of our common stock were reserved for issuance under the 2000 plan. Shares issued under the 2000 plan may be previously unissued shares or reacquired shares bought on the market or otherwise. As of April 30, 2005, options to purchase 1,105,136 shares of our common stock issued under the 2000 plan were outstanding, of which 927,950 were incentive stock options and 211,889 were vested.

Administration

Our board of directors administers the 2000 plan. Subject to the terms of the 2000 plan, our board of directors determines the stock option recipients and grant dates, the number of stock options to be granted under the 2000 plan, the designation of such stock options as ISOs or NSOs and the terms and conditions of the stock options, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors also determines the exercise price and manner of payment for stock options granted under the 2000 plan.

Stock Options

Stock options are granted under the 2000 plan pursuant to a stock option agreement. Generally, the exercise price for an ISO cannot be less than 100% of the fair market value of the common stock subject to the option on the date of grant, and the exercise price for an NSO cannot be less than 85% of the fair market value of the common stock subject to the option on the date of grant. Options granted under the 2000 plan vest at the rate specified in the stock option agreement. The 2000 plan also allows for the early exercise of unvested options, as set forth in an applicable stock option agreement. All remaining unvested shares of our common stock acquired through early exercised options are subject to repurchase by us. Options granted under the 2000 plan other than to our officers, directors and consultants vest at a rate of at least 20% per year.

In general, the term of stock options granted under the 2000 plan may not exceed ten years. If an optionee’s service relationship with us, or any affiliate of ours, terminates due to disability or death, the optionee, or his or her beneficiary, generally may exercise any vested options after the date the service relationship ends for up to 12 months unless otherwise determined by our board of directors. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options for up to three months after the termination of service unless otherwise determined by our board of directors. Under certain circumstances following a change in our control, an optionee may exercise vested options for up to six months following termination of service with our successor within 12 months of the change in control.

Acceptable forms of consideration for the exercise of options granted under the 2000 plan will be determined by our board of directors and may include cash or common stock previously owned by the optionee, or payment through a deferred payment arrangement, a broker assisted exercise or other legal consideration or arrangements approved by our board of directors.

Generally, options granted under the 2000 plan may not be transferred other than by will or the laws of descent and distribution. However, the optionee’s legal representative or heir may designate a beneficiary who may exercise the options granted under the 2000 plan following the optionee’s death.

Tax Limitations on Stock Option Grants

The aggregate fair market value, determined at the time of grant, of shares of our common stock subject to ISOs that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. No ISO may be granted to a 10% stockholder unless the following conditions are satisfied:

•	the option exercise price is at least 110% of the fair market value of the stock subject to the option on the grant date; and

•	the term of the option must not exceed five years from the grant date.

Corporate Transactions

In the event of a change in our control, 50% of the unvested shares subject to outstanding options will become fully vested. An entity surviving a change in our control may assume, continue or substitute for options outstanding under the 2000 plan. Any options that are not assumed, continued or substituted for by a surviving entity will terminate upon the change in control. Options that are assumed, continued or substituted for by a surviving entity following a change in our control may be accelerated in full and remain exercisable for a six-month period in the event that within 12 months of the change in control the optionee’s service with the surviving entity is terminated without cause or the optionee terminates his or her service with good reason.

2005 Equity Incentive Plan

We adopted our 2005 plan in March 2005, to become effective upon the effective date of this offering. Our stockholders approved the 2005 plan in 2005. The plan will terminate in March 2015, unless our board of directors terminates it earlier. The 2005 plan provides for grant of the following:

•	ISOs, which may be granted solely to our employees, including officers; and

•	NSOs, stock purchase awards, stock bonus awards, stock unit awards, stock appreciation rights and other stock awards, which may be granted to our directors, consultants or employees, including officers.

Share Reserve

An aggregate of 193,548 shares of our common stock are authorized for issuance under our 2005 plan. This amount shall be increased to include shares of common stock subject to options outstanding under the 2000 plan as of the completion of this offering, as well as shares of our common stock issued under the 2000 plan that are subject to repurchase by us under the terms of the 2000 plan. In addition, this amount will be automatically increased annually on the first day of our fiscal year, from 2006 until 2015, by the lesser of (a) 3% of the aggregate number of shares of common stock outstanding on December 31 of the preceding fiscal year or (b) 806,451 shares of common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock under the 2005 plan will be increased.

Shares subject to options and other stock awards that have expired or otherwise terminate under the 2005 plan without having been exercised in full again become available for grant under the plan. Shares issued under the 2005 plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a net exercise, then the number of shares that are not delivered to the participants shall again become available for grant under the 2005 plan. If the exercise of any stock award is satisfied by tendering shares of common stock held by the participant, then the number of shares tendered shall again become available for grant under the 2005 plan. The maximum number of shares that may be issued under the 2005 plan subject to ISOs is 387,096 shares.

Administration

The 2005 plan will be administered by our board of directors, which may in turn delegate authority to administer the plan to a committee. Subject to the terms of the 2005 plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or its authorized committee also determines the exercise price of options granted under the 2005 plan and may reprice those options, including by reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that is treated as a repricing under generally accepted accounting principles. Subject to the terms of the 2005 plan, our board of directors may delegate to one or more of our officers the authority to grant stock awards to our other officers and employees. Such officer would be able to grant only the total number of stock awards specified by our board of directors and such officer would not be allowed to grant a stock award to himself or herself.

Stock Options

Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an ISO or an NSO cannot be less than 100% of the fair market value of the common stock on the date of grant. Options granted under the 2005 plan vest at the rate specified in the option agreement. A stock option agreement may provide for early exercise, prior to vesting. Unvested shares issued in connection with an early exercise may be repurchased by us.

In general, the term of stock options granted under the 2005 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide for earlier or later termination, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up for to 12 months, or 18 months in the event of death, after the date the service relationship ends, unless the terms of the stock option agreement provide for earlier termination. If an optionee’s service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionee may exercise any vested options for up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide for a longer period to exercise the option. If an optionee’s relationship with us, or any affiliate of ours, ceases with cause, the option will terminate at the time the optionee’s relationship with us ceases. In no event may an option be exercised after its expiration date.

Acceptable forms of consideration for the purchase of common stock issued under the 2005 plan will be determined by our board of directors and may include cash, common stock previously owned by the optionee, deferred payment arrangement or payment through a broker assisted exercise or, after we have adopted certain accounting standards, a net exercise feature, or other legal consideration approved by our board of directors.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution or a domestic relations order. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Limitations

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any affiliate unless the following conditions are satisfied:

•	the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	the term of any ISO award must not exceed five years from the date of grant.

In addition, no employee may be granted options or stock appreciation rights under the 2005 plan covering more than 193,548 shares of common stock in any calendar year, subject to an exception for new hires who may be granted an additional 96,774 shares during the calendar year of initial employment.

Stock Purchase Awards

Stock purchase awards are granted pursuant to stock purchase award agreements. A stock purchase award may require the payment of at least the par value of the stock. The purchase price for a stock purchase award may be payable in cash or any other form of legal consideration approved by our board of directors. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by our board of directors. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as are set forth in the stock purchase award agreement.

Stock Bonus Awards

Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past or future services performed for us or an affiliate of ours. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by our board of directors. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as are set forth in the stock bonus award agreement.

Stock Unit Awards

Stock unit awards are granted pursuant to stock unit award agreements. A stock unit award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash or by delivery of shares of common stock, a combination of cash and stock as deemed appropriate by our board of directors, or in any other form of consideration determined by our board of directors and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a stock unit award. Except as otherwise provided in the applicable stock unit award agreement, stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Stock Appreciation Rights

Stock appreciation rights are granted through a stock appreciation rights agreement. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right is determined by our board of directors or its authorized committee at the time of grant. Our board of directors or its authorized committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. If a stock appreciation right recipient’s relationship with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide that the right may be exercised for a longer or shorter period.

Other Stock Awards

Other forms of stock awards valued in whole or in part with reference to our common stock may be granted either alone or in addition to other stock awards under the 2005 plan. Our board of directors has sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the 2005 plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.

Corporate Transactions

Unless otherwise provided in the stock award agreement, in the event of certain corporate transactions, all outstanding stock awards under the 2005 plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of such stock awards generally will be accelerated in full and such stock awards will be terminated if and to the extent not exercised at or prior to the effective time of the corporate transaction and our repurchase rights will generally lapse. In the event options outstanding under the 2005 plan are assumed, continued or substituted for by a surviving entity, 50%

of the unvested shares subject to those options will become fully vested as of the change of control. The remaining portion of those options may be accelerated in full in the event that within 12 months of the change in control, the optionee’s service with the surviving entity is terminated without cause or the optionee terminates his or her service with good reason.

Plan Amendments

Our board of directors has authority to amend or terminate the 2005 plan. However, no amendment or termination of the plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the 2005 plan as required by applicable law.

2005 Non-Employee Directors’ Stock Option Plan

We adopted our directors’ plan in March 2005, to become effective upon the effective date of this offering. Our stockholders approved the plan in                      2005. The directors’ plan will terminate at the discretion of our board of directors. The directors’ plan provides for the automatic grant of NSOs to purchase shares of common stock to our non-employee directors.

Share Reserve

An aggregate of 106,451 shares of our common stock are reserved for issuance under the directors’ plan. This amount will be increased annually on the first day of our fiscal year, from 2006 until 2015, by the aggregate number of shares subject to options granted under the directors’ plan during the immediately preceding fiscal year. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased.

Shares subject to stock options that have expired or otherwise terminated under the directors’ plan without having been exercised in full again become available for grant under the directors’ plan. Shares issued under the directors’ plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If the exercise of any stock award is satisfied by tendering shares of common stock held by the participant, then the number of shares tendered shall again become available for grant under the directors’ plan.

Administration

The directors’ plan will be administered by our board of directors, which may in turn delegate authority to administer the plan to a committee.

Stock Options

Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the directors’ plan will be equal to 100% of the fair market value of the common stock on the date of grant.

In general, the term of stock options granted under the directors’ plan may not exceed ten years. Unless the terms of our form of stock option agreement for the directors’ plan provide for an alternate termination date, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date the service relationship ends. If an optionee’s service relationship with us or any affiliate of ours terminates in connection with a change in our control, all of the optionee’s options granted under the plan will immediately vest and the optionee may exercise those options for up to 12 months. If an optionee’s service relationship with us or any affiliate of ours ceases for any reason other than disability or death or in connection with a change in our control, the optionee may exercise any vested options up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide otherwise.

Acceptable forms of consideration for the purchase of common stock issued under the directors’ plan may include cash, common stock previously owned by the optionee, payment pursuant to a broker assisted feature or, after we have adopted certain accounting standards, a net exercise feature, or any other form of legal consideration approved by our board of directors.

Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionee may transfer an option under certain circumstances with our written consent if a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. In addition, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Automatic Grants

Pursuant to the terms of the directors’ plan, any person who first becomes a non-employee director after the completion of this offering automatically will be granted an option to purchase 20,161 shares of common stock upon his or her election. These options will vest monthly over three years.

In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders automatically will be granted, on the annual meeting date, beginning with our 2006 annual meeting, an option to purchase 6,451 shares of common stock. However, the size of an annual grant made to a non-employee director who has served for less than 12 months at the time of the annual meeting will be reduced by 25% for each full quarter prior to the date of grant during which he or she did not serve as a non-employee director. These options will vest monthly over one year.

Changes to Capital Structure

In the event there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the directors’ plan and the number of shares and exercise price of all outstanding stock options will be appropriately adjusted.

Corporate Transactions

In the event of certain corporate transactions, all outstanding options under the directors’ plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such options, the vesting of such options held by non-employee directors whose service has not terminated prior to the corporate transaction generally will be accelerated in full and all options outstanding under the directors’ plan will be terminated if not exercised before the effective time of the corporate transaction.

Plan Amendments

Our board of directors has authority to amend or terminate the directors’ plan. However, no amendment or termination of the directors’ plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the directors’ plan as required by applicable law.

2005 Employee Stock Purchase Plan

We adopted our purchase plan in March 2005, to become effective upon the effective date of this offering. Our stockholders approved the purchase plan in                      2005. The purchase plan will terminate at the time that all of the shares of our common stock reserved for issuance under the purchase plan have been issued, unless our board of directors terminates it earlier. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

Share Reserve

An aggregate of 161,290 shares of our common stock are reserved for issuance under the purchase plan. This amount will be increased annually on the first day of our fiscal year, from 2006 until 2015, by the lesser of (a) 1.0% of our common stock outstanding on December 31 of the preceding fiscal year or (b) 322,580 shares of common stock. However, our board of directors has the authority to designate a lesser number of shares by which the authorized number of shares of common stock will be increased.

Administration

The purchase plan will be administered by our board of directors, who may in turn delegate authority to administer the purchase plan to a committee.

Offering

The purchase plan is implemented by offerings of rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of up to 27 months, and may specify shorter purchase periods within each offering. We expect that the first offering will begin on the closing date of this offering and be approximately 24 months in duration with purchases occurring approximately every six months.

Unless otherwise determined by our board of directors or its authorized committee, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of 85% of the fair market value of a share of our common stock (1) on the date of commencement of an offering or (2) on the date of purchase. However, in the event the fair market value of a share of our common stock on the date of purchase is lower than the fair market value of a share of our common stock on the date of commencement of an offering, the offering period automatically restarts on the date of such purchase. The price at which we sell shares in this offering will be used as the fair market value of a share of our common stock on the date of commencement of the initial offering under the purchase plan.

Generally, all regular employees, including executive officers, who work more than 20 hours per week and are customarily employed by us for more than five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of common stock under the purchase plan provided they are employed with us throughout the 14 business-day period immediately preceding the commencement of an offering.

Limitations

Eligible employees may be granted purchase rights only if the rights, together with any other rights held under our equity incentive plans and the purchase plan, do not permit the employee’s rights to purchase our stock to accrue at a rate that exceeds $25,000 of the fair market value of the stock for each calendar year in which such rights are outstanding. In addition, no employee will be eligible for the grant of any rights under the purchase plan if immediately after such rights are granted, such employee would have voting power over five percent or more of our outstanding capital stock. In the initial offering under the purchase plan, eligible employees may not purchase more than 483 shares per each purchase date.

Corporate Transactions

In the event of certain corporate transactions, all outstanding purchase rights under the purchase plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such purchase rights, then each participant’s total contributions will be used to purchase shares of common stock under the purchase plan prior to the corporate transaction.

Plan Amendments

Our board of directors has the authority to amend or terminate the purchase plan. If the board determines that the amendment or termination of an offering is in our best interests and the best interests of our stockholders, then the board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend the purchase plan and the ongoing offering to reduce or eliminate a detrimental accounting treatment or terminate any offering and refund any money contributed back to the participants. We will obtain stockholder approval of any amendment to the purchase plan as required by applicable law.

Variable Pay Plan

In November 2004, our board of directors adopted a variable pay plan for members of our senior management. Under the plan, these individuals are entitled to earn cash bonus compensation based upon the achievement of certain specified goals relating to our performance and to each individual’s performance through June 2005. The corporate goals established by our board of directors under the variable pay plan relate to regulatory milestones, clinical trial milestones, organizational effectiveness and our financial performance. We made approximately $115,000 in bonus payments under the variable pay plan to members of our senior management for milestones achieved by December 31, 2004 and we may be obligated to pay up to an additional approximately $240,000 in cash bonus payments under the plan if we achieve additional milestones by July 31, 2005.

401(k) Plan

We maintain a defined contribution employee retirement plan for our employees. Employees who are 21 years and older are eligible to participate in the 401(k) plan beginning on the first payroll date following their date of hire. Participants may contribute any amount of their pre-tax compensation up to a statutorily prescribed annual limit, which is $14,000 for calendar year 2005. Participants who are at least 50 years old can also make “catch-up” contributions, which in calendar year 2005 may be up to an additional $4,000 above the statutory limit. Under the 401(k) plan, employees are fully vested in their deferred salary contributions. The plan permits us to make discretionary contributions and matching contributions subject to established limits and a vesting schedule. We do not currently match employee contributions. The plan is intended to qualify under Section 401(a) of the Code so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan.

Employment Agreements

Employment Agreement with Dr. Ayers

In September 2000, we entered into an employment agreement with Dr. Ayers, our Chief Executive Officer, which was most recently amended in June 2004. The agreement expires on July 1, 2005, but is renewable automatically for successive one-year periods unless terminated by the parties.

The employment agreement sets forth Dr. Ayers’ initial base salary of $450,000 per year, which is subject to adjustment by our board of directors upon annual review. The agreement entitles Dr. Ayers to receive medical benefits, as well as fringe benefits provided to our other senior executives and participation in our incentive bonus program. In addition, Dr. Ayers is entitled to receive up to $700 per month to lease a vehicle and we pay for the related insurance for use in connection with his employment with us. We have also agreed to maintain a term life insurance policy for Dr. Ayers in an amount of at least $450,000.

Pursuant to the agreement, Dr. Ayers received an annual bonus of $68,980 and $65,333 for 2003 and 2004, respectively, and a $61,833 bonus immediately prior to the filing of the registration statement of which this prospectus forms a part. He also received a $225,000 relocation allowance in 2002. In addition, we loaned Dr. Ayers $175,000 in 2002 in connection with his relocation to San Diego, California, following repayment of the previously existing loan made by us to Dr. Ayers. The loan accrued interest at an annual rate of 6% and was secured by a deed of trust on Dr. Ayers’ personal residence. Dr. Ayers repaid the loan principal and interest accrued thereon in full in March 2005.

The employment agreement provides that in the event of a change in our control in which two of Dr. Ayers’ options to purchase an aggregate of 67,968 shares of common stock are continued or substituted for by the surviving entity, 50% of the unvested shares subject to these options shall vest upon the change in control. In the event these options are not continued or substituted for in connection with a change in control, the options shall vest in full upon the change in control.

The employment agreement provides that we may terminate Dr. Ayers’ employment at any time with or without cause upon 30 days written notice. Similarly, Dr. Ayers may terminate his employment for any reason upon 30 days written notice to us. If we terminate his employment other than for cause, or if he terminates his employment with us for good reason, he is entitled to receive the greater of one year’s salary at the time of termination or $450,000, provided he executes a waiver and general release in favor of us. If Dr. Ayers’ employment terminates but he continues to provide services to us, for example, as a director or consultant, his options will continue to vest. In addition, if within 12 months of a change in our control, Dr. Ayers’ employment with us or one of our successors is terminated without cause, or if he terminates his employment with good reason, Dr. Ayers shall be entitled to receive the greater of one year’s salary at the time of termination or $450,000, and all of his outstanding stock options will be accelerated in full, provided he executes a waiver and general release in favor of us or our successor.

For purposes of Dr. Ayers’ employment agreement, termination for “cause” generally means his termination by us as a result of his conviction for fraud, misappropriation, embezzlement or any felony or crime of moral turpitude, conduct by him demonstrating gross negligence, recklessness or willful misconduct with respect to his obligations to us, or his material breach of his employment or proprietary rights agreement with us. Termination for “good reason” generally means as a result of our material breach of Dr. Ayers’ employment agreement, a significant reduction in Dr. Ayers’ position or duties, a 25% or greater reduction in Dr. Ayers’ base salary or a relocation of our executive offices to more than 30 miles from San Diego County.

Employment Agreement with Dr. Brennan

In January 2005, we entered into an employment agreement with Dr. Brennan, our President and Chief Operating Officer. The employment agreement sets forth Dr. Brennan’s initial base salary of $250,000 per year, which is subject to adjustment upon annual review by our board of directors. The agreement entitles Dr. Brennan to receive medical benefits, as well as fringe benefits provided to our other senior executives, and participate in our incentive bonus program. Dr. Brennan will be entitled to earn an annual bonus of up to $50,000 for 2005 contingent upon our achievement of milestones as set forth in the agreement. He will also be reimbursed for reasonable travel and living expenses associated with temporary housing in the San Diego area.

In addition, pursuant to his employment agreement, we granted Dr. Brennan three stock options to purchase an aggregate of 228,224 shares of our common stock under our 2000 plan at exercise prices of $0.62 per share, the fair market value of our common stock on the grant dates. The first option, which covers 152,150 shares, vests over four years, with 25% of the option vesting after one year and the remainder vesting ratably thereafter on a monthly basis. The second option, which covers 38,037 shares, will vest in its entirety in January 2010. However, in the event we file a PMA relating to AFL with the FDA by the end of July 2005, 25% of the second option shall vest in January

2006, with the remainder of this option vesting ratably thereafter on a monthly basis. The final option, which covers 38,037 shares, vests in its entirety in January 2010. However, in the event the FDA approves a PMA relating to AFL submitted by us by the end of March 2006, 25% of the third option shall vest in January 2006, with the remainder of this option vesting ratably thereafter on a monthly basis.

Additionally, in the event of a change in our control, vesting of 50% of the unvested shares of our common stock subject to each of Dr. Brennan’s three options shall be accelerated in full. Further, if Dr. Brennan’s service with us or our successor terminates within 12 months of a change in our control, vesting of the remaining portion of Dr. Brennan’s options shall be accelerated in full, subject to certain limitations. In each case, the acceleration of Dr. Brennan’s options is contingent upon him executing a waiver and general release in favor of us or our successor.

Dr. Brennan is an “at will” employee, and he may terminate his employment with us at any time. Similarly, we can terminate his employment at any time, with or without cause. If we terminate Dr. Brennan’s employment other than for cause, he is entitled to receive nine month’s salary and medical benefits coverage and nine month’s accelerated vesting of all of his options, provided he executes a waiver and general release in favor of us. For purposes of Dr. Brennan’s employment agreement, termination for “cause” generally means his termination by us as a result of his commission of a fraud against us or an act that materially injures our business, his conviction of a felony involving moral turpitude that is likely to injure our business, his participation in any activity that is directly competitive with or injurious to us or one of our affiliates, or his repeated failure to perform his employment duties.

Employment Agreement with Mr. Tibbitts

In July 2004, we entered into an employment agreement with Mr. Tibbitts, our Vice President of Finance and Chief Financial Officer. The employment agreement sets forth Mr. Tibbitts’ initial base salary of $190,000 per year, which is subject to adjustment upon annual review by our board of directors. The agreement entitles Mr. Tibbitts to receive medical benefits, as well as fringe benefits provided to our other senior executives, and participate in our incentive bonus program.

Pursuant to the employment agreement, Mr. Tibbitts was granted two stock options to purchase an aggregate of 84,404 shares of our common stock under our 2000 plan at exercise prices of $0.62 per share, the fair market value of our common stock on the grant dates. The options vest over four years, with 25% of the options vesting after one year and the remainder vesting ratably thereafter on a monthly basis. In the event of a change in our control, vesting of 50% of the unvested shares of our common stock subject to each of Mr. Tibbitts’ stock options shall be accelerated in full. Further, if Mr. Tibbitts’ service with us or our successor terminates without cause or for good reason within 12 months of a change in our control, the remaining portion of Mr. Tibbitts’ options shall be accelerated in full, subject to certain limitations, and may be exercised during the three-month period following his termination. In each case, the acceleration of Mr. Tibbitts’ options is contingent upon him executing a waiver and general release in favor of us or our successor.

Mr. Tibbitts is an “at will” employee, and he may terminate his employment with us at any time. Similarly, we can terminate his employment at any time, with or without cause. If we terminate Mr. Tibbitts’ employment other than for cause, he is entitled to receive six month’s salary, provided he executes a waiver and general release in favor of us. For purposes of Mr. Tibbitts’ employment agreement, termination for “cause” generally means his termination by us as a result of his conviction for fraud, misappropriation, embezzlement or any felony or crime of moral turpitude, his willful neglect of his duties to us, conduct by him demonstrating gross negligence, recklessness or willful misconduct with respect to his obligations to us, or his material breach of his employment or proprietary rights agreement with us.

Employment Agreement with Dr. Lentz

In December 2004, we entered into an employment agreement with Dr. Lentz, our Senior Vice President of Research and Development. The employment agreement sets forth Dr. Lentz’s initial base salary of $200,000 per year, which is subject to adjustment upon periodic review by our board of directors. The agreement entitles Dr. Lentz to receive medical benefits, as well as fringe benefits provided to our other senior executives, and participation in our incentive bonus program.

Dr. Lentz is an “at will” employee, and he may terminate his employment with us at any time. Similarly, we can terminate his employment at any time, with or without cause. If we terminate Dr. Lentz’s employment other than for cause, he is entitled to receive six month’s salary and medical benefits coverage and six month’s accelerated vesting of all of his options, provided he executes a waiver and general release in favor of us. For purposes of Dr. Lentz’s employment agreement, termination for “cause” generally means his termination by us as a result of his conviction for fraud, misappropriation, embezzlement or any felony or crime of moral turpitude, his willful neglect of his duties to us, conduct by him demonstrating gross negligence, recklessness or willful misconduct or his material breach of his employment or proprietary rights agreement with us.

Employment Offer Letter Agreement with Mr. Olson

In September 2000, we provided an offer of employment letter to Mr. Olson, our Vice President, Regulatory, Quality and Clinical Affairs. The offer letter sets forth Mr. Olson’s initial base salary of $155,000 per year and entitles Mr. Olson to receive medical benefits, as well as other fringe benefits provided to our other senior executives, and participation in our incentive bonus program. In addition, Mr. Olson was granted an option to purchase 806 shares of our common stock under our 2000 plan at an exercise price of $13.02 per share, the fair market value of our common stock on the grant date.

Mr. Olson is an “at will” employee, and we can terminate his employment at any time, with or without cause. Similarly, Mr. Olson may terminate his employment with us at any time.

Limitations of Liability and Indemnification of Officers and Directors

We were incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or DGCL, generally provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation.

Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which the officer or director has actually and reasonably incurred.

Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and executive officers to the fullest extent permitted under the DGCL and other applicable laws.

As permitted by Delaware law, we have entered into indemnity agreements with each of our directors and executive officers. These agreements generally require us to indemnify our directors and executive officers against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any of these individuals may be made a party by reason of the fact that he or she is or was a director, officer, employee, or other agent of ours or serving at our request as a director, officer, employee, or other agent of another corporation or enterprise, provided that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Under the indemnification agreements, all expenses incurred by one of our directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of the director or executive officer, to repay all advanced amounts if it is ultimately determined that the director or executive officer is not entitled to be indemnified by us under his or her indemnification agreement, our amended and restated bylaws or the DGCL. The indemnification agreements also set forth certain procedures that will apply in the event any of our directors or executive officers brings a claim for indemnification under his or her indemnification agreement.

In addition, Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for:

•	any transaction from which the director derives an improper personal benefit;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock purchase or redemptions of shares; or

•	any breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation includes such a provision.

There is currently no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is being sought. We are not currently aware of any threatened litigation that may result in claims for indemnification against us by any of our directors or executive officers.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise. The policy expires on February 19, 2006.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since our inception in which we were or are a party, in which the amount involved in the transaction exceeded or exceeds $60,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under “Management.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would have been paid or received, as applicable, in arm’s-length transactions.

Stock Issuances

Common Stock

From our inception through April 30, 2005, we issued 161,287 shares of common stock upon exercise of employee stock options by current and former directors and executive officers and 16,425 shares in connection with a settlement agreement with a former executive officer.

Preferred Stock

From our inception through April 30, 2005, we issued shares of our preferred stock as follows:

•	1,881,933 shares of our Series A convertible preferred stock, valued at $2.58 per share, in connection with the acquisition of certain assets, including intellectual property, from Cryogen, Inc. in August 2000;

•	1,620,368 shares of our Series B convertible preferred stock at a price of $4.32 per share in August 2000 for aggregate gross proceeds of approximately $7.0 million;

•	4,456,010 shares of our Series C convertible preferred stock at a price of $2.70 per share in January 2002 for aggregate gross proceeds of approximately $12.0 million; and

•	138,975,873 shares of our Series D redeemable convertible preferred stock at a price of $0.1984 per share in June 2003 and May 2004 for aggregate gross proceeds of approximately $27.5 million.

The following table summarizes the number of shares of our preferred stock purchased by our current executive officers, directors and 5% stockholders in our preferred stock financings to date.

Purchaser	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock
Directors and Named Executive Officers
Robert Adelman, M.D.	—	—	—
Gregory M. Ayers, M.D., Ph.D.	—	—	—
Edward F. Brennan, Ph.D.	—	—	—
David J. Cooney	—	—	—
Gregory J. Tibbitts	—	—	—
Jerry C. Griffin, M.D.	—	—	—
David J. Lentz, Ph.D.	—	—	—
Arda M. Minocherhomjee, Ph.D.	—	—	—
Russell W. Olson	—	—	—
Kurt C. Wheeler	—	—	—

Purchaser	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock
5% Stockholders
Healthcare Equity QP Partners, L.P. and its affiliates(1)	—	740,740	7,609,049
MPM Capital LLC and its affiliates(2)	1,620,368	3,344,900	40,565,412
OrbiMed Associates, LLC and its affiliates(3)	—	—	30,241,936
William Blair Capital Partners VII QP and its affiliate(4)	—	—	45,362,904

(1)	Consists of shares held by Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners, L.P. Beecken Petty and Company, LLC is the general partner of Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners, L.P. Mr. Cooney is a member of Beecken Petty and Company, LLC, and shares voting and investment power with respect to the shares held by Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners L.P. with David K. Beecken, William G. Petty, Jr., Kenneth W. O’Keefe, Gregory A. Moerschel, Thomas A. Schlesinger and John W. Kneen, the other members of Beecken Petty and Company, LLC. Mr. Cooney disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(2)	Consists of shares held by MPM Asset Management Investors 2000 B LLC, MPM Bioventures GmbH & Co. Parallel-Beteiligungs KG, MPM Bioventures II, L.P. and MPM Bioventures II-QP, L.P. MPM Asset Management II, LLC is the general partner of MPM Asset Management II, L.P, the general partner of MPM Bio Ventures GmbH & Co. Parallel-Beteiligungs KG, MPM Bio Ventures II, L.P. and MPM Bio Ventures II-QP, L.P. Mr. Wheeler, Ansbert Gadicke, Michael Steinmetz, Luke Evnin, and Nicholas Galakatos, as investment managers of MPM Asset Management II, LLC, the general partner of MPM Asset Management II, L.P., and MPM Asset Management Investors 2000 B LLC, share voting and investment power with respect to shares held by MPM Bio Ventures GmbH & Co. Parallel-Beteiligungs KG, MPM Bio Ventures II, L.P., MPM Bio Ventures II-QP, L.P. and MPM Asset Management Investors 2000 B LLC. Mr. Wheeler disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3)	Consists of shares held by OrbiMed Associates, LLC, PW Juniper Crossover Fund, LLC and Caduceus Private Investments, LP. Samuel Isaly is the general partner of OrbiMed Associates, LLC, PW Juniper Crossover Fund, LLC and Caduceus Private Investments, LP. Dr. Adelman is an affiliate of OrbiMed Associates, LLC, PW Juniper Crossover Fund, LLC and Caduceus Private Investments, LP. Mr. Isaly and Dr. Adelman disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(4)	Consists of shares held by William Blair Capital Partners VII, QP and William Blair Capital Partners VII, L.P. William Blair Capital Management VII, L.P. is the general partner of William Blair Capital Partners VII, QP and William Blair Capital Partners VII, L.P. William Blair Capital Management VII, L.L.C. is the general partner of William Blair Capital Management VII, L.P. William Blair Capital Management VII, L.L.C., through a seven-person board of managers composed of certain of its members, has voting and dispositive authority over the shares held by William Blair Capital Partners VII, QP and William Blair Capital Partners VII, L.P. Decisions of the board of managers are made by a majority vote of its members and, as a result, no single member of the board of managers has voting or dispositive authority over the shares. Dr. Minocherhomjee, Robert D. Blank, Timothy Burke, David G. Chandler, John Ettelson, Robert P. Healy and Timothy M. Murray are the members of the board of managers and each disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

Warrant and Promissory Note Issuances

In November 2001, we issued warrants to purchase an aggregate of 4,778 shares of our common stock, with a weighted average exercise price of $13.02 per share, to MPM Capital LLC and its affiliates in connection with a loan financing. Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. These warrants will terminate upon completion of this offering if and to extent not exercised prior thereto.

In February and March 2003, as part of a loan financing, we issued convertible promissory notes in an aggregate principal amount of $3 million to MPM Capital LLC, Healthcare Equity Partners, L.P. and their affiliates. The notes accrued interest at a rate of 7 1/2% per year and were automatically convertible into shares of our preferred stock in the event we completed a preferred stock financing of at least $15 million on or before February 3, 2004. We repaid all principal and interest accrued under the notes on February 3, 2004.

In connection with the 2003 loan financing, we also issued warrants to purchase an aggregate of 146,326 shares of our common stock, with a weighted average exercise price of $8.37 per share, to MPM Capital LLC, Healthcare Equity Partners, L.P. and their affiliates. Each of these warrants has a net exercise provision and also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. These warrants will terminate upon completion of this offering if and to the extent not exercised prior thereto.

As of April 30, 2005, warrants to purchase an aggregate of 166,307 and 2,116,940 shares of our common stock and Series D redeemable convertible preferred stock were outstanding, respectively. The 2,116,940 shares of Series D redeemable convertible preferred stock are convertible into 68,288 shares of our common stock.

Amended and Restated Investor Rights Agreement

In connection with our preferred stock financings, we entered into an investor rights agreement, which was most recently amended in connection with our Series D redeemable convertible preferred stock financing in June 2003. Under the agreement, certain holders of our preferred stock have rights of first offer and inspection rights. The agreement also grants registration rights to some of our stockholders, including the following current and former affiliates:

•	Healthcare Equity Partners, L.P. and Healthcare Equity QP Partners, L.P.;

•	MPM Asset Management Investors 2000 B LLC, MPM Bioventures GmbH & Co. Parallel-Beteiligungs KG, MPM Bioventures II, L.P. and MPM Bioventures II-QP, L.P.;

•	OrbiMed Associates, LLC, PW Juniper Crossover Fund, LLC and Caduceus Private Investments, L.P.; and

•	William Blair Capital Partners VII QP and William Blair Capital Partners VII, L.P.

See “Description of Capital Stock — Registration Rights.” Except for the registration rights, all of these rights will terminate immediately prior to the closing of this offering.

Purchase Agreement

In March 2005, we entered into a commitment agreement with certain holders of our preferred stock affiliated with our directors. The agreement provides that in the event we do not raise at least $10 million in aggregate gross proceeds in this offering or a private equity financing:

•	by August 14, 2005, these holders will purchase an aggregate of 12,600,804 shares of our Series D redeemable convertible preferred stock, which are convertible into 406,475 shares of common stock, and receive warrants to purchase an aggregate of 81,293 shares of our common stock with a weighted average exercise price of $6.15 per share; and

•	by October 14, 2005, these holders will purchase an additional aggregate of 12,600,804 shares of our Series D redeemable convertible preferred stock and receive additional warrants to purchase an aggregate of 81,293 shares of our common stock with a weighted average exercise price of $6.15 per share.

The agreement will terminate on October 31, 2005 unless extended by the parties.

Option Grants

From our inception through April 30, 2005, we granted options to purchase an aggregate of 852,078 shares of our common stock, with a weighted-average exercise price of $0.91 per share, to our current executive officers and directors.

Loan to Executive Officer

Pursuant to his employment agreement, we loaned Dr. Ayers, our Chief Executive Officer, $175,000 in 2002 in connection with his relocation to San Diego, California following the repayment of an existing loan made by us to Dr. Ayers. The loan accrued interest at a rate of 6% per year and was secured by a deed of trust on Dr. Ayers’ personal residence. Dr. Ayers repaid the loan principal and interest accrued thereon in full in March 2005.

Relationships with Entity Affiliated with an Executive Officer and Director

CryoCor GmbH leases office space in Germany from Innovative Medical Products GmbH, or IMed Pro, and retains IMed Pro for consulting services associated with supporting some of our commercial centers. In addition, Mr. Scharnberger, the General Manager of CryoCor GmbH and Vice President of our European Operations, utilizes a car leased in IMed Pro’s name, the costs for which are reimbursed by us. Dr. Ayers, our Chief Executive Officer and one of our directors, is a general manager of IMed Pro. During the past three fiscal years, we made payments to IMed Pro of approximately $40,000 in 2002, $80,000 in 2003 and $95,000 in 2004 for these operating costs. In the three months ended March 31, 2005, we made payments of approximately $30,000 to IMed Pro.

Indemnification Agreements with Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. See “Management — Limitations of Liability and Indemnification of Officers and Directors.”

Participation in this Offering

Certain of our existing investors, William Blair Capital Partners, Healthcare Equity Partners, MPM Capital and OrbiMed Associates, have indicated an interest in purchasing, either directly or through their affiliates, $12 million worth of the shares offered by this prospectus at the public offering price, but have no legal obligation to purchase any of those shares.

Other Transactions

In November 2004, we entered into a settlement and general release agreement with Peter Wulff, our former Chief Financial Officer, Vice President, Finance, Treasurer and Assistant Secretary, in connection with the termination of his employment with us. Under this agreement, Mr. Wulff released us from all claims or potential claims related to his employment. In consideration, we paid Mr. Wulff $250,000 and sold him 16,425 shares of our common stock at a price of $0.62 per share for an aggregate purchase price of approximately $10,200.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of April 30, 2005, by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Each stockholder’s percentage ownership in the following table is based on an aggregate of 6,889,229 shares of common stock outstanding as of April 30, 2005. The percentage ownership information assumes the purchase of an aggregate of 1,000,000 shares of our common stock that certain of our existing stockholders have indicated an interest in purchasing in this offering. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any shares in this offering. In addition, because the distribution process being used in this offering is the OpenIPO auction, these stockholders may not succeed in acquiring all or any portion of the shares described above in this offering. See “Underwriting—The OpenIPO Auction Process” for more information regarding the OpenIPO auction.

Information with respect to beneficial ownership has been furnished by each director, officer or five percent or more stockholder. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of April 30, 2005. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise noted, the address for each of the stockholders in the table below is c/o CryoCor, Inc., 9717 Pacific Heights Blvd., San Diego, California 92121.

Beneficial Owner	Shares Beneficially Owned	Percentage Of Shares Beneficially Owned
		Before Offering	After Offering(1)
5% or Greater Stockholders:
MPM Capital LLC and its affiliates(2) 601 Gateway Boulevard Suite 360 South San Francisco, CA 94080	2,849,099	41.4%	32.7%
William Blair Capital Partners VII, QP and its affiliate(3) 303 West Madison Suite 2500 Chicago, IL 60606	1,645,408	23.9%	20.3%
OrbiMed Associates, LLC and its affiliates(4) 767 Third Avenue, 30th Floor New York, NY 10017	1,096,936	15.9%	13.8%
Healthcare Equity QP Partners, L.P. and its affiliate(5) 131 South Dearborn Street Suite 280 Chicago, IL 60603	476,496	6.9%	5.7%
Named Executive Officers and Directors:
Gregory M. Ayers, M.D., Ph.D.(6)	352,297	4.9%	3.5%
Edward F. Brennan, Ph.D.(7)	228,224	3.3%	2.3%
David J. Lentz, Ph.D.(8)	102,752	1.5%	1.0%
Russell W. Olson(9)	66,054	1.0%	0.7%
Gregory J. Tibbitts(10)	84,404	1.2%	0.9%
Kurt C. Wheeler(11)	2,849,099	41.4%	32.7%
Robert Adelman, M.D.(12)	1,096,936	15.9%	13.8%
David J. Cooney(13)	476,496	6.9%	5.7%
Jerry C. Griffin, M.D.(14)	18,347	*	*
Arda M. Minocherhomjee, Ph.D.(15)	1,645,408	23.9%	20.3%
All directors and executive officers as a group (10 persons)	6,920,017	90.9%	75.9%

*	Represents beneficial ownership of less than 1%.

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Consists of shares held by MPM Asset Management Investors 2000 B LLC, MPM Bioventures GmbH & Co. Parallel-Beteiligungs KG, MPM Bioventures II, L.P. and MPM Bioventures II-QP, L.P. MPM Asset Management II, LLC is the general partner of MPM Asset Management II, L.P, the general partner of MPM Bio Ventures GmbH & Co. Parallel-Beteiligungs KG, MPM Bio Ventures II, L.P. and MPM Bio Ventures II-QP, L.P. Mr. Wheeler, Ansbert Gadicke, Michael Steinmetz, Luke Evnin, and Nicholas Galakatos, as investment managers of MPM Asset Management II, LLC, the general partner of MPM Asset Management II, L.P., and MPM Asset Management Investors 2000 B LLC, share voting and investment power with respect to shares held by MPM Bio Ventures GmbH & Co. Parallel-Beteiligungs KG, MPM Bio Ventures II, L.P., MPM Bio Ventures II-QP, L.P. and MPM Asset Management Investors 2000 B LLC. Mr. Wheeler disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3)	Consists of shares held by William Blair Capital Partners VII, QP and William Blair Capital Partners VII, L.P. William Blair Capital Management VII, L.P. is the general partner of William Blair Capital Partners VII, QP and William Blair Capital Partners VII, L.P. William Blair Capital Management VII, L.L.C. is the general partner of William Blair Capital Management VII, L.P. William Blair Capital Management VII, L.L.C., through a seven-person board of managers composed of certain of its members, has voting and dispositive authority over the shares held by William Blair Capital Partners VII, QP and William Blair Capital Partners VII, L.P. Decisions of the board of managers are made by a majority vote of its members and, as a result, no single member of the board of managers has voting or dispositive authority over the shares. Dr. Minocherhomjee, Robert D. Blank, Timothy Burke, David G. Chandler, John Ettelson, Robert P. Healy and Timothy M. Murray are the members of the board of managers and each disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(4)	Consists of shares held by OrbiMed Associates, LLC, PW Juniper Crossover Fund, LLC and Caduceus Private Investments, LP. Samuel Isaly is the general partner of OrbiMed Associates, LLC, PW Juniper Crossover Fund, LLC and Caduceus Private Investments, LP. Dr. Adelman is an affiliate of OrbiMed Associates, LLC, PW Juniper Crossover Fund, LLC and Caduceus Private Investments, LP. Mr. Isaly and Dr. Adelman disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(5)	Consists of shares held by Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners, L.P. Beecken Petty and Company, LLC is the general partner of Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners, L.P. Mr. Cooney is a member of Beecken Petty and Company, LLC, and shares voting and investment power with respect to the shares held by Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners L.P. with David K. Beecken, William G. Petty, Jr., Kenneth W. O’Keefe, Gregory A. Moerschel, Thomas A. Schlesinger and John W. Kneen, the other members of Beecken Petty and Company, LLC. Mr. Cooney disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(6)	Includes 40,322 shares of common stock, of which 6,809 are subject to repurchase, and options to purchase 311,975 shares of common stock, 242,230 of which were unvested but exercisable as of April 30, 2005.

(7)	Includes 40,322 shares of common stock, all of which are subject to repurchase, and options to purchase 187,902 shares of common stock, all of which were unvested but exercisable as of April 30, 2005.

(8)	Includes 40,321 shares of common stock, of which 8,282 are subject to repurchase, and options to purchase 62,431 shares of common stock, 59,817 of which were unvested but exercisable as of April 30, 2005.

(9)	Includes options to purchase 66,054 shares of common stock, 48,043 of which were unvested but exercisable as of April 30, 2005.

(10)	Includes 40,322 shares of common stock, all of which are subject to repurchase, and options to purchase 44,082 shares of common stock, all of which were unvested but exercisable as of April 30, 2005.

(11)	Includes the shares referred to in footnote (2) above. Mr. Wheeler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(12)	Includes the shares referred to in footnote (4) above. Dr. Adelman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(13)	Includes the shares referred to in footnote (5) above. Mr. Cooney disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(14)	Includes options to purchase 18,347 shares of common stock, 13,879 of which were unvested but exercisable as of April 30, 2005.

(15)	Includes the shares referred to in footnote (3) above. Dr. Minocherhomjee disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation with the Delaware Secretary of State, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the applicable provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of April 30, 2005, there were 273,995 shares of our common stock outstanding that were held of record by approximately 150 stockholders, which excludes shares issuable upon the automatic conversion of all outstanding shares of our preferred stock. Warrants to purchase an aggregate of 151,104 shares of our common stock will terminate if and to the extent not exercised prior to the completion of this offering.

Upon completion of this offering, there will be 9,739,229 shares of our common stock outstanding after giving effect to the sale of our shares of common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share, assuming no exercise of outstanding stock options, warrants or the underwriters’ over-allotment option.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities to creditors and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future. All outstanding shares of our common stock are, and all shares of common stock to be issued in connection with this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, all outstanding shares of preferred stock will be converted into 6,615,234 shares of common stock. Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon any wholly unissued series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and any liquidation preferences, and to establish from time to time the number of shares constituting any such series or any of them. The issuance of preferred stock may result in one or more of the following:

•	decreasing the market price of our common stock;

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of us without further action by our stockholders.

We have no present plans to issue any shares of preferred stock.

Warrants

As of April 30, 2005, warrants to purchase an aggregate of 166,307 shares of our common stock, having a weighted average exercise price of $8.63 per share, were outstanding. As of April 30, 2005, warrants to purchase an aggregate of 2,116,940 shares of Series D redeemable convertible preferred stock, having a weighted average exercise price of $0.1984, were outstanding. The Series D warrants are convertible into 68,288 shares of common stock.

In July 2001 and May 2002, we issued two warrants to purchase an aggregate of 570 shares of our common stock, with a weighted average exercise price of $102.91 per share, to General Electric Capital Corporation, or GECC, in connection with a loan financing. Each of these warrants has a net exercise provision, which will be triggered automatically in the event the warrants are not exercised prior to their termination date. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Both warrants have a term of seven years.

In November 2001, we issued four warrants to purchase an aggregate of 4,778 shares of our common stock, with a weighted average exercise price of $13.02 per share, to MPM Capital LLC and its affiliates in connection with a loan financing. Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. These warrants will terminate upon completion of this offering if and to the extent not exercised prior thereto.

In February and March 2003, as part of a loan financing, we issued twelve warrants to purchase an aggregate of 146,326 shares of our common stock, with a weighted average exercise price of $8.37 per share, to MPM Capital LLC, Healthcare Equity Partners, L.P. and their affiliates. Each of these warrants has a net exercise provision and also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. These warrants will terminate upon completion of this offering if and to the extent not exercised prior thereto.

In August 2003, we issued a warrant to purchase an aggregate of 14,633 shares of our common stock with an exercise price of $6.15 per share to Comerica Bank in connection with a loan financing. The warrant has a net exercise provision and also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. In addition, the warrant contains a “put” feature, pursuant to which Comerica Bank can require us to repurchase the warrant at any time through the expiration date of the warrant for $90,000. The warrant will terminate in August 2013.

In March 2005, as part of a loan financing, we issued two warrants to purchase an aggregate of 2,116,940 shares of our Series D redeemable convertible preferred stock, with a weighted average exercise price of $.1984 per share, to affiliates of Horizon Technology Funding Company, LLC. These shares are convertible into 68,288 shares of common stock. Each of these warrants has a net exercise provision and also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrants in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. These warrants will terminate in March 2015.

Stock Options

As of April 30, 2005, options to purchase an aggregate of 1,105,136 shares of our common stock were outstanding under our 2000 plan, 211,289 of which were vested. The exercise prices of the outstanding options range from approximately $0.62 to $13.02 per share, having a weighted average exercise price of $0.96 per share. As of April 30, 2005, 141,990 additional shares of our common stock were reserved for future issuance under the 2000 plan.

Dividend Rights on Series C and Series D Convertible Preferred Stock

Shares of our Series D redeemable convertible preferred stock are entitled to cumulative dividends at 8% per annum, with the dividends cumulating on the anniversary dates of the closings of the issuances of the shares of Series D redeemable convertible preferred stock. The dates of the closings were June 4, 2003 for the first tranche and May 28, 2004 for the second tranche. If we do not complete this offering and obtain a PMA from the FDA for AFL by August 4, 2005, the annual dividend rate on our Series D redeemable convertible preferred stock will retroactively increase from 8% to 10%. These dividends may be paid by us in cash, and, to the extent not paid by us in cash prior to the closing of this offering, will be paid by us at that time through the issuance of additional shares of common stock upon the conversion of our Series D redeemable convertible preferred stock. We do not anticipate paying any cash dividends on our Series D redeemable convertible preferred stock in the foreseeable future, and our current loan agreement prohibits us from doing so without the consent of our lender. For dividends that will have cumulated as of June 4, 2005, 557,837 shares of common stock will be issuable upon closing of this offering and conversion of our Series D redeemable convertible preferred stock. We have selected June 4, 2005 as the date for calculating cumulated dividends as we believe the public offering contemplated by this prospectus will occur after this date.

Shares of our Series C convertible preferred stock are entitled to cumulative dividends on a daily basis, at a 2% per annum rate, until June 4, 2005, after which date dividends on the Series C convertible preferred stock will cease to cumulate. These dividends may be paid by us in cash, and, to the extent not paid by us in cash prior to the closing of this offering, will be paid by us at that time through the issuance of additional shares of common stock upon the conversion of our Series C convertible preferred stock. We do not anticipate paying any cash dividends on any Series C convertible preferred stock in the foreseeable future, and our current loan agreement prohibits us from doing so without the consent of our lender. For dividends that will cumulate through June 4, 2005, 137,373 shares of common stock will be issuable upon closing of this offering and conversion of our Series C convertible preferred stock. We have selected June 4, 2005 as the date for calculating cumulated dividends on our Series C convertible preferred stock as dividends will cease cumulating on this date. Until June 4, 2005 dividends will continue to cumulate at a daily rate of approximately 50 common shares per day, and if we complete the contemplated public offering prior to June 4, 2005, we will only issue common shares to the holders of Series C preferred stock as cumulated through the closing date.

Registration Rights

The holders of 6,766,338 shares of our common stock have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public beginning on the earlier of (i) June 4, 2006 or (ii) 180 days after the effective date of the registration statement of which this prospectus forms a part. This figure includes 151,104 shares of common stock that are issuable upon the exercise of warrants with a weighted average exercise price of $8.52 that will terminate if not exercised prior to the closing of this offering.

Set forth below is a summary of the registration rights of the holders of our capital stock.

Demand Registration

Under the investor rights agreement, holders of at least a majority of either (i) the shares of our common stock (on an as-converted basis) that are subject to the investor rights agreement, which we refer to as registrable common stock, or (ii) the shares of our common stock (on an as-converted basis) underlying shares of our Series D redeemable convertible preferred stock that are subject to the rights agreement, may request us to register all or any part of their shares of registrable common stock under the Securities Act, subject to certain limitations. This right may be exercised at any time after the earlier of (a) June 4, 2006 and (b) 180 days after the effective date of the registration statement of which this prospectus forms a part.

If our board of directors believes in good faith that it would be seriously detrimental to us and our stockholders to proceed with the registration at the time the request is made, we may delay the registration once in any 12-month period for a period not to exceed 180 days. Also, if the stockholders requesting registration request that the shares be offered for distribution through an underwriting, we may reduce that number of shares of our common stock to be registered upon the advice of the underwriters for the offering. If shares of our stock requested to be included in a registration must be excluded pursuant to the underwriters’ advice, we will generally register a pro rata portion of the shares requested to be registered.

We are also not required to make any registration pursuant to the demand registration rights under the investor rights agreement if:

•	prior to the demand, we have made two registrations under the investor rights agreement pursuant to prior demands by the holders of our registrable common stock and two registrations under the investor rights agreement pursuant to prior demands by the holders of our registrable common stock underlying our outstanding shares of Series D redeemable convertible preferred stock subject to the investor rights agreement, and the four registrations have been declared or ordered effective;

•	the registration request covers less than 30% of the registrable common stock or 30% of the registrable common stock underlying shares of our Series D redeemable convertible preferred stock, as applicable, subject to certain exceptions if the offering meets minimum proceeds requirements; or

•	the shares requested to be registered may be immediately registered on a registration statement on Form S-3, as described below.

We are also not required to make any registration during certain periods before and after a registration of our common stock that we initiate.

Piggyback Registration

Subject to certain limitations, our stockholders who have registration rights pursuant to the investor rights agreement have unlimited rights to request that their shares be included in any registration of our common stock that we initiate. However, our stockholders have no registration rights with respect to registrations relating solely to employee benefit plans, registrations in which the only securities proposed to be registered are shares of common stock issuable upon conversion of debt securities, or registrations on certain registration statement forms.

These registration rights are expected to be waived by the stockholders in connection with this offering.

Form S-3 Registration

After we have qualified for registration on Form S-3, which will not occur until at least 12 months after we have become a publicly reporting company, holders of registrable common stock then outstanding may request in writing that we effect registration of their shares on Form S-3, provided that the offering proceeds of the shares proposed to be registered on behalf of our stockholders, net of underwriting discounts and commissions, in each registration is at least $2.5 million. If our board of directors believes it would be seriously detrimental to us to proceed with a registration on Form S-3, we may delay any such registration once in any 12-month period for a period not to exceed 120 days.

We are also not required to make any registration on Form S-3 under the rights agreement if:

•	we have made two registrations on Form S-3 for the holders of our registrable common stock in the 12-month period prior to the request; or

•	we notify the requesting holders that we intend to make a public offering, other than in connection with registrations relating solely to employee benefit plans or a corporate reorganization, within 90 days of the request.

Transferability

The registration rights are generally transferable to any transferee who, together with the transferee’s affiliates, holds at least 100,000 shares of our registrable common stock immediately after the transfer.

Termination

The demand, piggyback and Form S-3 registration rights discussed above will terminate eight years following the closing of this offering if we receive net proceeds from this offering of at least $40 million and the shares are sold to the public at a price per share of at least three times the original issue price of our Series D redeemable convertible preferred stock. In addition, the piggyback registration rights discussed above will terminate on the date on or after the completion of this offering when the holders of these registration rights are able to sell all of their shares of registrable common stock in a single 90-day period under Rule 144 of the Securities Act.

Expenses

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions. We are also required to bear the reasonable fees and expenses of one counsel for the selling stockholders in each registration.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the DGCL, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date a person becomes an interested stockholder, the board of directors of the corporation approved the business combination or the other transaction in which the person became an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors or officers of the corporation and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation, other than the interested stockholder, authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding stock of the corporation not owned by the interested stockholder.

Section 203 of the DGCL defines a “business combination” to include any of the following:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the corporation’s assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by the corporation of any of its stock of any class or series to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of its stock of any class or series owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as:

•	any person who owns 15% or more of a corporation’s outstanding voting stock;

•	any person associated or affiliated with the corporation, who owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s outstanding voting stock; or

•	the affiliates and associates of any such person.

Section 203 of the DGCL could depress our stock price and delay, discourage or prohibit transactions not approved in advance by our board of directors, such as takeover attempts that might result in a premium over the market price of our common stock.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or our management, including, but not limited to the following:

•	Our board of directors can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control.

•	Our amended and restated certificate of incorporation, which will be effective upon completion of this offering, provides that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent.

•	Our amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management.

•	Our amended and restated bylaws provide that special meetings of the stockholders may be called only by the Chairman of our board of directors, by our Chief Executive Officer or by our board of directors upon a resolution adopted by a majority of the total number of authorized directors.

•	Following this offering, our board of directors will be divided into three classes, with each class serving a staggered three-year term. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our authorized directors, which could have the effect of delaying or preventing a change in our control or management.

•	Our amended and restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution.

•	Our amended and restated certificate of incorporation provides that, following this offering, our directors may not be removed without cause.

•	Our amended and restated certificate of incorporation does not provide for cumulative voting for directors. The absence of cumulative voting may make it more difficult for stockholders who own an aggregate of less than a majority of our stock to elect any directors to our board.

These and other provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is expected to be American Stock Transfer and Trust. American Stock Transfer and Trust’s address is 59 Maiden Lane, Plaza Level, New York, NY 10038.

Nasdaq National Market Listing

We have applied to have our common stock quoted on The Nasdaq National Market under the trading symbol “CRYO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock. Furthermore, because only a limited number of shares of our common stock will be available for sale immediately following this offering due to contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Based on 273,995 shares of our common stock outstanding on April 30, 2005, upon completion of this offering we will have 9,739,229 shares of common stock outstanding, assuming no exercise of options or warrants outstanding as of that date or of the underwriters’ over-allotment option. Certain of our existing investors, William Blair Capital Partners, Healthcare Equity Partners, MPM Capital and OrbiMed Associates, have indicated an interest in purchasing, either directly or through their affiliates, $12 million worth of the shares offered by this prospectus at the public offering price, but have no legal obligation to purchase any of those shares. Of these shares, the 2,850,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is defined under Rule 144 under the Securities Act and the rules and regulations promulgated thereunder. The remaining 6,889,229 shares of our common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which exemptions are summarized below.

Date of Availability for Sale	Number of Restricted Shares Eligible for Sale in U.S. Public Market/Percentage of Outstanding Stock	Comment
As of the date of this prospectus	29.26%	Shares sold in this offering and shares eligible for sale under Rule 144(k) that are not subject to any lock-up agreement
At various times after 180 days after the date of this prospectus	70.74%	Lock-up agreements expire; shares eligible for sale under Rules 144, 144(k) and 701

Additionally, of the 1,105,136 shares issuable upon exercise of options to purchase shares of our common stock outstanding as of April 30, 2005, approximately 259,913 shares will be vested and eligible for sale 90 days after the effective date of this offering under Rule 701. However, we expect that substantially all Rule 701 shares of our common stock are subject to lock-up agreements described below and will only become eligible for sale at the expiration of the 180-day lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period the number of restricted shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 97,392 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Our affiliates will hold approximately 6,078,121 restricted shares following expiration of the lock-up agreements described below that will be eligible for sale under Rule 144, subject to its volume and other restrictions.

Rule 144(k)

Under Rule 144(k) as in effect as of the date of this prospectus, a stockholder who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, may sell those shares without complying with the manner of sale, notice, public information or volume limitation provisions of Rule 144. Following expiration of the lock-up agreements described below, our non-affiliates will hold approximately 445,048 restricted shares that will be eligible for sale under Rule 144(k).

Rule 701

Our employees, officers, directors and consultants who acquired shares of our common stock upon exercise of options granted under our 2000 plan are entitled to rely on the resale provisions of Rule 701 under the Securities Act. Rule 701, as currently in effect, permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144. However, substantially all Rule 701 shares of our common stock are subject to the 180-day lock-up agreements described below and will only become eligible for sale at the expiration of those agreements.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act promptly following this offering to register the shares of our common stock subject to outstanding stock options and reserved for issuance under our 2000 plan, the 2005 plan, the directors’ plan and the purchase plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Our officers and directors have entered into lock-up agreements with WR Hambrecht + Co, LLC, on behalf of the underwriters. We expect that the holders of at least 95% of our common stock will enter into these agreements prior to the completion of this offering. The lock-up agreements generally prohibit these stockholders from, among other things, selling or otherwise transferring, directly or indirectly, the economic benefit of any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of WR Hambrecht + Co, LLC for a period of 180 days from the date of this prospectus. WR Hambrecht + Co, LLC may, in its sole discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Substantially all of the shares that are not subject to the lock-up agreements with the underwriters are subject to similar contractual lock-up restrictions with us.

Registration Rights

The holders of 6,766,338 shares of our common stock have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public beginning on the earlier of (i) June 4, 2006 or (ii) 180 days after the effective date of the registration statement of which this prospectus forms a part. This figure includes 151,104 shares of common stock that are issuable upon the exercise of warrants with a weighted average exercise price of $8.52 that will terminate if not exercised prior to the closing of this offering.

If the holders described above, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. In addition, if we were required to include in a registration that we initiated shares held by such holders upon the exercise of their piggyback registration rights, such sales may have an adverse effect on our ability to raise needed capital. See “Description of Capital Stock — Registration Rights.”

UNDERWRITING

In accordance with the terms of the underwriting agreement between WR Hambrecht + Co, LLC, First Albany Capital Inc. and Roth Capital Partners, LLC, as representatives of the underwriters, and us, each underwriter named below has severally agreed to purchase from us that number of shares of common stock set forth opposite the underwriter’s name below at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

Underwriters	Number of Shares
WR Hambrecht + Co, LLC

First Albany Capital Inc.

Roth Capital Partners, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

Commissions and Discounts

The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriters are left with shares that successful bidders have failed to pay for, the underwriters may sell those shares at a different price and with different selling terms.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise	Full Exercise
Public Offering Price	$	$	$

Underwriting Discount	$	$	$

Proceeds, before expenses, to us	$	$	$

We estimate that the costs of this offering, exclusive of the underwriting discount and commissions, will be approximately $1,800,000. These fees and expenses are payable entirely by us.

An electronic prospectus is available on the Web site maintained by WR Hambrecht + Co and may also be made available on websites maintained by selected dealers and selling group members participating in this offering.

The OpenIPO Auction Process

The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions “—Determination of Public Offering Price” and “—Allocation of Shares,” the public offering price and the allocation of shares are determined by an auction conducted by the underwriters and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

The following describes how the underwriters and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement

Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the underwriters and participating dealers will solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares.

The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by the underwriters or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.

Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile. The underwriters and participating dealers will contact the potential investors in the manner they request.

Effectiveness of the Registration Statement

After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriters or a dealer will be contacted by e-mail, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the close of the auction.

Reconfirmation of Bids

The underwriters will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events shall occur:

•	more than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	there is a material change in the prospectus that requires recirculation of the prospectus by us and the underwriters; or

•	the initial public offering price is more than 20% above the high end of the price range or below the low end of the price range. In this event, the underwriters will circulate a revised preliminary prospectus with its request for reconfirmation.

If a reconfirmation of bids is required, the underwriters will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting the underwriters or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids. Bidders will have the ability to cancel, modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriters will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriters may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range Prior to Effectiveness of the Registration Statement

If, prior to the date on which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in this offering, in each case in a manner that is not otherwise material to this offering, we and the underwriters or participating dealers will:

•	provide notice on our respective websites of the revised price range or number of shares to be sold in this offering, as the case may be;

•	issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

•	send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.

In these situations, the underwriters could accept an investor’s bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. However, the underwriters may decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, unconfirmed bids will be invalid.

Closing of the Auction and Pricing

The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on the Nasdaq National Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a post-effective amendment to the registration statement before the auction may be closed and before any bids may be accepted.

Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriters or a participating dealer.

Following the closing of the auction, the underwriters determine the highest price at which all of the shares offered, including shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “—Determination of Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

You will have the ability to withdraw your bid at any time until the closing of the auction. The underwriters will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriters will not cancel or reject a valid bid after the notices of acceptance have been sent.

Once the auction closes and a clearing price is set as described below, the underwriters or a participating dealer accept the bids from those bidders whose bids are at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid, as described in “—Allocation of Shares” below.

Determination of Public Offering Price

The public offering price for this offering is ultimately determined by negotiation between the underwriters and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriters and us as the principal benchmark, among other considerations described below, in determining the public offering price for the stock that will be sold in this offering.

The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriters to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is closed. The shares subject to the underwriters’ over-allotment option are used to calculate the clearing price whether or not the option is actually exercised.

Depending on the outcome of negotiations between the underwriters and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriters’ assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The underwriters and we may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in this offering. For example, the underwriters and us may elect to lower the public offering price to include certain institutional or retail bidders in this offering. The underwriters and us may also lower the public offering price to create a more stable post-offering trading price for our shares.

The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if the underwriters and we are not able to reach agreement on the public offering price, then the underwriters and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.

The following simplified example illustrates how the public offering price is determined through the auction process:

Company X offers to sell 1,500 shares in its public offering through the auction process. The underwriters, on behalf of Company X, receive five bids to purchase, all of which are kept confidential until the auction closes.

The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriters.

If the public offering price is the same as the $8.00 per share clearing price, the underwriters would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

If the public offering price is $7.00 per share, the underwriters would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

As described in “—Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

Initial Public Offering of Company X

	Bid Information			Auction Results
	Shares Requested	Cumulative Shares Requested	Bid Price	Shares Allocated	Approx. Allocated Requested Shares	Clearing Price	Amount Raised
	1,000	1,000	$10.00	700	75%	$8.00	$5,600
	100	1,100	$9.00	100	75%	$8.00	$800
Clearing Price	900	2,000	$8.00	700	75%	$8.00	$5,600
	400	2,400	$7.00	0	0%	—	—
	800	3,200	$6.00	0	0%	—	—

Total				1,500			$12,000

Allocation of Shares

Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

•	Any bid with a price below the public offering price is allocated no shares.

•	The pro-rata percentage is determined by dividing the number of shares offered (including the over-allotment option) by the total number of shares bid at or above the public offering price. In our example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro-rata percentage is 75%.

•	All of the successful bids are then multiplied by the pro-rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

•	The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

•	The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•	Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares then Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.

Initial Public Offering of Company X

	Initial Bid	Pro-Rata Allocation (75% of Initial Bid)	Initial Rounding	Allocation of Stub Shares	Final Allocation
Bid 1	1,000	750	700	0	700

Bid 2	100	75	0	100	100

Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. The underwriters, WR Hambrecht + Co, First Albany Capital and Roth Capital Partners, will not have different requirements for valid bids in this offering. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time until the auction closes and the bid is accepted. The auction may close in as little as one hour after the registration statement is declared effective. Of course, any potential bidder that decides not to participate in the auction may close its account at WR Hambrecht + Co and withdraw its funds at any time. The underwriters reserve the right, in their sole discretion, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriters have rejected or reduced bids when the underwriters, in their sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriters have also rejected or reduced bids that they deemed, in their sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by the underwriters or a participating dealer while another bidder’s identical bid is accepted.

The Closing of the Auction and Allocation of Shares

The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriters on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The 2,850,000 shares offered by this prospectus, or 3,277,500 shares if the underwriters’ over-allotment option is exercised in full, will be purchased from us by the underwriters and sold through the underwriters and participating dealers to investors who have submitted valid bids at or higher than the public offering price.

The underwriters or a participating dealer notify successful bidders by sending a notice of acceptance by e-mail, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders are notified that their bids have not been accepted.

Each participating dealer has agreed with the underwriters to sell the shares it purchases from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters do not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriters reserve the right in their sole discretion to reject or reduce any bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and they reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriters or participating dealers based on eligibility or creditworthiness criteria. Once the underwriters have accepted a bid and closed the auction, the allocation of shares sold in this offering will be made according to the process described in “—Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriters or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.

Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 427,500 additional shares of our common stock from us at this offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered.

Lock-up Agreements

We have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than the shares of common stock or options to acquire common stock issued under our stock plans. Notwithstanding the foregoing, if (a) during the last 17 days of the 180-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (b) prior to the expiration of the 180-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Each of our directors and executive officers and certain holders of our common stock, who collectively will hold at least 95% of our common stock following this offering based on the number of shares outstanding at April 30, 2005 and on the assumptions set forth under the table in “Capitalization”, have agreed not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than (a) transfers or distributions of shares of our common stock acquired from the underwriters in this offering, (b) transfers or distributions of shares of our common stock or any security convertible into our common stock acquired in open market transactions after the completion of this offering, (c) transfers of shares of common stock or any security convertible into our common stock as a bona fide gift or gifts, (d) transfers to any trust for the direct or indirect benefit of the persons bound by the foregoing terms or the immediate family of the persons bound by the foregoing terms, or (e) distributions of shares of our common stock or any security convertible into our common stock to the partners, members or stockholders of the persons bound by the foregoing terms, provided that in the case of any transfer or distribution described in (c) through (e) above, the transferees, donees or distributees agree to be bound by the foregoing terms and the transferor, donor or distributor would not be required to, or voluntarily, file a report under Section 16(a) of the Exchange Act. These restrictions will remain in effect beyond the 180-day period under the same circumstances described in the immediately preceding paragraph.

There are no specific criteria that WR Hambrecht + Co require for an early release of shares subject to lock-up agreements. The release of any lock-up will be on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for release, including financial hardship, market conditions and the trading price of the common stock. WR Hambrecht + Co has no present intention or understanding, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day period.

Short Sales, Stabilizing Transactions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriters would be made at the public offering price. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriters’ overallotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. To the extent that the underwriters engage in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because one underwriter has repurchased shares sold by or for the account of the other underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

WR Hambrecht + Co, First Albany Capital and Roth Capital Partners currently intend to act as market makers for the common stock following this offering. However, they are not obligated to do so and may discontinue any market making at any time.

Indemnity

The underwriting agreement provides that we and the underwriters have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, or contribute to payments that each other may be required to make relating to these liabilities.

LEGAL MATTERS

The validity of our shares of common stock being offered by this prospectus and certain other legal matters will be passed upon for us by Cooley Godward LLP, San Diego, California. Morgan, Lewis & Bockius LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement, including the exhibits and schedules filed with the registration statement. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. You may obtain copies of any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of that website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

CryoCor, Inc.

We have audited the accompanying consolidated balance sheets of CryoCor, Inc. as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statements schedule listed in Item 16(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CryoCor, Inc. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

San Diego, California

March 7, 2005

except for Note 5, “Changes in Capitalization”

as to which the date is April 26, 2005

The foregoing report is in the form that will be signed upon stockholders approval of the common stock split described in Note 5 to the consolidated financial statements under the caption “Changes in Capitalization’’.

/s/ Ernst & Young LLP

San Diego, California

May 9, 2005

CryoCor, Inc.

Consolidated Balance Sheets

(in thousands except share and per share amounts)

	December 31,		March 31, 2005	Pro forma redeemable convertible preferred stock and stockholders’ equity as of March 31, 2005
	2003	2004
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,923	$5,436	$6,679
Accounts receivable	31	62	142
Inventories	710	638	623
Prepaid expenses and other current assets	195	218	312
Amount due from related party, current	59	58	—

Total current assets	8,918	6,412	7,756
Property and equipment, net	1,129	849	781
Amount due from related party	58	—	—
Other assets	221	227	833

Total assets	$10,326	$7,488	$9,370

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$318	$454	$890
Accrued compensation	436	495	381
Accrued clinical development liabilities	227	667	565
Accrued liabilities	424	294	219
Deferred revenue	—	267	240
Capital lease obligation, current portion	283	82	55
Current portion of long-term debt	917	1,000	—

Total current liabilities	2,605	3,259	2,350

Capital lease obligation, less current portion	92	—	—
Long-term debt, less current portion	2,083	1,084	6,359

Series D redeemable convertible preferred stock, 142,000,000 shares authorized, 77,194,118, 138,975,873 and 138,975,873 issued and outstanding at December 31, 2003, 2004 and March 31, 2005 (unaudited), respectively; liquidation preference of $44,417 at March 31, 2005 (unaudited) and $0 pro forma (unaudited)	16,594	33,149	34,477	$—

Stockholders’ equity (deficit):
Series A, B and C convertible preferred stock, $0.001 par value; 7,958,311 shares authorized, 6,367,834 issued and outstanding at December 31, 2003 and 2004 and March 31, 2005 (unaudited); liquidation preference of $21,532 at March 31, 2005 (unaudited) and $0 pro forma (unaudited)	6	6	6	—
Common stock, $0.001 par value, 12,903,225 shares authorized; 22,253, 51,332 and 267,860 shares issued and outstanding at December 31, 2003, 2004 and March 31, 2005 (unaudited), respectively; 6,883,094 issued and outstanding, pro forma (unaudited)	—	—	—	7
Additional paid-in capital	18,979	24,609	28,051	62,527
Deferred stock compensation	—	(4,568)	(6,828)	(6,828)
Accumulated comprehensive income	95	151	125	125
Accumulated deficit	(30,128)	(50,202)	(55,170)	(55,170)

Total stockholders’ equity (deficit)	(11,048)	(30,004)	(33,816)	$661

Total liabilities and stockholders’ equity (deficit)	$10,326	$7,488	$9,370

See accompanying notes.

CryoCor, Inc.

Consolidated Statements of Operations

(in thousands except share and per share amounts)

	Years ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Product sales	$281	$342	$493	$157	$329

Operating expenses:
Cost of sales	2,844	2,649	2,718	658	717
Research and development(1)	4,336	6,387	7,978	1,734	1,789
Selling, general and administrative(1)	2,174	2,260	5,480	932	1,394

Total costs and expenses	9,354	11,296	16,176	3,324	3,900

Loss from operations	(9,073)	(10,954)	(15,683)	(3,167)	(3,571)
Interest income	134	82	109	18	20
Interest expense	(99)	(300)	(192)	(44)	(89)

Net loss	(9,038)	(11,172)	(15,766)	(3,193)	(3,640)
Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(1,641)	(4,308)	(704)	(1,328)
Cumulative dividends on Series C preferred stock	(902)	(547)	(241)	(60)	(59)

Net loss attributable to common stockholders	$(9,940)	$(13,360)	$(20,315)	$(3,957)	$(5,027)

Basic and diluted net loss per share attributable to common stockholders	$(530.11)	$(635.43)	$(769.77)	$(177.92)	$(71.12)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	18,751	21,025	26,391	22,240	70,682

Pro forma basic and diluted net loss per share attributable to common stockholders			$(4.08)		$(0.80)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders			4,982,428		6,322,007

(1) Includes non-cash stock-based compensation expense as follows:

Research and development	$—	$—	$385	$7	$191
Selling, general and administrative	—	—	664	3	200

	$—	$—	$1,049	$10	$391

See accompanying notes.

CryoCor, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

(in thousands except share and per share amounts)

	Convertible preferred stock		Common Stock		Additional paid-in in capital	Deferred stock compensation	Accumulated comprehensive income	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2001	3,502,301	$4	18,941	$—	$6,979	$—	$5	$(8,277)	$(1,289)
Issuance of Series C convertible preferred stock at $2.70 per share in cash	3,703,702	3	—	—	9,858	—	—	—	9,861
Conversion of notes payable and accrued interest for Series C convertible preferred stock at $2.70 per share	752,308	1	—	—	2,031	—	—	—	2,032
Exercise of stock options for cash	—	—	713	—	9	—	—	—	9
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	38	—	38
Net loss	—	—	—	—	—	—	—	(9,038)	(9,038)

Comprehensive loss	—	—	—	—	—	—	—	—	(9,000)

Balance at December 31, 2002	7,958,311	8	19,654	—	18,877	—	43	(17,315)	1,613
Dividends and accretion to redemption value of Series D redeemable convertible preferred stock	—	—	—	—	—	—	—	(1,641)	(1,641)
Exercise of stock options for cash	—	—	50	—	—	—	—	—	—
Conversion of Series A convertible preferred stock to common stock	(1,590,477)	(2)	2,549	—	2	—	—	—	—
Warrant issued in connection with convertible subordinated debt	—	—	—	—	100	—	—	—	100
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	52	—	52
Net loss	—	—	—	—	—	—	—	(11,172)	(11,172)

Comprehensive loss	—	—	—	—	—	—	—	—	(11,120)

Balance at December 31, 2003	6,367,834	$6	22,253	$—	$18,979	$—	$95	$(30,128)	$(11,048)

CryoCor, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)—(Continued)

(in thousands except share and per share amounts)

	Convertible preferred stock		Common Stock		Additional paid-in in capital	Deferred stock compensation	Accumulated comprehensive income	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2003 (carried forward)	6,367,834	$6	22,253	$—	$18,979	$—	$95	$(30,128)	$(11,048)
Dividends and accretion to redemption value of Series D redeemable convertible preferred stock	—	—	—	—	—	—	—	(4,308)	(4,308)
Deferred stock compensation related to employee stock option grants	—	—	—	—	5,215	(5,215)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	622	—	—	622
Cancellation of stock options issued to employees and related deferred compensation	—	—	—	—	(25)	25	—	—	—
Compensation related to stock options issued to non-employees	—	—	—	—	83	—	—	—	83
Compensation related to modification of employee stock option	—	—	—	—	40	—	—	—	40
Exercise of stock options for cash	—	—	3,945	—	3	—	—	—	3
Issuance of common stock for cash of $10 and services rendered from former executive	—	—	16,425	—	197	—	—	—	197
Issuance of common stock to consultant for services rendered	—	—	8,709	—	117	—	—	—	117
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	—	56	—	56
Net loss	—	—	—	—	—	—	—	(15,766)	(15,766)

Comprehensive loss	—	—	—	—	—	—	—	—	(15,710)

Balance at December 31, 2004	6,367,834	6	51,332	—	24,609	(4,568)	151	(50,202)	(30,004)
Dividends and accretion to redemption value of Series D redeemable convertible preferred stock (unaudited)	—	—	—	—	—	—	—	(1,328)	(1,328)
Exercise of stock options for cash (unaudited)	—	—	216,528	—	133	—	—	—	133
Deferred stock compensation related to employee stock option grants (unaudited)	—	—	—	—	2,931	(2,931)	—	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	367	—	—	367
Cancellation of stock options issued to employees and related deferred compensation (unaudited)	—	—	—	—	(304)	304	—	—	—
Compensation related to stock options granted to non-employees (unaudited)	—	—	—	—	25	—	—	—	25
Warrants issued in connection with debt facility (unaudited)	—	—	—	—	657	—	—	—	657
Comprehensive loss:	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	(26)	—	(26)
Net loss (unaudited)	—	—	—	—	—	—	—	(3,640)	(3,640)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(3,666)

Balance at March 31, 2005 (unaudited)	6,367,834	$6	267,860	$—	$28,051	$(6,828)	$125	$(55,170)	$(33,816)

See accompanying notes.

CryoCor, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Operating activities
Net loss	$(9,038)	$(11,172)	$(15,766)	$(3,193)	$(3,640)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	363	465	532	130	126
Non-cash stock based compensation	—	—	1,049	10	392
Amortization of warrants	—	100	—	—	15
Accrued interest converted to preferred stock	31	57	—	—	—
Loss on disposition of property, plant and equipment	—	10	18	—	—
Changes in operating assets and liabilities:
Accounts receivable	(122)	91	(26)	(166)	(84)
Inventories	(446)	(264)	75	146	9
Prepaid expenses and other assets	(331)	94	34	13	(643)
Accounts payable	(53)	(70)	138	236	436
Deferred revenue	—	—	267	120	(41)
Accrued liabilities	112	357	362	21	(287)

Net cash used in operating activities	(9,484)	(10,332)	(13,317)	(2,683)	(3,717)

Investing activities
Purchases of property and equipment	(700)	(304)	(271)	(61)	(59)
Proceeds from sale of property and equipment	—	9	2	—	—
Proceeds from sale of short-term investments	—	258	—	—	—
Purchases of short-term investments	(258)	—	—	—	—

Net cash used in investing activities	(958)	(37)	(269)	(61)	(59)

Financing activities
Net proceeds from issuance of preferred stock	9,862	11,896	12,246	—	—
Net proceeds from issuance of common stock	—	—	10	—	—
Proceeds from exercise of stock options	9	—	3	—	133
Proceeds from convertible subordinated debt	—	3,000	—	—	—
Proceeds from long-term debt	285	3,000	—	—	7,000
Principal payments on capital lease	(252)	(315)	(293)	(106)	(27)
Principal payments on long term debt	—	—	(916)	(167)	(2,084)

Net cash provided by (used in) financing activities	9,904	17,581	11,050	(273)	5,022

Effect of exchange rate changes on cash	38	52	49	(9)	(3)

Net (decrease) increase in cash and cash equivalents	(500)	7,264	(2,487)	(3,026)	1,243
Cash and cash equivalents at beginning of period	1,159	659	7,923	7,923	5,436

Cash and cash equivalents at end of period	$659	$7,923	$5,436	$4,897	$6,679

Supplemental disclosures of cash flow information:
Cash payments for interest	$—	$107	$134	$41	$71

Conversion of notes payable and accrued interest to preferred stock	$—	$3,057	$—	$—	$—

See accompanying notes.

CryoCor, Inc.

Notes to Consolidated Financial Statements

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

1.    Summary of Significant Accounting Policies

Organization

CryoCor, Inc. (“CryoCor” or the “Company”) was incorporated in Delaware on August 15, 2000. The Company is a medical technology company that has developed and manufactures a minimally invasive, disposable catheter system based on its proprietary cryoablation technology for the treatment of cardiac arrhythmias.

On August 31, 2000, the Company entered into a contribution agreement with CryoGen, Inc. (“CryoGen”) (the “Contribution Agreement”) whereby CryoCor acquired assets, including intellectual property, and assumed liabilities of CryoGen in exchange for Series A preferred stock and common stock of the Company. The Company issued 1,881,933 shares of Series A preferred stock and 17,175 shares of common stock to CryoGen, which represented a 100% interest in the Company as of August 31, 2000. As a result of the significant ownership initially retained by CryoGen, CryoCor’s assets acquired and liabilities assumed were recorded at the net book value transferred by CryoGen.

In 2001, the Company established a wholly owned German subsidiary, CryoCor GmbH, in order to market and support the Company’s products to the European community. In 2002, the Company received European regulatory approval for the commercial sale of the Company’s products. The majority of the Company’s revenues relate to sales by CryoCor GmbH.

Basis of Presentation

CryoCor has incurred operating losses since inception, has generated only modest operating revenues and had an accumulated deficit of $50.2 million as of December 31, 2004. Including the proceeds from the long-term debt facility entered into during March 2005 (see Note 4) and written binding commitments from its principal investors for up to an additional $5 million in equity financings in 2005, if necessary, the Company believes that it has sufficient capital and committed funding to maintain its operations through at least December 31, 2005; however, successful completion of the Company’s development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining additional financing adequate to fulfill its research and development activities and achieving a level of revenue adequate to support the Company’s cost structure. There can be no assurance that the Company will be successful in these areas. To supplement its existing resources, the Company will need to raise additional capital through the sale of equity. There can be no assurance that such capital will be available on favorable items, or at all. The Company has indicated its ability and intent to reduce operations and cash burn if its revenue projections are not met or additional financing is not achieved.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CryoCor GmbH. All intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation and Transactions

The financial statements of CryoCor GmbH are measured using the Euro as the functional currency. For purposes of consolidation, the assets and liabilities of this subsidiary are translated at the

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

rate of exchange at the balance sheet date. Income and expense items are translated at the average daily rate of exchange during the reporting period. Resulting measurement gains or losses are recognized as a component of other comprehensive income. With the exception of long-term advances from CryoCor, which are denominated in U.S. dollars and considered of a long-term investment nature, transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transaction. Transaction gains or losses were not material for the years ended December 31, 2002, 2003 and 2004, and the three months ended March 31, 2004 and 2005.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Pro Forma Redeemable Convertible Preferred Stock and Stockholders’ Equity

The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A, Series B and Series C convertible preferred stock and Series D redeemable convertible preferred stock outstanding at March 31, 2005 will be automatically converted into 6,551,191 shares of common stock consisting of 5,920,024 shares of common stock from the conversion of the preferred stock, and the issuance of 631,167 shares from dividends cumulated for financial reporting purposes on Series C and Series D preferred shares as of March 31, 2005. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of all Series A, Series B and Series C convertible preferred stock and Series D redeemable convertible preferred stock, is set forth in the accompanying consolidated balance sheets.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment of Disposable Long-Lived Assets, the Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. While the Company’s current and historical operating losses and cash flows are indicators of impairment, the Company believes the future cash flows to be received support the carrying value of its long-lived assets and accordingly, the Company has not recognized any impairment losses through March 31, 2005.

Revenue Recognition

The Company has three principal products that can be sold to customers, specifically the console that generates the cryoenergy, a disposable catheter that delivers the cryoenergy to the target site, and a sheath that helps position the catheter. While the Company expects to sell consoles in the future, its current revenue is generated by the sales of catheters and sheaths, with catheters comprising approximately 95% of the 2004 and 2005 revenues. Currently, the Company’s customers are primarily hospitals and to a lesser extent distributors. Customers are granted 30-day credit terms and have the right to return catheter products up to one month following expiration of the catheter

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

product, which is six months after its production. As the Company has had limited sales of its catheter products, it currently recognizes revenues when the customer has paid for the product and used the product or the right of return has expired. Any payments received prior to the product being used or prior to expiration of the right of return are recorded as deferred revenue. In the event the Company elects to sell consoles in the future, the Company does not intend to offer a right of return on these consoles.

The Company complies with SEC Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, as amended by SAB 104, and SFAS No. 48, Revenue Recognition When Right of Return Exists (“SFAS No. 48”). These pronouncements set forth guidelines on the timing of revenue recognition based upon factors such as passage of title, installation, payment terms and ability to return products. The Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; (iv) collectibility is reasonably assured and (v) the ability to return the product has expired.

Research and Development

Research and development expenses consist primarily of costs incurred to further the Company’s research and development activities and include salaries and related employee benefits, costs associated with clinical trials, non-clinical activities, regulatory activities, research-related overhead expenses and fees paid to external service providers and contract research organizations, which conduct certain research and development activities on behalf of the Company. Research and development costs are expensed as incurred.

Clinical Trial Expenses

Clinical trial costs are a component of research and development expenses and include fees paid to participating hospitals and other service providers which conduct clinical trial activities with patients on behalf of the Company. The various costs of the trial are specific based on the nature of the service, and the Company accrues the costs as the services to the patient are provided.

Cash and Cash Equivalents

Cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or fewer. The Company’s cash and cash equivalents consist of deposits in money market funds.

Inventories

Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method. The Company began capitalizing inventory costs associated with the manufacture of medical equipment after receiving European regulatory approval in 2002 to initiate the commercial sale of the Company’s products. Costs capitalized include raw materials and subcontract conversion costs associated with the manufacture and assembly of the medical equipment.

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of the Company’s assets are calculated using the straight-line method over an estimated useful life ranging from three to five years, or the lease term, as appropriate. Leasehold improvements are amortized over the estimated useful life or the lease term, whichever is shorter. Property and equipment, net related to Cryocor GmbH totaled $88,000, $19,000 and $18,000 as of December 31, 2003 and 2004 and March 31, 2005, respectively.

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

The information regarding net loss as required by SFAS No. 123, as amended, has been determined as if the Company had accounted for its employee stock options under the fair-value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

The following table illustrates the weighted-average assumptions for the Black-Scholes option pricing model used in determining the fair value of options granted to employees:

	Years ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
Dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate	3.5%	4.25%	3.25%	3.25%	3.25%
Expected life	6 years	6 years	6 years	6 years	6 years

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

The table below illustrates the effect on net loss and net loss per share attributable to common stockholders had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

	Years ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in thousands, except share and per share amounts)
Net loss attributable to common stockholders, as reported	$(9,940)	$(13,360)	$(20,315)	$(3,957)	$(5,027)
Deduct: Stock-based employee compensation expense included in net loss	—	—	622	—	367
Add: Stock-based employee compensation expense determined under fair value method	$(20)	$(26)	$(711)	$(8)	$(396)

Pro forma net loss attributable to common stockholders	$(9,960)	$(13,386)	$(20,404)	$(3,965)	$(5,056)

Basic and diluted net loss per share attributable to common stockholders	$(530.11)	$(635.43)	$(769.77)	$(177.92)	$(71.12)

Pro forma basic and diluted net loss per share attributable to common stockholders	$(531.17)	$(636.67)	$(773.14)	$(178.28)	$(71.53)

Deferred Stock Compensation

No employee stock compensation expense was reflected in the Company’s reported net loss in any period prior to 2004, as all options granted had an exercise price equal to the estimated fair value of the underlying common stock on the date of the grant. On February 10, 2005, the Company commenced the initial public offering process, and based on discussions with its investment bankers, reassessed the fair value of its common stock going back to January 1, 2004. The Company’s management determined that the stock options granted during 2004 were granted at exercise prices that were below the reassessed fair value of the common stock on the date of grant. The Company’s reassessment of its fair value started with the proposed valuation from its investment bankers and looked back throughout 2004 giving consideration to a number of factors, including the achievement of key clinical milestones, hiring of executive officers, and the increased possibility of completing an initial public offering. Accordingly, deferred compensation of $5,215,000 was recorded during 2004 which represented the difference between the weighted average exercise price of $0.62 and the weighted average fair value of $6.22 on 931,886 options granted to employees during 2004. The deferred stock compensation is being amortized on a straight-line basis over the vesting period of the related awards, which is generally four years. The Company recorded amortization of deferred compensation of $622,000 during 2004. During the three months ended March 31, 2005, the Company recorded additional deferred compensation of $2,931,000 related to grants of 260,061 employee stock options with a weighted average exercise price of $0.62 per share and a weighted average fair value of $13.43. Of the shares granted in 2005, 31,193 were canceled shortly after grant, and no deferred compensation was recorded on these options. During the three months ended March 31, 2005, the Company recorded amortization of deferred compensation of $367,000.

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

The expected future amortization expense for deferred stock compensation for stock options granted through March 31, 2005, is as follows (in thousands):

Years ending December 31,
2005	$1,419
2006	1,917
2007	1,917
2008	1,392
2009	183

$6,828

Comprehensive Income (Loss)

In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company reports comprehensive income (loss) and its components, including foreign currency translation adjustments in stockholders’ equity. Comprehensive income is displayed in the consolidated statements of stockholders’ equity and includes items not currently included in net income (loss). Comprehensive income (loss) does not have an impact on the Company’s results of operations.

Recently Issued Accounting Standards

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”), which is a revision of SFAS No. 123. Statement 123(R) supersedes APB Opinion No. 25 and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted by public companies no later than January 1, 2006.

Statement 123(R) permits companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date; or

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods in the year of adoption.

The Company plans to adopt Statement 123(R) using the modified-prospective method.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact under SFAS No. 123 as described in the disclosure of pro forma net loss and loss per share above.

Income Taxes

In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Fair Value of Financial Instruments

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value given their short term nature. Based on the borrowing rates currently available to the Company for loans with similar terms, management believes the fair value of the long-term debt approximates its carrying value.

2.    Net Loss Per Common Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, redeemable convertible preferred stock, convertible preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The calculation of pro forma basic and diluted net loss per share attributable to common stockholders assumes the conversion of all shares of Series A, Series B and Series C convertible preferred stock and Series D redeemable convertible preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of January 1, 2002, or the original issuance date, if later. The calculation of pro forma net loss per share attributable to common stockholders excludes incremental common stock issuable upon exercise of options and outstanding warrants, as their effect would be antidilutive.

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

	Years ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in thousands, except share and per share amounts)
Historical
Numerator:
Net loss attributable to common stockholders	$(9,940)	$(13,360)	$(20,315)	$(3,957)	$(5,027)

Denominator:
Weighted-average common shares outstanding	19,373	21,245	26,437	22,347	107,519
Weighted-average unvested common shares subject to repurchase	(622)	(220)	(46)	(107)	(36,837)

Denominator for basic and diluted net loss per share attributable to common stockholders	18,751	21,025	26,391	22,240	70,682

Basic and diluted net loss per share attributable to common stockholders	$(530.11)	$(635.43)	$(769.77)	$(177.92)	$(71.12)

Pro forma
Net loss attributable to common stockholders			$(20,315)		$(5,027)

Pro forma basic and diluted net loss per share attributable to common stockholders			$(4.08)		$(0.80)

Shares used above			26,391		70,682
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock			4,956,037		6,251,325

Pro forma shares used to compute basic and diluted net loss per share attributable to common stockholders			4,982,428		6,322,007

Historical outstanding anti-dilutive securities not included in diluted net loss per share attributable to common stockholders calculation
Redeemable convertible preferred stock (1)	—	2,604,581	4,891,800	2,654,178	4,980,172
Convertible preferred stock (1)	286,076	1,547,977	1,566,470	1,552,575	1,571,019
Options to purchase common stock	46,649	203,548	1,158,875	207,118	1,112,916
Warrants to purchase common and convertible preferred stock	5,348	166,307	166,307	166,307	234,595

	338,073	4,522,413	7,783,452	4,580,178	7,898,702

(1)	Preferred stock is shown on an if-converted to common stock basis.

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

3.    Balance Sheet Information

Inventories

Inventories consist of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
Raw materials	$377	$552	$420
Work in process	36	42	133
Finished goods	314	124	95

	727	718	648
Reserves for excess and obsolete inventory	(17)	(80)	(25)

Inventory, net	$710	$638	$623

Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,		March 31, 2005
	2003	2004
Manufacturing and laboratory equipment	$800	$911	$912
Computers and software	541	664	718
Office furniture and equipment	455	474	474
Leasehold improvements	436	440	440

	2,232	2,489	2,544
Less accumulated depreciation and amortization	(1,103)	(1,640)	(1,763)

	$1,129	$849	$781

4.    Commitments and Contingencies

Leases

The Company leases its facilities and certain equipment under non-cancelable operating leases, which expire at various times between 2005 and 2007. The leases require the Company to pay for all maintenance, insurance and property taxes. Under the terms of the Company’s facility lease, the Company was required to execute a letter of credit in favor of the landlord for $100,000.

The Company leases certain equipment under capital lease obligations. In July 2001, the Company executed a lease line of $850,000 with a financial institution and issued a warrant to purchase 218 shares of common stock (See Note 5). In May 2002, the Company issued an additional warrant to purchase 352 shares of common stock (See Note 5), in consideration with extension of the lease line to a total of $1.5 million. The lease line is intended to fund equipment acquisitions and leasehold improvements. The Company did not finance any equipment or leasehold improvements during 2004 and its remaining obligations under its capital leases will be paid during 2005. At December 31, 2003 and

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

2004 and March 31, 2005, the cost and accumulated amortization of equipment under capital lease were approximately $970,000 and $639,000, $970,000 and $775,000 and $970,000 and $808,000, respectively. Amortization expense is included with depreciation expense in the accompanying statements of cash flows.

Annual future minimum obligations for operating leases as of December 31, 2004 are as follows (in thousands):

2005	$309
2006	26
2007	26
2008	24
2009 and thereafter	—

Total minimum lease payments	$385

Rent expense was approximately $326,000, $366,000 and $411,000 for the years ended December 31, 2002, 2003 and 2004, respectively, and was approximately $126,000 and $97,000 for the three month periods ended March 31, 2004 and 2005, respectively.

In April 2005, the Company extended the lease for its existing facility through February 2007. The extended lease requires the Company to pay approximately $25,000 per month in rent.

Long-Term Debt

In August 2003, the Company executed a Term Loan Agreement (the “term loan”) for $3.0 million with a financial institution and issued a warrant to purchase 14,633 shares of common stock (See Note 5). Long-term debt consisted of the following at December 31 (in thousands):

	2003	2004
Long-term debt, payable in monthly installments of $83,000 plus accrued interest at a variable rate equal to Prime, maturing January 15, 2007	$3,000	$2,084
Less: current portion	(917)	(1,000)

	$2,083	$1,084

On March 18, 2005, the Company entered into an agreement whereby it borrowed $7.0 million from a financial institution. As part of this transaction, the Company paid off its existing term loan which had an outstanding balance of $1.8 million, which was paid down by $250,000 during the first three months of 2005. This facility places restrictive covenants on the Company’s operations, which preclude the Company from incurring new debt or placing liens on its assets, disposing of property, making dividend payments or distributions to stockholders, or entering into transactions that would result in a change of control. The new debt facility bears interest at a rate of 11.25% per annum, and requires monthly interest only payments through June 2007, at which time all remaining principal is due and payable. In conjunction with the facility, the Company issued two warrants to purchase a total of 2,116,940 shares of its Series D redeemable convertible preferred stock at $0.1984 per share, which

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

are convertible into 68,288 shares of common stock. The fair value of the warrants is $657,000 based upon an estimated fair value upon the date of grant of $13.43 per common share, an estimated life of six years, a volatility rate of 70%, and a risk free interest rate of 4.34%. The fair value of the warrant is recorded as a discount to the new debt facility, and will be amortized to interest expense on a straight-line basis over the term of the loan. The warrants are exercisable through 2015.

License Agreement

In August 2000, in connection with the Contribution Agreement, the Company executed an exclusive, irrevocable, perpetual, worldwide, non-transferable, royalty-free, fully-paid up license agreement with CryoGen for the exclusive use of CryoGen’s intellectual property in the field of cardiac arrhythmias. The Company has the right to sublicense, make, have made, import, use, have used, offer to sell, sell or have sold licensed products and perform and have performed processes under certain CryoGen intellectual property rights, enhancements and joint enhancement interest, solely in the CryoCor field. The license expires concurrent with the last patent to expire.

5.    Preferred Stock and Stockholders’ Equity (Deficit)

Preferred Stock

The authorized, issued and outstanding shares of preferred stock by series are as follows (in thousands, except for the number of shares):

		December 31, 2003		December 31, 2004			March 31, 2005
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A convertible preferred stock	1,881,933	291,456	$752	291,456	$752	$752	291,456	$752	$752
Series B convertible preferred stock	1,620,368	1,620,368	7,000	1,620,368	7,000	7,000	1,620,368	7,000	7,000
Series C convertible preferred stock	4,456,010	4,456,010	12,031	4,456,010	12,031	13,721	4,456,010	12,031	13,780

Subtotal	7,958,311	6,367,834	19,783	6,367,834	19,783	21,473	6,367,834	19,783	21,532
Series D redeemable convertible preferred stock	142,000,000	77,194,118	16,594	138,975,873	33,149	43,873	138,975,873	34,477	44,417

	149,958,311	83,561,952	$36,377	145,343,707	$52,932	$65,346	145,343,707	$54,260	$65,949

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

As discussed in Note 1, in August 2000, the Company issued 1,881,933 shares of Series A convertible preferred stock in conjunction with the Contribution Agreement and also issued 1,620,368 shares of Series B convertible preferred stock at $4.32 per share for total cash consideration of $7.0 million.

In January 2002, the Company issued 4,456,010 shares of Series C convertible preferred stock at $2.70 per share for total cash consideration of $12.0 million, of which 752,308 shares were related to the conversion of the principal and accrued interest of the subordinated bridge notes issued in November 2001.

In June 2003, the Company issued 77,194,118 shares of Series D at $0.1984 per share, of which 15,412,363 shares were related to the conversion of the principal and accrued interest of the subordinated bridge notes issued in the months leading up to the Series D financing. In May 2004, the Company completed the second closing of its Series D financing, and issued 61,781,755 shares of Series D at $0.1984 per share resulting in proceeds of $12,258,000. Total cash consideration was $27.5 million.

In connection with the Series D preferred stock issuance, the stockholders authorized a “pay-to-play” provision whereby a holder of the Company’s Series A, B and C preferred stock who did not purchase at least their pro rata share of the Series D preferred stock would have Series A, B and C preferred stock converted into common stock (on a 1 share of common stock for 620 shares of preferred stock). The pay-to-play provision resulted in 1,590,477 shares of Series A preferred stock being converted into 2,549 shares of common stock, leaving 291,456 shares of Series A preferred stock outstanding.

As of December 31, 2004, the Series A, B, C and D preferred stock were convertible at the option of the holder into shares of common stock at various conversion rates, which are subject to adjustment for declared but unpaid dividends and in the case of the Series C and D preferred stock, for cumulative dividends. The Series A, Series B, Series C and Series D preferred stock conversion prices have been set at $12.72, $15.29, $13.05, and $6.15, respectively which result in conversion rates of .2028, .2751, .2069, and .0323 for the Series A, B, C, and D preferred stock, respectively. As a result of these conversion rates, the Company has reserved 59,132, 455,713, 922,084, and 4,483,095 shares of common stock for issuance upon the conversion of the Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock, respectively. In accordance with Emerging Issue Task Force (“EITF”) No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF No 00-27”), the conversion prices for the Series A, B and C preferred stock do not have an impact on the financial statements because the incremental common shares issuable as a result of the Series D financing did not result in additional intrinsic value based on the fair value of the underlying security at the date of issuance.

The Series A, B, C and D preferred stock will automatically convert into common shares concurrent with the closing of an underwritten public offering of the Company’s common stock under the Securities Act of 1933, as amended, which results in a minimum per common share purchase price of $18.45 with gross proceeds of at least $40.0 million, or upon a vote of the holders of more than 75% of the Series A, B and C preferred stock, voting together as a single class on an as-converted basis and provided that the holders of more than 50% of the Series B and C preferred stock, and more than 60% of the Series D preferred stock then outstanding consent or agree to such conversion.

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

Holders of at least a majority of the outstanding shares of Series D preferred stock may require the Company to redeem the Series D preferred stock after the fifth anniversary of the date that the first share of Series D preferred stock was issued (June 2003) provided the Company receives a sixty day written notice of such election. The Company is required to redeem the Series D preferred stock by paying cash, in exchange for the shares of Series D preferred stock, at a per share price equal to the greater of the Series D preferred liquidation preference or the fair market value per share of the Series D preferred stock, as determined by the Board of Directors (the “Board”) and at least a majority interest of the outstanding shares of Series D preferred stock (the “holders”). The Company is accreting on a straight line basis up to the minimum redemption value over 60 months, which is the first redemption date.

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series D preferred stock are entitled to receive, prior and in preference to any distribution to the holders of Series A, B and C preferred stock, an amount equal to $0.2976 per share, plus accrued but unpaid dividends, whether or not declared, subject to adjustment. The holders of Series B and C preferred stock are entitled to receive, prior and in preference to any distribution to the holders of Series A preferred stock and common stock, an amount equal to $4.32 and $2.70 per share, respectively, plus accrued but unpaid dividends, whether or not declared. The holders of Series A preferred stock are entitled to receive, prior and in preference to any distribution to holders of common stock dividends in an amount equal to $2.58 per share, plus declared, but unpaid dividends, subject to adjustment. After payment of the liquidation preference to holders of Series A, B, C and D preferred stock, the remaining assets of the Company are then available for distribution to shares of common stock held by holders of common stock and shares of common stock that holders of Series A, B, C and D preferred stock have the right to acquire upon conversion of the shares of Series A, B, C and D preferred stock on a pro rata basis based on the number of shares of common stock held by each (on an as-converted basis for the preferred stock) until, with respect to the Series A, B and C preferred stock, the holders of Series A preferred stock have received an aggregate of $7.74 per share, the holders of Series B preferred stock have received an aggregate of $12.96 per share and the holders of Series C preferred stock have received an aggregate of $8.10 per share. All remaining amounts shall be distributed ratably to the holders of common stock and Series D preferred stock.

Holders of the preferred shares are entitled to receive dividends at an annual rate of $0.207, $0.345, $0.054 ($0.216 before June 3, 2003) and $0.016 per share, respectively for Series A, B, C and D preferred stock, as adjusted for stock splits, stock combinations and stock dividends, when and if declared by the Board of Directors. Such dividends shall be cumulative with respect to the Series C preferred stock and Series D preferred stock (with respect to shares of Series D preferred stock, on each anniversary date of their date of issuance). After the first closing of the Company’s sale of Series D preferred stock, the Series C annual dividend rate was decreased to $0.054 per share for the period from June 2003 through June 2005, and will cease accumulating after June 4, 2005. If the Company fails to achieve a certain milestone by August 4, 2005, the Series D annual dividend rate will increase retroactively from the date of issuance to $.020 per share on the shares of Series D preferred stock then-outstanding. If any dividends declared by the Company are not sufficient to enable the holders of shares of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock to receive their full preferential dividend, then, the dividend shall be distributed first to the holders of the Series D preferred stock until they receive their full preferential dividend and then ratably among the holders of the Series A preferred stock, Series B preferred stock and Series C

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

preferred stock in proportion to the aggregate dividend preferences of the outstanding shares of the respective series, and ratably among the holders of those series in proportion to the amount of such stock owned by each such holder. To date, the Company has not declared any dividends.

As of March 31, 2005 there were accrued unpaid dividends of $1,750,000 and $3,057,000 related to the Company’s Series C and Series D preferred stock which increases the number of shares of common stock issuable upon conversion of Series C and Series D preferred stock at March 31, 2005 by 134,090 and 497,077 shares, respectively. The Series C preferred stock accrues dividends daily at 2% per annum. The Series D preferred stock accrues dividends at 8% annually on the anniversary date of the date of issuance. For financial reporting purposes, the Company will continue to accrue Series D dividends on the original issue price of the outstanding Series D preferred stock evenly throughout the year, however, as of March 31, 2005, the Series D preferred stockholders were only entitled to dividends cumulated through June 4, 2004, which amounted to $1,226,901.

Holders of preferred stock have voting rights equal to the number of shares of common stock into which each share of preferred stock could be converted, exclusive of dividends, into at the record date for a vote or consent of stockholders, except as otherwise required by law, and has full voting rights and powers equal to the voting rights and powers of the holders of common stock.

The Series D preferred stockholders, voting as a separate class, are entitled to elect three members of the board of directors; Series B and Series C preferred stockholders, voting as separate classes, are each entitled to elect one member of the board of directors; and the two additional members of the board of directors are elected by the holders of Series A, B, C and D preferred stockholders and common stockholders, voting together as a single class.

Stock Warrants

During 2001 and 2002, upon various financing events, the Company issued warrants to purchase 5,348 shares of common stock at a weighted average exercise price of $22.60 per share that expire over the next four years. The fair value of the warrants represented a discount against the lease line of credit and amortized as interest expense over the term of the debt; however, the amount was not material.

During 2003, in conjunction with the issuance of the subordinated bridge notes related to the Series D financing, the Company issued warrants to purchase 146,326 shares of common stock (after anti-dilutive adjustments resulting from the issuance of the Series D preferred stock), at a purchase price of $8.37 per share: 50% expiring February 3, 2008 and 50% expiring March 28, 2008. The estimated fair value of the warrants issued in conjunction with the subordinated bridge notes of $0.34 per share was recorded as a discount against the debt and was computed using the Black Scholes valuation model. In addition, the debt discount created a beneficial conversion feature in accordance with EITF No. 00-27, which is accounted for as additional debt discount. The beneficial conversion and the debt discount of $100,000 were recorded as additional interest expense in 2003.

During 2003, upon executing the term loan agreement with a financial institution (the “Holder”), the Company issued a warrant to purchase 14,633 shares of common stock at $6.15 per share with an expiration date of August 4, 2013. The Holder of this warrant has the right (the “Put Right”) to require the Company purchase the warrant from the Holder for total consideration of $90,000. The Holder may

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

only exercise the Put Right during the first to occur of the following periods on or after January 15, 2005: (i) the twenty day period ending on the closing of an acquisition, or (ii) the twenty day period ending on the liquidation, dissolution or winding up of the Company.

As of December 31, 2004, the Company had outstanding warrants to purchase 166,307 shares of common stock. Warrants to purchase an aggregate 151,104 shares of common stock will terminate if and to the extent not exercised prior to the completion of the offering contemplated by this prospectus.

In March 2005, the Company issued a warrant to purchase 2,116,940 shares of its Series D preferred stock at $0.1984 per share (see Note 4) which is convertible into 68,288 shares of common stock.

Common Stock

During November 2004, 16,425 shares of common stock were issued to a former executive in connection with a separation agreement in exchange for $0.62 per share. Compensation expense of $186,000 was recorded for the estimated fair value of shares issued less purchase price paid on the date of issuance.

During December 2004, 8,709 shares of common stock were issued to a consultant for services rendered. Compensation expense of $117,000 was recorded for the estimated fair value of shares issued on the date of issuance.

2000 Stock Option Plan

In 2000, the Company adopted the 2000 Stock Option Plan (the “2000 Plan”). As of December 31, 2004, 1,158,875 shares of the Company’s common stock were reserved for issuance upon exercise of options granted by the Company and 82,701 shares were available for future grant or issuance. The 2000 Plan provides for the grant of incentive and non-statutory options to employees, directors and consultants.

The exercise price of incentive stock options must equal at least the deemed fair value on the date of grant and the exercise price of non-statutory stock options may be no less than 85% of the deemed fair market value on the date of grant. Options granted under the 2000 Plan generally expire no later than ten years from the date of grant. Options generally vest over a period of five years. Unvested common shares obtained through early exercise of options are subject to repurchase by the Company at the original issue price. Through March 31, 2005, no shares have been repurchased by the Company and at March 31, 2005, 137,648 shares are subject to repurchase.

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

A summary of activity under the 2000 Plan is as follows:

		Options Outstanding and Exercisable
	Shares Available	Number of Shares	Weighted- Average Exercise Price
Balance at December 31, 2001	22,496	17,137	$13.02
Authorized	25,537	—
Granted	(30,852)	30,852	$8.37
Exercised	—	(713)	$12.69
Canceled	627	(627)	$13.02

Balance at December 31, 2002	17,808	46,649	$9.95
Authorized	1,181,114	—
Granted	(163,319)	163,319	$0.65
Exercised	—	(50)	$12.56
Canceled	6,370	(6,370)	$1.91

Balance at December 31, 2003	1,041,973	203,548	$2.74
Granted	(982,144)	982,144	$0.62
Exercised	—	(3,945)	$0.71
Canceled	22,872	(22,872)	$3.00

Balance at December 31, 2004	82,701	1,158,875	$0.94
Authorized (unaudited)	228,225	—
Granted (unaudited)	(264,899)	264,899	$0.62
Exercised (unaudited)	—	(216,538)	$0.62
Canceled (unaudited)	94,320	(94,320)	$0.62

Balance at March 31, 2005 (unaudited)	140,347	1,112,916	$0.96

The weighted-average fair value of options granted during 2002, 2003, 2004 and the three months ended March 31, 2005, was $8.37, $0.65, $6.22 and $13.43 per share, respectively. At December 31, 2002, 2003 and 2004 and March 31, 2005, the weighted-average remaining contractual life of outstanding options was 9.01 years, 9.30 years, 9.36 years and 9.26 years, respectively. Based upon the differences between the exercise price and the fair value on the date of grant, the intrinsic value of the options granted in 2004 and 2005 was $5,497,000 and $2,993,000, respectively.

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

The following is a breakdown of the options outstanding as of December 31, 2004:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Options Exercisable
$0.62	1,118,172	9.44	$0.62	1,118,172	$0.62
$8.37	27,734	7.57	$8.37	27,734	$8.37
$13.02	12,969	5.85	$13.02	12,969	$13.02

$0.62-13.02	1,158,875	9.36	$0.94	1,158,875	$0.94

At December 31, 2004, 214,227 shares were vested.

The following is a breakdown of the options outstanding as of March 31, 2005:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Options Exercisable
$0.62	1,072,264	9.36	$0.62	1,072,264	$0.62
$8.37	27,683	7.32	$8.37	27,683	$8.37
$13.02	12,969	5.60	$13.02	12,969	$13.02

$0.62-13.02	1,112,916	9.26	$0.96	1,112,916	$0.96

At March 31, 2005, 199,372 shares were vested.

Stock Options Granted to Nonemployees

Stock compensation arrangements with nonemployees are accounted for in accordance with SFAS No. 123 and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”), using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

The following table illustrates the weighted-average assumption for the Black-Scholes model used in determining the fair value of options granted to nonemployees:

	Years Ended December 31,			March 31,
	2002	2003	2004	2005
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	4.17%	4.33%	4.34%	4.34%
Volatility	70%	70%	70%	70%
Expected life	10 yrs	10 yrs	10 yrs	10 yrs

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

During the years ended December 31, 2002, 2003, 2004 and the three month period ended March 31, 2005, the Company granted options to purchase 677, 12,531, 50,258 and 4,838 shares, respectively, of common stock to consultants at a weighted-average exercise price of $8.37, $0.96, $0.62 and $0.62 per share, respectively. These options generally vest over a four-year period. The related stock-based compensation expense, calculated in accordance with EITF 96-18, was $83,000 for the year ended December 31, 2004, $25,000 for the three month period ended March 31, 2005, and was not material during the years ended December 31, 2002 and 2003.

Common Shares Reserved for Issuance

Common shares were reserved for future issuance as follows:

	As of December 31, 2004	As of March 31, 2005
Series A convertible preferred stock:
Common shares to be issued upon conversion of preferred shares outstanding	59,132	59,132
Series B convertible preferred stock:
Common shares to be issued upon conversion of preferred shares outstanding	455,713	455,713
Series C convertible preferred stock:
Common shares to be issued upon conversion of preferred shares outstanding	922,084	922,084
Accrued dividends payable in common shares	129,543	134,090
Series D redeemable convertible preferred stock:
Common shares to be issued upon conversion of preferred shares outstanding	4,483,095	4,483,095
Accrued dividends payable in common shares	408,707	497,077

Total common shares issuable upon conversion of preferred shares	6,458,274	6,551,191
Warrants outstanding	166,307	234,595
2000 stock plan	1,241,576	1,253,263

Total common shares reserved for issuance	7,866,157	8,039,049

Changes in Capitalization

On February 14, 2005, the Company’s Board of Directors authorized an additional 228,225 shares available for grant under the 2000 Plan. On March 30, 2005, the Company’s Board of Directors approved the following plans described below which will become effective upon the effectiveness of the initial public offering contemplated by the filing of this prospectus:

•	the 2005 Equity Incentive Plan (the “2005 Plan”), which contains terms similar to the terms of the 2000 Plan.

•

the 2005 Non-Employee Directors’ Stock Option Plan (the “2005 Directors’ Plan”). The 2005 Directors’ Plan provides for automatic initial and annual grants of nonstatutory options to purchase the Company’s common stock to non-employee directors. The exercise price of the options granted will be equal to the fair market value of the common stock on the date of grant. Initial grants made under the 2005 Directors’ Plan will vest over

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

three years and annual grants made under the 2005 Directors’ Plan will vest over one year. All options will expire 10 years after the date of grant or earlier if the service relationship is terminated.

•	the 2005 Employee Stock Purchase Plan (the “2005 Purchase Plan”). The 2005 Purchase Plan will provide eligible employees of the Company the opportunity to purchase the Company’s common stock during specified periods. The employees will be able to purchase shares of the Company’s common stock at a price per share equal to the lower of: (a) 85% of the fair market value of a share of common stock on the first date of an offering period; or (b) 85% of the fair market value of a share of common stock on the date of purchase.

In April 2005, the Board of Directors, subject to shareholder approval, approved a reverse stock split of the Company’s common stock at a ratio of 1 share for every 31 shares previously held. The reverse stock split will be effective prior to the closing of the offering contemplated by this prospectus. All common stock share and per-share data included in these consolidated financial statements reflect the proposed reverse stock split.

6.    Income Taxes

Significant components of the Company’s deferred tax assets as of December 31, 2003 and 2004 are shown below. A valuation allowance of $12,089,000 and $17,573,000 has been established at December 31, 2003 and 2004, respectively, as realization of such assets is uncertain.

	December 31,
	2003	2004
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$9,689	$12,466
Research and development credits	1,593	2,050
Capitalized research and development	763	2,461
Other, net	44	596

Total deferred tax assets	12,089	17,573
Valuation allowance	(12,089)	(17,573)

Net deferred tax assets	$—	$—

At December 31, 2004, the Company had federal and California tax net operating loss carryforwards of approximately $32.7 million and $18.0 million, respectively. The federal and California tax loss carryforwards will begin expiring in 2020 and 2010, respectively, unless previously utilized.

CryoCor, Inc.

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to March 31, 2005 and for

the three months ended March 31, 2004 and 2005 is unaudited)

The Company also had federal and California research and development tax credit carryforwards of approximately $1.3 million and $1.1 million, respectively. The federal research and development credit will begin expiring in 2020, unless previously utilized.

At December 31, 2004, the Company’s wholly owned foreign subsidiary did not have tax net operating loss carryforwards.

Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company’s net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

7.    Related Party Transactions

During 2002, the Company issued a 6% interest-bearing loan of $650,000 to the Chief Executive Officer (the “CEO”), secured by a second deed of trust on his personal residence. In 2002, $350,000 of the loan was repaid and $125,000 was forgiven in accordance with terms in the CEO’s amended employment agreement. The remaining balance of $175,000 was to be repaid in equal amounts, plus accrued interest, over a three-year period, pursuant to the terms of a Secured Promissory Note dated November 30, 2002. The remaining principal of $58,334 at December 31, 2004 and its accrued interest was paid in full in March 2005.

CryoCor GmbH leases office space in Germany from Innovative Medical Products GmbH, or IMed Pro, and retains IMed Pro for consulting services associated with supporting some of the Company’s commercial centers. In addition, the General Manager of CryoCor GmbH and Vice President of European Operations utilizes a car leased in IMed Pro’s name, the costs for which are reimbursed by the Company. The Company’s Chief Executive Officer and one of the Company’s directors, is a general manager of IMed Pro. During the past three fiscal years, the Company made payments to IMed Pro of approximately $40,000 in 2002, $80,000 in 2003, $95,000 in 2004 and $30,000 in the three months ended March 31, 2005 for these operating costs.

8.    401(k) Defined Contribution Plan

During 2000, the Company adopted a 401(k) defined contribution plan (the “Plan”) that covers substantially all full time employees, as defined, who meet certain age requirements. Employees may contribute up to a maximum of 25% of their annual compensation (subject to a maximum limit imposed by federal tax law). The Company may make qualified nonelective contributions to the Plan. The amount of such contribution for each plan year shall be an amount determined by the Company. The allocation of qualified nonelective contributions shall be made to the accounts of non-highly compensated participants only. Employer contributions begin vesting upon completion of two years of service and become fully vested upon six years of service. As of March 31, 2005, the Company had made no contributions to the Plan.

2,850,000 Shares

CryoCor, Inc.

Common Stock

Dealer Prospectus Delivery Obligation

Until                      2005 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

Description	Amount to be paid
SEC registration fee	$5,415
NASD filing fee	5,100
Nasdaq Stock Market Listing Application fee	100,000
Blue sky qualification fees and expenses	5,000
Printing and engraving expenses	200,000
Legal fees and expenses	950,000
Accounting fees and expenses	450,000
Transfer agent and registrar fees	10,000
Miscellaneous	74,485

Total	$1,800,000

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of directors and officers of the Registrant to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for improper payment of dividends or redemptions of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to the Registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

As permitted by Delaware law, the Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving a director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director of the Registrant.

The Registrant has an insurance policy covering its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Prior to the completion of this offering, the Registrant will enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

The following list sets forth information regarding all securities sold by the Registrant since its incorporation in August 2000.

(1)	In August 2000, the Registrant issued an aggregate of 1,881,933 shares of its Series A preferred stock and 17,175 shares of common stock recorded at an aggregate value of $36,000 to CryoGen, Inc. in connection with the Registrant’s spinoff from CryoGen. Upon completion of this offering, these Series A preferred shares will convert into 17,175 shares of the Registrant’s common stock. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

(2)	In August 2000, the Registrant issued and sold an aggregate of 1,620,368 shares of its Series B preferred stock to MPM Capital LLC and its affiliates, each of which was an accredited investor at the time of the issuance, at a price of $4.32 per share for aggregate gross proceeds of approximately $7.0 million. Upon completion of this offering, these shares will convert into 455,713 shares of the Registrant’s common stock. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(3)	In July 2001 and May 2002, the Registrant issued two warrants to purchase an aggregate of 570 shares of its common stock, with a weighted average exercise price of $102.91 per share, to General Electric Capital Corporation, an accredited investor at the time of the issuance, in connection with a loan financing. The warrants expire between 2008 and 2009. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(4)	In November 2001, the Registrant issued four warrants to purchase an aggregate of 4,778 shares of its common stock, with a weighted average exercise price of $13.02 per share, to MPM Capital LLC and its affiliates, each of which was an accredited investor at the time of the issuance, in connection with a loan financing. These warrants will terminate upon completion of this offering if and to the extent not exercised prior thereto. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(5)	In January 2002, the Registrant issued and sold an aggregate of 4,456,010 shares of its Series C preferred stock to the following seven investors, each of which was an accredited investor at the time of the issuance, at a price of $2.70 per share for aggregate gross proceeds of approximately $12.0 million: MPM Capital LLC and its affiliates, Healthcare Equity QP Partners, L.P. and its affiliate and Frantz Medical Ventures. Upon completion of this offering, these shares will convert into 922,084 shares of the Registrant’s common stock. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(6)	In February 2003, the Registrant entered into a warrant and note purchase agreement with MPM Capital LLC, Healthcare Equity Partners, L.P. and their affiliates, each of which was an accredited investor at the time of the issuance, under which these entities loaned the Registrant $3 million in consideration for promissory notes issued in February and March 2003. The notes accrued interest at a rate of 7 1/2% per year and were automatically convertible into shares of the Registrant’s preferred stock in the event the Registrant completed an equity financing of at least $15 million on or before February 3, 2004. The Registrant repaid all principal and interest accrued under the notes, and the notes terminated, on February 3, 2004.

As part of the same loan financing, the Registrant issued and sold twelve warrants to purchase an aggregate of 146,326 shares of its common stock, with a weighted average exercise price of $8.37 per share, to MPM Capital LLC, Healthcare Equity Partners, L.P. and their affiliates, each of which was an accredited investor at the time of the issuance and sale. These warrants will terminate upon completion of this offering if and to the extent not exercised prior thereto.

The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(7)	In June 2003 and May 2004, the Registrant issued and sold an aggregate of 138,975,873 shares of its Series D redeemable convertible preferred stock to the following seventeen investors, each of which was an accredited investor at the time of the issuance, at a price of $0.1984 per share for aggregate gross proceeds of approximately $27.5 million: William Blair Capital Partners and its affiliate, OrbiMed Capital Advisors and its affiliates, Oakwood Capital and its affiliate, Community Investment Partners IV, LLP, LLLP, MPM Capital LLC and its affiliates, Healthcare Equity QP Partners, L.P. and its affiliate, Frantz Medical Ventures, Technology Partners Fund V, L.P. and the Larry Haimovitch 2000 Separate Property Revocable Trust. Upon completion of this offering, these shares will convert into 4,483,095 shares of the Registrant’s common stock. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(8)	In August 2003, the Registrant issued a warrant to purchase an aggregate of 14,633 shares of the Registrant’s common stock with an exercise price of $6.15 per share to Comerica Bank, an accredited investor at the time of the issuance, in connection with a loan financing. The warrant will terminate in August 2013. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(9)	In November 2004, the Registrant issued and sold 16,425 shares of its common stock to Peter Wulff, a former executive officer of the Registrant and an accredited investor at the time of the issuance, at a price of $0.62 per share for an aggregate purchase price of approximately $10,200, in connection with a settlement agreement between the Registrant and Mr. Wulff. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(10)	In December 2004, the Registrant issued 8,709 shares of its common stock, valued at $0.62 per share, to William Bradley, an accredited investor at the time of the issuance, in connection with a professional services agreement. The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(11)	In March 2005, the Registrant entered into a loan and security agreement with Horizon Technology Funding Company, LLC, or Horizon, under which Horizon loaned the Registrant $7 million in consideration for a promissory note. The note accrues interest at a rate of 11.25% per year, subject to adjustment in accordance with the terms of the loan and security agreement. Interest only payments are due through June 2007, at which time the principal is due and payable.

As part of the same loan financing, the Registrant issued and sold two warrants to purchase an aggregate of 2,116,940 shares of its Series D redeemable convertible preferred stock, with a weighted average exercise price of $.1984 per share, to affiliates of Horizon, each of which was an accredited investor at the time of the issuance and sale. These preferred shares are convertible into 68,288 shares of common stock. These warrants will terminate in March 2015.

The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(12)	In March 2005, the Registrant entered into a commitment agreement with the following eleven investors, each of which was accredited at the time of the execution of such agreement: MPM Capital LLC and its affiliates, William Blair Capital Partners VII, QP and its affiliate, OrbiMed Associates, LLC and its affiliates and Healthcare Equity QP Partners, L.P. and its affiliate. Pursuant to this agreement, such investors may become obligated to purchase from the Registrant an aggregate of 25,201,608 shares of Series D redeemable convertible preferred stock at a price of $.1984 per share in the event the Registrant does not raise at least $10 million in aggregate proceeds through the sale of its capital stock in an underwritten public offering or private equity financing prior to certain dates described in the commitment agreement.

Concurrently with the issuance of the shares of Series D redeemable convertible preferred stock pursuant to the commitment agreement, the Registrant will be obligated to issue and sell warrants to purchase up to an aggregate of 5,040,320 shares of its common stock, with a weighted average exercise price of $.1984 per share, to the purchasers of the shares. These warrants will terminate ten years after the date they are issued.

The offer, sale and issuance of such securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D.

(13)	From the Registrant’s inception through April 30, 2005, the Registrant granted stock options under its 2000 Stock Option Plan to purchase 1,334,285 shares of the Registrant’s common stock (net of expirations and cancellations) to its employees, directors and consultants, having exercise prices ranging from $0.62 to $13.02 per share. Of these, options to purchase 229,149 shares of common stock have been exercised through April 30, 2005 for aggregate consideration of $174,000, at exercise prices ranging from $0.62 to $13.02 per share.

The offers, sales and issuances of the securities described in paragraph (13) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the Registrant’s 2000 Stock Option Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Number	Description of Document
1.1(1)	Form of Underwriting Agreement.
3.1(2)	Registrant’s Amended and Restated Certificate of Incorporation, as currently in effect.
3.2(2)	Form of Registrant’s Amended and Restated Certificate of Incorporation to become effective upon completion of this offering.
3.3(2)	Registrant’s Bylaws, as currently in effect.
3.4(2)	Form of Registrant’s Amended and Restated Bylaws to become effective upon completion of this offering.
4.1(1)	Form of Common Stock Certificate of Registrant.
4.2(2)	Amended and Restated Investor Rights Agreement dated June 4, 2003 between the Registrant and certain of its stockholders.
5.1(1)	Opinion of Cooley Godward LLP.
10.1(2)(3)	Form of Indemnity Agreement by and between Registrant and its directors and executive officers.
10.2(2)(3)	2000 Stock Option Plan and Forms of Stock Option Agreement and Form of Notice of Grant of Stock Option thereunder.
10.3(2)(3)	2005 Equity Incentive Plan and Forms of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.
10.4(2)(3)	2005 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Forms of Stock Option Grant Notice thereunder.
10.5(2)(3)	2005 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.6(2)(3)	Fourth Amended and Restated Executive Employment Agreement made effective as of November 30, 2002, between the Registrant and Gregory M. Ayers, as amended.

Number	Description of Document
10.7(2)(3)	Employment Agreement made effective as of January 17, 2005, by and between the Registrant and Edward F. Brennan.
10.8(2)(3)	Executive Employment Agreement made effective as of July 1, 2004, by and between the Registrant and Gregory J. Tibbitts.
10.9(2)(3)	Executive Employment Agreement made effective as of November 12, 2004, by and between the Registrant and David Lentz.
10.10(2)(3)	Employment Offer Letter Agreement dated September 27, 2000, between the Registrant and Russell Olson.
10.11	Lease made as of November 1, 2000 between the Registrant and The Irvine Company, as amended.
10.12(4)	Contribution Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
10.13(2)(4)	License Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
10.14(2)	Venture Loan and Security Agreement dated March 18, 2005, by and between the Registrant and Horizon Technology Funding Company LLC.
21.1(2)	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2(1)	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(2)	Power of Attorney.

(1)	To be filed by amendment.
(2)	Previously filed.
(3)	Indicates management contract or compensatory plan.
(4)	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b) Financial statement schedules.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Excess and Obsolete Inventory(1)
Balance at December 31, 2001	$—
Provision	96,000
Write-offs and recoveries, net	—

Balance at December 31, 2002	96,000
Provision	9,000
Write-offs and recoveries, net	(88,000)

Balance at December 31, 2003	17,000
Provision	68,000
Write-offs and recoveries, net	(5,000)

Balance at December 31, 2004	$80,000

(1)	The provision was charged against cost of sales.

No other financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 10th day of May, 2005.

CryoCor, Inc.

By:	/s/ GREGORY M. AYERS
Gregory M. Ayers Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GREGORY M. AYERS, M.D., PH.D. Gregory M. Ayers, M.D., Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	May 10, 2005

/s/ GREGORY J. TIBBITTS Gregory J. Tibbitts	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	May 10, 2005

/s/ ROBERT ADELMAN, M.D.* Robert Adelman, M.D.	Director	May 10, 2005

/s/ DAVID J. COONEY* David J. Cooney	Director	May 10, 2005

/s/ JERRY C. GRIFFIN, M.D., FACC* Jerry C. Griffin, M.D., FACC	Director	May 10, 2005

/s/ ARDA MINOCHERHOMJEE, PH.D.* Arda Minocherhomjee, Ph.D.	Director	May 10, 2005

/s/ KURT C. WHEELER* Kurt C. Wheeler	Director	May 10, 2005

* Pursuant to Power of Attorney

/S/ GREGORY M. AYERS, M.D., PH.D.
Gregory M. Ayers, M.D., Ph.D. Attorney-in-Fact

Exhibit Index

Number	Description of Document
1.1(1)	Form of Underwriting Agreement.
3.1(2)	Registrant’s Amended and Restated Certificate of Incorporation, as currently in effect.
3.2(2)	Form of Registrant’s Amended and Restated Certificate of Incorporation to become effective upon completion of this offering.
3.3(2)	Registrant’s Bylaws, as currently in effect.
3.4(2)	Form of Registrant’s Amended and Restated Bylaws to become effective upon completion of this offering.
4.1(1)	Form of Common Stock Certificate of Registrant.
4.2(2)	Amended and Restated Investor Rights Agreement dated June 4, 2003 between the Registrant and certain of its stockholders.
5.1(1)	Opinion of Cooley Godward LLP.
10.1(2)(3)	Form of Indemnity Agreement by and between Registrant and its directors and executive officers.
10.2(2)(3)	2000 Stock Option Plan and Forms of Stock Option Agreement and Form of Notice of Grant of Stock Option thereunder.
10.3(2)(3)	2005 Equity Incentive Plan and Forms of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.
10.4(2)(3)	2005 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Forms of Stock Option Grant Notice thereunder.
10.5(2)(3)	2005 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.6(2)(3)	Fourth Amended and Restated Executive Employment Agreement made effective as of November 30, 2002, between the Registrant and Gregory M. Ayers, as amended.
10.7(2)(3)	Employment Agreement made effective as of January 17, 2005, by and between the Registrant and Edward F. Brennan.
10.8(2)(3)	Executive Employment Agreement made effective as of July 1, 2004, by and between the Registrant and Gregory J. Tibbitts.
10.9(2)(3)	Executive Employment Agreement made effective as of November 12, 2004, by and between the Registrant and David Lentz.
10.10(2)(3)	Employment Offer Letter Agreement dated September 27, 2000, between the Registrant and Russell Olson.
10.11	Lease made as of November 1, 2000 between the Registrant and The Irvine Company, as amended.
10.12(4)	Contribution Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
10.13(2)(4)	License Agreement entered into as of August 31, 2000, by and between the Registrant and CryoGen, Inc.
10.14(2)	Venture Loan and Security Agreement dated as of March 18, 2005, by and between the Registrant and Horizon Technology Funding Company LLC.
21.1(2)	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2(1)	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(2)	Power of Attorney.

(1)	To be filed by amendment.
(2)	Previously filed.
(3)	Indicates management contract or compensatory plan.
(4)	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.